Old Second
Bancorp, Inc.
Annual Report
2023



Old Second has enjoyed a strong history, but our success as an organization has always been fueled by an inspired willingness to grow, adapt and improve. **At Old Second, you're first.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number   000-10537



Old Second
BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-3143493**
(State of or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

37 South River Street, Aurora, Illinois 60507
(Address of principal executive offices, including zip code)

(630) 892-0202
(Registrant's telephone number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	OSBC	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐   No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes☒   No☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes☒   No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of ''large accelerated filer,'' ''accelerated filer,'' ''smaller reporting company,'' and ''emerging growth company'' in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	
Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes☐   No☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $559.1 million. The number of shares outstanding of the registrant's common stock, par value $1.00 per share, was 44,801,278 at March 6, 2024.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference from the registrant's definitive proxy statement relating to the 2024 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

OLD SECOND BANCORP, INC.
Form 10-K
INDEX

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and other publicly available documents of the Company contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, including, but not limited to, management's expectations regarding future plans, strategies and financial performance, including regulatory developments, industry and economic trends and estimates and assumptions underlying accounting policies. Forward-looking statements are based on our current beliefs, expectations and assumptions and on information currently available and, can be identified by the use of words such as "expects," "intends," "believes," "may," "will," "would," "could," "should," "plan," "anticipate," "estimate," "possible," "likely" or the negative thereof as well as other similar words and expressions of the future. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict as to timing, extent, likelihood and degree of occurrence, which could cause our actual results to differ materially from those anticipated in or by such statements. Potential risks and uncertainties include, but are not limited to, the following:

- our ability to execute our growth strategy;
- negative economic conditions that adversely affect the economy, real estate values, the job market and other factors nationally and in our market area, in each case that may affect our liquidity and the performance of our loan portfolio;
- risks with respect to our ability to successfully expand and integrate businesses and operations that we acquire, as well our ability to identify and complete future mergers or acquisitions;
- the financial success and viability of the borrowers of our commercial loans;
- changes in U.S. monetary policy, the level and volatility of interest rates, the capital markets and other market conditions that may affect, among other things, our liquidity and the value of our assets and liabilities;
- competitive pressures from other financial service businesses and from nontraditional financial technology ("FinTech") companies;
- any negative perception of our reputation or financial strength;
- our ability to raise additional capital on acceptable terms when needed;
- our ability to raise cost-effective funding to support business plans when needed:
- our ability to use technology to provide products and services that will satisfy customer demands and create efficiencies in operations;
- adverse effects on our information technology systems resulting from system failures, human error or cyberattacks;
- adverse effects of failures by our vendors to provide agreed upon services in the manner and at the cost agreed, particularly our information technology vendors and those vendors performing a service on the Company's behalf;
- the impact of any claims or legal actions, including any effect on our reputation;
- losses incurred in connection with repurchases and indemnification payments related to mortgages;
- the soundness of other financial institutions and other counter-party risk;
- changes in accounting standards, rules and interpretations and the related impact on our financial statements;
- our ability to receive dividends from our subsidiaries;
- a decrease in our regulatory capital ratios or negative changes in our capital position;
- adverse federal or state tax assessments, or changes in tax laws or policies;
- risks associated with actual or potential litigation or investigations by customers, regulatory agencies or others;
- legislative or regulatory changes, particularly changes in regulation of financial services companies;
- increased costs of compliance, heightened regulatory capital requirements and other risks associated with changes in regulation and the current regulatory environment;
- risks associated with complex and changing regulatory environments, including, among others, with respect to data privacy, artificial intelligence, information security, climate change or other environmental, social and governance matters, and labor matters, relating to our operations;
- the adverse effects of events beyond our control that may have a destabilizing effect on financial markets and the economy, such as epidemics and pandemics, war or terrorist activities, such as the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, essential utility outages, deterioration in the global economy, instability in the credit markets, disruptions in our customers' supply chains or disruption in transportation;
- changes in trade policy and any related tariffs; and
- each of the factors and risks under the heading "Risk Factors" in our 2023 Annual Report on Form 10-K and in subsequent filings we make with the SEC.

Because the Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain, there can be no assurances that future actual results will correspond to any forward-looking statements and you should not rely on any forward-looking statements. Additionally, all statements in this Form 10-K, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events, except as required by applicable law.

PART I

Item 1. Business

General

Old Second Bancorp, Inc. is a corporation organized under the laws of the State of Delaware in 1981 that serves as the bank holding company for its wholly-owned subsidiary bank, Old Second National Bank. Old Second National Bank (the "Bank") is a national banking association headquartered in Aurora, Illinois, that operates through 48 banking centers located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois.

In this report, unless the context suggests otherwise, references to the "Company" refer to Old Second Bancorp, Inc. and references to "we," "us," and "our" mean the combined business of the Company, the Bank and its wholly-owned subsidiaries.

We conduct a full service community banking and trust business through the Bank and its wholly-owned subsidiaries, as follows:

- Old Second Affordable Housing Fund, L.L.C., which was formed for the purpose of providing down payment assistance for home ownership to qualified individuals;
- Station I, LLC, which was formed to hold property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with borrowers;
- River Street Advisors, LLC, which was formed in May 2010 to provide investment advisory/management services;

Intercompany transactions and balances are eliminated in consolidation. We evaluate our operations as one operating segment, which is community banking. Financial information concerning our operations can be found in the financial statements in this annual report.

Mergers and Acquisitions

On December 1, 2021, we completed our merger with West Suburban Bancorp, Inc. ("West Suburban"), the holding company for West Suburban Bank. Under the terms of the merger agreement, each share of West Suburban common stock was converted into 42.413 shares of our common stock and $271.15 in cash. Total cash and stock consideration paid was approximately $295.2 million. With the acquisition of West Suburban, we acquired 34 branches in DuPage, Kane, Kendall and Will counties in Illinois.

Principal Business and Services

We are a full-service banking business offering a broad range of deposit products, trust and wealth management services, lending services, and deposit services, including demand, NOW, money market, savings, time deposit and individual retirement accounts; commercial, industrial, consumer and real estate lending, including installment loans, agricultural loans, lines of credit, lease financing receivables and overdraft checking; safe deposit operations, and an extensive variety of additional services tailored to the needs of individual customers, such as the acquisition of U.S. Treasury notes and bonds, money orders, cashiers' checks and foreign currency, direct deposit, discount brokerage, debit cards, credit cards, and other special services. Our lending activities include making commercial and consumer loans, primarily on a secured basis. Commercial lending focuses on business, equipment, capital, construction, inventory, health care and real estate lending, as well as lease financing. Installment lending includes direct loans to consumers and commercial customers.

We also offer a full complement of electronic banking services such as online and mobile banking and corporate cash management products including remote deposit capture, mobile deposit capture, investment sweep accounts, zero balance accounts, automated tax payments, ATM access, telephone banking, lockbox accounts, automated clearing house transactions, account reconciliation, controlled disbursement, detail and general information reporting, foreign and domestic wire transfers, vault services for currency and coin, and checking accounts. Additionally, we provide a wide range of wealth management, investment, agency, and custodial services for individual, corporate, and not-for-profit clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans, and charitable foundations. We also originate residential mortgages, offering a wide range of mortgage products including conventional, government, and jumbo loans. We also handle secondary marketing of those mortgages.

Market Area

Our main office is located at 37 South River Street, Aurora, Illinois 60507. The city of Aurora is located in northeastern Illinois, approximately 40 miles west of Chicago. The Bank operates primarily in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle, and Will counties in Illinois, and it has developed a strong presence in these counties. The Bank offers its services to retail, commercial, industrial, and public entity customers in the Aurora, Bartlett, Batavia, Bensenville, Bloomingdale, Bolingbrook, Burlington, Carol Stream, Chicago, Chicago Heights, Darien, Downers Grove, Elburn, Elgin, Frankfort, Glendale Heights, Joliet, Kaneville, Lombard, Montgomery, Naperville, North Aurora, Oakbrook Terrace, Oswego, Ottawa, Plano, Romeoville, South Elgin, St. Charles, Sugar Grove, Sycamore, Villa Park, Warrenville, Wasco, Wheaton, and Yorkville communities and surrounding areas through its 48 banking locations that are located primarily in the western and southern portions of the Chicago metropolitan area.

Lending Activities

We provide a broad range of commercial and retail lending services to corporations, partnerships, individuals and government agencies. We market our services to qualified borrowers, and our lending officers actively solicit the business of new borrowers entering our market areas as well as long-standing members of the local business community. We have established lending policies that include a number of underwriting factors to be considered in making loans, including location, amortization, loan to value ratio, cash flow, leverage, pricing, documentation and the credit history of the borrowers. In 2023, our total loan portfolio grew $173.3 million year over year. We had approximately $997.2 million in loan originations, excluding renewals, in 2023. We originated approximately $99.3 million of residential mortgage loans in 2023, which includes originations of loans held for sale of $52.1 million. Proceeds from the sales of residential mortgage loans to third parties were $52.2 million in 2023.

Our loan portfolio is comprised of loans in the areas of commercial real estate, residential real estate, general commercial, construction real estate, leases, and consumer lending. As of December 31, 2023, commercial real estate loans represented approximately 45.3% (47.6% at year-end 2022) of our loan portfolio, residential mortgages represented approximately 16.8% (15.5% at year-end 2022), general commercial loans represented approximately 20.8% (21.7% at year-end 2022), home equity lines of credit represented approximately 2.6% (2.8% at year-end 2022), construction lending represented approximately 4.1% (4.7% at year-end 2022), leases represented approximately 9.8% (7.2% at year-end 2022), and consumer and other lending represented less than 1.0% (less than 1.0% at year-end 2022). It is our policy to comply at all times with the various consumer protection laws and regulations including, but not limited to, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Truth in Lending Act, and the Home Mortgage Disclosure Act.

Commercial Loans. We continue to focus on identifying commercial and industrial prospects in our new business pipeline, which led to favorable results in 2023. As noted above, we are an active commercial lender in the Chicago metropolitan area, with primary markets in the city of Chicago, as well as west and south of Chicago. In 2023, our commercial lending team, specifically the sponsor finance team, grew their line of business with an increase in loan originations focusing on lower middle market private equity-backed businesses. Commercial lending is comprised of revolving lines of credit for working capital, lending for capital expenditures on manufacturing equipment and lending to small business manufacturers, service companies, medical and dental entities as well as specialty contractors. We also have commercial and industrial loans to customers in food product manufacturing, food process and packing, machinery tooling manufacturing, healthcare, as well as service and technology companies. Collateral for these loans generally includes accounts receivable, inventory, equipment and real estate. In addition, we often obtain personal and/or corporate guarantees to help assure repayment. Loans may be made on an unsecured basis if warranted by the overall financial condition of the borrower. Commercial term loans range principally from one to seven years with the majority falling in the one to five year range. Interest rates on commercial loans are a mixture of fixed and variable rates, with these rates often tied to the prime rate, a spread over the FHLB Chicago index rate, a Treasury constant maturity index, or a Secured Overnight Financing Rate ("SOFR").

Repayment of commercial loans is primarily dependent upon the cash flows generated by the operations of the commercial borrower. Our underwriting procedures identify the sources of those cash flows and seek to match the repayment terms of commercial loans to those sources. Secondary and tertiary repayment sources are typically based on collateralization and guarantor support. Commercial loans will generally require financial covenants that provide for an adequate cash flow or net worth level for uncertain events and changes in conditions. Stress testing is regularly performed on the Commercial loan portfolio to ensure appropriate reserve levels and adequate capital levels are maintained.

Lease Financing Receivables. We continued growth of our lease portfolio in 2023 with organic lease originations, primarily stemming from investment grade leases as well as small to mid-size business equipment financing. The collateral for business equipment lease financing receivables primarily includes construction and transportation equipment, and lease terms typically range from one to seven years, with the majority falling in the one to five year range. Growth in this portfolio reflects management's efforts to diversify lending product offerings, and lessen our commercial real estate loan concentration.

Commercial Real Estate Loans. The composition of the loan portfolio remains weighted towards commercial real estate at 45.3% for 2023 compared to 47.6% in 2022. Management closely monitors and stress tests concentrations within its commercial real estate portfolio so that we remain well diversified. Exposure to various real estate types is managed through board approved concentration limits which include, but are not limited to retail, office, industrial, mixed-use, hotel and healthcare. As of December 31, 2023, approximately $796.5 million, or 43.5% (46.4% at year-end 2022) of the total commercial real estate loan portfolio of $1.83 billion consisted of loans to borrowers secured by owner occupied real estate. A primary repayment risk for owner occupied commercial real estate loans is a reduction of or discontinuance of cash flows from underlying operations; for non-owner occupied commercial real estate loans, cash flow disruptions may occur with the loss of a tenant or rental income reductions. This includes but is not limited to higher insurance premiums, maintenance costs and interest expense as a result of the higher interest rate environment. Repayment could also be influenced by economic events, which may or may not be under the control of the borrower, or changes in regulations that negatively impact the future cash flow and market values of the affected properties. Repayment risk can also arise from general downward shifts in the valuations of specific property types and can vary across geographic areas, and property valuations could continue to be affected by changes in demand and other economic factors, which could further influence cash flows associated with the borrower and/or the underlying property. We seek to mitigate these risks by staying apprised of market conditions in the markets we originate loans. The majority of our commercial real estate portfolio is located within our primary geographic footprint in northeastern Illinois, southern Wisconsin and northwestern Indiana. Our Healthcare and Sponsor Finance teams do originate nationwide and are the only portfolios that consistently lend outside our primary market. As of December 31, 2023, approximately 70.4% of our commercial real estate portfolio was secured by property located in Illinois, Wisconsin or Indiana. The following table presents the composition of the commercial real estate portion of the loan portfolio at December 31, 2023.

| December 31, 2023 | Outstanding | % of Commercial Real Estate Loans | Geographic Location | | | |
			Illinois	Wisconsin	Indiana	Other
Commercial Real Estate	$ 1,830,962	100.0 %	62.6 %	4.5 %	3.3 %	29.6 %
Owner-Occupied	796,538	43.5	66.5	0.2	2.7	30.6
Healthcare	310,809	17.0	21.9	-	0.1	78.0
Other Services	82,306	4.5	100.0	-	-	-
Retail Trade	73,051	4.0	97.8	2.2	-	-
Manufacturing	71,366	3.9	97.5	-	1.2	1.3
Other (less than $50 million)	259,006	14.1	89.9	-	7.2	2.9
Non-Owner occupied	1,034,424	56.5	60.6	7.9	3.7	27.8
Retail	326,738	17.9	50.3	8.9	1.1	39.7
Office	240,515	13.1	82.5	-	-	17.5
Industrial	224,835	12.3	61.3	9.2	0.4	29.1
Mixed-Use	71,531	3.9	80.4	-	-	19.6
Hotel	49,851	2.7	11.2	30.4	6.2	52.2
Other (less than $50 million)	120,954	6.6	49.9	13.5	18.8	17.8

To mitigate risk within the commercial real estate portfolio we maintain underwriting practices that provide for adequate cash flow margins and multiple repayment sources. In most cases, we collateralized these loans and/or take personal guarantees to help assure repayment. Commercial real estate loans are primarily made based on the identified cash flow of the borrower and/or the property at origination and secondarily on the underlying real estate acting as collateral. The underwriting process requires an independent appraisal or evaluation and review, appropriate environmental due diligence and an assessment of the property's condition. Commercial real estate loans will generally require a minimum debt service coverage ratio that provides for an adequate cushion for uncertain events and changes in conditions. Additional credit support is provided by the enforceability of personal and corporate guarantees if any exist. We regularly perform stress testing on the commercial real estate portfolio by stressing in place cash flow and rental income, as well as the value of property securing the loans to calculate loss estimates that assist management with establishing appropriate reserve levels, setting concentration limits and ensuring adequate capital levels are maintained.

Multifamily Loans. Multifamily loans are commercial mortgage loans secured by residential apartment buildings with five or more units. As of December 31, 2023, approximately $402 million, or 9.9%, of the loan portfolio consisted of multifamily loans. Multifamily loans are expected to be repaid from the cash flows of the underlying property, so rental income must be sufficient to cover operating expense, maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower and their ability to repay the loan. We primarily focus on originating multifamily loans within our primary geographic footprint, with 82.7% of multifamily loans secured by properties in Illinois, Wisconsin and Indiana.

To mitigate risk within the multifamily portfolio we maintain underwriting practices that provide for adequate cash flow margins and multiple repayment sources. In most cases, we have collateralized these loans and/or take personal guarantees to help assure repayment. Multifamily loans are primarily made based on the identified cash flow of the property at origination and secondarily on the underlying collateral. The underwriting process requires an independent appraisal or evaluation and review, appropriate environmental due diligence and an assessment of the property's condition. Multifamily loans typically have a minimum debt service coverage ratio that provides an adequate cushion for unexpected or uncertain events and changes in market conditions.

The repayment of loans secured by multifamily real estate is typically dependent upon the successful operation of the real estate property. If the cash flows from the property are reduced, the borrower's ability to repay the loan may be impaired and the value of the underlying collateral impacted. We regularly perform stress testing on the multifamily portfolio by stressing rental income and the value of the property securing the loans to calculate loss estimates that assist management with establishing appropriate reserve levels and ensuring adequate capital levels are maintained.

Construction Loans.   Our construction and development portfolio decreased from $180.5 million at December 31, 2022, to $165.4 million at December 31, 2023, due to reduced volumes based on rising interest rates. We use underwriting and construction loan guidelines to determine whether to issue loans on build-to-suit or build out arrangements of existing borrower properties.

Construction loans are structured most often to be converted to permanent loans at the end of the construction phase, paid off with the proceeds from the sale of the underlying asset, or, infrequently, to be paid off upon receiving financing from another financial institution. Construction loans are generally limited to our local market area. Lending decisions have been based on the "as-is" and "prospective" appraised value of the property as determined by an independent appraiser, an analysis of the potential marketability and profitability of the project and identification of a cash flow source to service the permanent loan or verification of a refinancing source. Construction loans generally have terms of 12 to 24 months, with extensions as needed. The Bank disburses loan proceeds in increments as construction progresses and as inspections warrant.

Development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Therefore, development lending generally involves more risk than other lending because it is based on future estimates of value and economic circumstances. While appraisals are required prior to funding, loan advances are limited to the lesser of the cost to complete or "prospective" value determined by the appraisal, therefore there is the possibility of an unforeseen event affecting the value and/or costs of the project. Development loans are primarily used for multi-family developments, where the leasing of units is tied to local demand and rental rates, and commercial developments, where the success of the project is tied to the demand for commercial space, cap rates and leasing rates. If the borrower defaults prior to completion of the project, we may be required to fund additional amounts so that another developer can complete the project. We are located in an area where a large amount of development activity has occurred as rural and semi-rural areas are being suburbanized. This type of growth presents some economic risks should local demand for commercial buildings and multi-family housing shift. We address these risks by closely monitoring local real estate activity, adhering to proper underwriting procedures, closely monitoring construction projects, and limiting the amount of construction development lending by project type and obligor.

Residential Real Estate Loans.   Residential first mortgage loans and second mortgages are included in this category. First mortgage loans may include fixed rate loans that are generally sold to investors. We are a direct seller to the Federal National Mortgage Association ("FNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and to several large financial institutions. We retain servicing rights for mortgages sold to FNMA and FHLMC. The retention of such servicing rights is a source of noninterest income and also allows us an opportunity to have regular contact with mortgage customers and can help to solidify our community involvement. Other loans that are not sold include adjustable rate mortgages, lot loans, and construction loans that are held in our portfolio. Federal Housing Administration ("FHA") and the Veterans Administration ("VA") loans are sold to third party investors with servicing released. The mortgage activity slowed in both 2023 and 2022 due to the continued decline in housing inventory, and the rising rate environment.

Home Equity Lines of Credit.   Our home equity lines of credit, or HELOCs, consist of originated as well as purchased HELOCs acquired in 2017 and 2018. We experienced a decline in our organic home equity lending in 2023 and 2022, as HELOC payoffs were accelerated on both the organic and purchased portfolios held.

Consumer Loans.   We also provide many types of consumer loans including primarily motor vehicle, home improvement and signature loans. Consumer loans typically have shorter terms and lower balances with higher yields as compared to other loans but generally carry higher risks of default. Consumer loan collections are dependent on the borrower's continuing financial stability and thus are more likely to be affected by adverse personal circumstances. In addition, with the West Suburban acquisition, we acquired a small credit card portfolio with outstanding balances of approximately $5.2 million at December 31, 2021, which was sold during the third quarter of 2022. We retained the servicing of these loans through deconversion which occurred in September of 2023.

Deposit Products

We offer a full range of deposit products and services that are typically available from most banks and savings institutions. These include consumer and business checking accounts, savings accounts, money market accounts and other time deposits of various types and maturity options. Interest bearing transaction accounts and time deposits are tailored to and offered at rates competitive with those offered in our primary market areas. In addition, we offer certain retirement account services. We solicit accounts from individuals, businesses, associations, organizations and governmental authorities. We believe that our significant branch network will assist us in continuing to attract and retain deposits from local customers in our market areas.

Wealth Management

We offer wide range of wealth management, investment, agency, and custodial services for individual, corporate, and not-for-profit clients. These services include the administration of estates and personal trusts, as well as the management of investment accounts for individuals, employee benefit plans, and charitable foundations. At December 31, 2023, we had approximately $1.66 billion in assets under administration and/or management.

Competition

Our market area is highly competitive and our business activities require us to compete with many other financial institutions. A number of these financial institutions are affiliated with large bank holding companies headquartered outside of our principal market area as well as other institutions that are based in Aurora's surrounding communities and in Chicago, Illinois. All of these financial institutions operate banking offices in the greater Chicago area or actively compete for customers within our market area. We also face competition from finance companies, insurance companies, credit unions, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services, including nontraditional financial technology companies or FinTech companies. Many of our nonbank competitors which are not subject to the same extensive federal regulations that govern bank holding companies and banks, such as the Company and the Bank, may have certain competitive advantages.

We compete for loans principally through the quality of our client service and our responsiveness to client needs in addition to competing on interest rates and loan fees. Management believes that our long-standing presence in the community and personal one-on-one service philosophy enhances our ability to compete favorably in attracting and retaining individual and business customers. We actively solicit deposit-related clients and compete for deposits by offering personal attention, competitive interest rates, and professional services made available through experienced bankers and multiple delivery channels that fit the needs of our market. In wealth management and trust services, we compete with a variety of custodial banks as well as a diverse group of investment managers.

We believe the financial services industry will likely continue to become more competitive as further technological advances enable more financial institutions to provide expanded financial services without having a physical presence in our market.

Human Capital Resources

Our business is relationship-driven, and we believe that our continued growth and future success will depend in large part on the quality of service provided by our employees. Accordingly, we seek to attract, develop and retain employees who can drive our financial and strategic growth objectives and build long-term stockholder value. We respect, value and invite diversity in our team members, customers, suppliers, marketplace, and community.

We seek to provide a compelling value proposition to our employees by providing market-competitive pay and benefits which include retirement programs, broad-based bonuses, health and welfare benefits, financial counseling, paid time off, family leave and flexible work schedules. We have also created internal programs to support employee development and retention, which has contributed to our long-term tenure rates, with 35% of our employees having tenure of over ten years and 27% of our employees having at least 15 years of service. We believe that employee development and retention starts with relationships, both among employees and with the communities we serve. Our 2023 O2 Cares initiatives promoted an inclusive workplace through collaborative initiatives focused on building relationships through Employee Experience, Engagement and Social Connections. These efforts were led with the support of senior leaders and our Human Resources department and included thoughtful activations around Black History Month, Women's History Month, Pride Month, Hispanic Heritage Month, and Veterans Day. Customer and non-profit organization spotlights were shared to celebrate and elevate our diverse communities. In 2023, we also focused on finding ways to bring employees together, build relationships, and serve our communities side by side. Several examples include an all-staff after hours event with approximately 600 employees in attendance, a minor league baseball outing with approximately 800 employees and family in attendance, and new monthly spotlights showcasing an employee and a philanthropic endeavor that they support. In addition, we continued to have hundreds of attendees at our popular Executive Coffee Break sessions where we strive to make executives accessible to all employees in a casual and fun venue.

At December 31, 2023, we employed 834 full-time equivalent employees.

Available Information

We file reports with the Securities and Exchange Commission ("SEC"). Those reports include our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 may be obtained without charge upon written request to Investor Relations, Old Second Bancorp, Inc., 37 South River Street, Aurora, Illinois 60507 and are accessible at no cost on our website at www.oldsecond.com in the "Investor Relations" section, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Certain governance policies, committee charters and other investor information including our Code of Business Conduct and Ethics are also available on our website. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

SUPERVISION AND REGULATION

General

FDIC-insured institutions, their holding companies and their affiliates, are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Office of the Comptroller of the Currency (the "OCC"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC") and the Consumer Financial Protection Bureau (the "CFPB"). Furthermore, taxation laws administered by the Internal Revenue Service (the "IRS") and state taxing authorities, accounting rules developed by the Financial Accounting Standards Board ("FASB"), securities laws administered by the SEC and state securities authorities, and anti-money laundering laws enforced by the U.S. Department of the Treasury ("Treasury") have an impact on our business. The effect of these statutes, regulations, regulatory policies and accounting rules are significant to our operations and results.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of FDIC-insured institutions, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than stockholders. These laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of our business, the kinds and amounts of investments we may make, reserve requirements, required capital levels relative to assets, the nature and amount of collateral for loans, the establishment of branches, our ability to merge, consolidate and acquire, dealings with our insiders and affiliates and our payment of dividends. We experienced heightened regulatory requirements and scrutiny following the 2008 global financial crisis, and as a result of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). In addition, regulatory developments implemented in response to the COVID-19 pandemic, including the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and the Consolidated Appropriations Act, 2021, which enhanced and expanded certain provisions of the CARES Act, had an impact on our operations.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by regulatory agencies, which results in examination reports and ratings that are not publicly available and that can impact the conduct and growth of their business. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

The following is a summary of certain of the material elements of the supervisory and regulatory framework applicable to the Company and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision. These statutes and regulations are subject to change, and additional statutes, regulations, and corresponding guidance may be adopted. We are unable to predict these future changes or the effects, if any, that these changes could have on our business, revenues, and results of operations.

Legislative and Regulatory Responses to the COVID-19 Pandemic

The COVID-19 pandemic caused extensive disruptions to the global economy, to businesses, and to the lives of individuals throughout the world. On March 27, 2020, the CARES Act was signed into law providing $2.2 trillion of economic stimulus in the wake of COVID-19. There were a number of regulatory actions intended to help mitigate the adverse economic impact of the COVID-19 pandemic on borrowers, including several mandates from the bank regulatory agencies, requiring financial institutions to work constructively with borrowers affected by the COVID-19 pandemic, many of which have expired.

The Paycheck Protection Program ("PPP"), originally established under the CARES Act and extended under the Consolidated Appropriations Act of 2021, authorized financial institutions to make federally-guaranteed loans to qualifying small businesses and non-profit organizations. The PPP ended in accordance with its terms on May 31, 2021, and as of December 31, 2023, we had ten outstanding PPP loans totaling $153,000 that continue to go through the process of either obtaining forgiveness from the SBA or pursuing claims under the SBA guaranty, compared to 15 loans which totaled $1.6 million as of December 31, 2022.

Regulatory Emphasis on Capital

Regulatory capital represents the net assets of a banking organization available to absorb losses. Because of the risks attendant to their business, FDIC-insured institutions are generally required to hold more capital than other businesses, which directly affects our earnings capabilities. While capital has historically been one of the key measures of the financial health of both bank holding companies and banks, its role became fundamentally more important in the wake of the 2008 global financial crisis, as the banking regulators recognized that the amount and quality of capital held by banks prior to the crisis was insufficient to absorb losses during periods of severe stress. Certain provisions of the Dodd-Frank Act and Basel III, discussed below, establish strengthened capital standards for banks and bank holding companies that are meaningfully more stringent than those in place previously.

Basel III Capital Standards. Regulatory capital rules known as the Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings and loan associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies," generally holding companies with consolidated assets of less than $3 billion. Following the merger with West Suburban, the Company was no longer considered a "small bank holding company" as of December 31, 2021.

The Basel III rules require the Company and the Bank to maintain the following minimum capital levels:

- a common equity Tier 1 ("CET1"), risk-based capital ratio of 4.5%;
- a Tier 1 risk-based capital ratio of 6%;
- a total risk-based capital ratio of 8%; and
- a leverage ratio of 4%.

In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, under Basel III, a banking organization must maintain a "capital conservation buffer" on top of its minimum risk-based capital requirements. This buffer must consist solely of CET1 capital, but the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). The 2.5% capital conservation buffer effectively results in the following effective minimum capital ratios (taking into account the capital conservation buffer): (i) a CET1 capital ratio of 7.0%, (ii) a Tier 1 risk-based capital ratio of 8.5%, and (iii) a total risk-based capital ratio of 10.5%.

Proposed new rules for U.S. implementation of capital requirements under Basel IV rules, more recently referred to as the "Basel III Endgame", were issued by the U.S. federal banking agencies on July 27, 2023. These proposed rules include broad-based changes to the risk-weighting framework for various credit exposures and operational risk capital requirements. However, the proposed rules generally apply only to large banking organizations with total assets of $100 billion or more, and are expected to not be applicable to us.

As part of its response to the impact of the COVID-19 pandemic, in the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule that provided banking organizations that adopted the credit impairment model, the Current Expected Credit Loss, or CECL, during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with our adoption of CECL on January 1, 2020, we elected to utilize the five-year CECL transition. The cumulative amount that is not recognized in regulatory capital, in addition to the $3.8 million Day One impact of CECL adoption, began to be phased in at 25% per year beginning January 1, 2022. As of December 31, 2021, this additional component added to capital had been materially reversed, as provision for credit loss reversals of $10.3 million were recorded in 2021, excluding the impact of the West Suburban acquisition and resultant PCD loan marks. As of December 31, 2023 and 2022, capital measures of the Company exclude $1.9 million and $2.9 million, respectively, which is primarily the Day One impact of CECL adoption to retained earnings recorded in 2020 less partial runoff since January 2022.

In November 2019, the federal banking regulators published final rules implementing a simplified measure of capital adequacy for certain banking organizations that have less than $10 billion in total consolidated assets. Under the final rules, which went into effect on January 1, 2020, depository institutions and depository institution holding companies that have less than $10 billion in total consolidated assets and meet other qualifying criteria, including a leverage ratio of greater than 9%, off-balance-sheet exposures of 25% or less of total consolidated assets, and trading assets plus trading liabilities of 5% or less of total consolidated assets, are deemed "qualifying community banking organizations" and are eligible to opt into the "community bank leverage ratio framework." A qualifying community banking organization that elects to use the community bank leverage ratio framework and that maintains a leverage ratio of greater than 9% is considered to have satisfied the generally applicable risk-based and leverage capital requirements under the Basel III rules and, if applicable, is considered to have met the "well capitalized" ratio requirements for purposes of its primary federal regulator's prompt corrective action rules, discussed below. We do not have any immediate plans to elect to use the community bank leverage ratio framework but may make such an election in the future.

Well-Capitalized Requirements. The ratios described above are minimum standards in order for banking organizations to be considered "adequately capitalized." Bank regulatory agencies uniformly encourage banks to hold more capital and be "well-capitalized" and, to that end, federal law and regulations provide various incentives for banking organizations to maintain regulatory capital at levels in excess of minimum regulatory requirements. For example, a banking organization that is well-capitalized may: (i) qualify for exemptions from prior notice or application requirements otherwise applicable to certain types of activities; (ii) qualify for expedited processing of other required notices or applications; and (iii) accept, roll-over or renew brokered deposits. Higher capital levels could also be required if warranted by the particular circumstances or risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 Capital less all intangible assets), well above the minimum levels.

Under the capital regulations of the OCC, in order to be well-capitalized, a banking organization must maintain:

- A CET1 ratio to risk-weighted assets of 6.5% or more;
- A ratio of Tier 1 Capital to total risk-weighted assets of 8%;
- A ratio of Total Capital to total risk-weighted assets of 10%; and
- A leverage ratio of Tier 1 Capital to total adjusted average quarterly assets of 5% or greater.

It is possible under the Basel III Rule to be well-capitalized while remaining out of compliance with the capital conservation buffer discussed above.

As of December 31, 2023, the Bank was well-capitalized, as defined by OCC regulations. As of December 31, 2023, we had regulatory capital in excess of the Federal Reserve's requirements and met the Basel III Rule requirements to be well-capitalized.

Prompt Corrective Action. An FDIC-insured institution's capital plays an important role in connection with regulatory enforcement as well. Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: (i) requiring the institution to submit a capital restoration plan; (ii) limiting the institution's asset growth and restricting its activities; (iii) requiring the institution to issue additional capital stock (including additional voting stock) or to sell itself; (iv) restricting transactions between the institution and its affiliates; (v) restricting the interest rate that the institution may pay on deposits; (vi) ordering a new election of directors of the institution; (vii) requiring that senior executive officers or directors be dismissed; (viii) prohibiting the institution from accepting deposits from correspondent banks; (ix) requiring the institution to divest certain subsidiaries; (x) prohibiting the payment of principal or interest on subordinated debt; and (xi) ultimately, appointing a receiver for the institution.

Regulation and Supervision of the Company

General. The Company, as the sole stockholder of the Bank, is a bank holding company. As a bank holding company, the Company is registered with, and subject to regulation, supervision and enforcement by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). The Company is legally obligated to act as a source of financial and managerial strength to the Bank and to commit resources to support the Bank in circumstances where the Company might not otherwise do so. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of the Company's operations and such additional information regarding the Company and the Bank as the Federal Reserve may require.

Permitted Activities. The BHCA generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking as to be a proper incident thereto." This authority would permit the Company to engage in a variety of banking-related businesses, including the ownership and operation of a savings association, or any entity engaged in consumer finance, equipment leasing, the operation of a computer service bureau (including software development) and mortgage banking and brokerage services. The BHCA does not place territorial restrictions on the domestic activities of nonbank subsidiaries of bank holding companies.

As a bank holding company, we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complementary to financial activities, including insurance underwriting, sales and brokerage activities; providing financial and investment advisory services and underwriting services; and engaging in limited merchant banking activities. We have not sought financial holding company status, but we may elect that status in the future as our business matures. If we were to elect in writing for financial holding company status, we would be required to be well capitalized and well managed, and each insured depository institution we control would also have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act (discussed below).

Acquisition Activities. The primary purpose of a bank holding company is to control and manage banks. The BHCA generally requires the prior approval of the Federal Reserve for any merger involving a bank holding company or any acquisition by a bank holding company of another bank or bank holding company. In addition, the prior approval of the OCC is required for a national bank to merge with another bank or purchase the assets or assume the deposits of another bank. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the CRA.

On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. Among other initiatives, the Executive Order encouraged the federal banking agencies to review their current merger oversight practices under the BHCA and the Bank Merger Act and adopt a plan for revitalization of such practices. In December 2021, the U.S. Department of Justice ("DOJ") (in consultation with the Federal Reserve, the OCC, and FDIC announced that it was seeking additional public comments on whether and how the DOJ should revise the 1995 Bank Merger Competitive Review Guidelines. The comment period closed on February 15, 2022. In March 2022, the FDIC published a Request for Information seeking information and comments regarding the laws, practices, rules, regulations, guidance, and statements of policy that apply to merger transactions involving one or more insured depository institutions, including the merger between an insured depository institution and a noninsured institution. In a May 2022 speech, the acting head of the OCC announced that he had asked his staff to work with DOJ and other federal banking agencies to review the agency's frameworks to analyze bank mergers. In May 2022, the CFPB announced the establishment of an Office of Competition and Innovation. Additionally, the Federal Trade Commission and DOJ jointly released the 2023 Draft Merger Guidelines for public comment to strengthen the agencies' oversight over mergers that would violate the federal antitrust laws. If adopted as proposed in draft form, the Merger Guidelines would substantially modify the existing regulatory framework for merger enforcement. It is not yet clear what effect, if any, the draft Merger Guidelines will have on the federal banking agencies as they consider revising the requirements for mergers involving banks and bank holding companies. On January 29, 2024, the OCC released a notice of proposed rulemaking to (i) amend its existing procedural regulation that provides for expedited review of a limited set of business combinations involving a national bank or federal savings association and (ii) adopt a new policy statement summarizing the OCC's substantive approach to evaluating Bank Merger Act applications. Comments on the OCC notice of proposed rulemaking are due no later than 60 days following publication of the proposal in the Federal Register.

There are many steps that must be taken by the agencies before any final changes to the framework for evaluating bank mergers can be implemented and the prospects for such action continue to be uncertain at this time; however, the adoption of more expansive or prescriptive standards may have an impact on our acquisition activities.

Change in Control. Under the Change in Bank Control Act, a person or company is required to file a notice with the Federal Reserve if it will, as a result of the transaction, own or control 10% or more of any class of voting securities or direct the management or policies of a bank or bank holding company and either if the bank or bank holding company has registered securities or if the acquirer would be the largest holder of that class of voting securities after the acquisition. For a change in control at the holding company level, both the Federal Reserve and the subsidiary bank's primary federal regulator must approve the change in control; at the bank level, only the bank's primary federal regulator is involved.

In addition, the BHCA prohibits any entity from acquiring 25% (5% if the acquirer is a bank holding company) or more of a bank holding company's voting securities, or otherwise obtaining control or a controlling influence over the management or policies of a bank or bank holding company without regulatory approval. On January 30, 2020, the Federal Reserve issued a final rule (which became effective September 30, 2020) that clarified and codified the Federal Reserve's standards for determining whether one company has control over another. The final rule established four categories of tiered presumptions of noncontrol that are based on the percentage of voting shares held by the investor (less than 5%, 5-9.9%, 10-14.9% and 15-24.9%) and the presence of other indicia of control. As the percentage of ownership increases, fewer indicia of control are permitted without falling outside of the presumption of noncontrol. These indicia of control include nonvoting equity ownership, director representation, management interlocks, business relationship and restrictive contractual covenants. Under the final rule, investors can hold up to 24.9% of the voting securities and up to 33% of the total equity of a company without necessarily having a controlling influence.

Capital Requirements. The Federal Reserve imposes certain capital requirements on a bank holding company under the BHCA, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the Bank and are described above under "Regulatory Emphasis on Capital." Subject to certain restrictions, we are able to borrow money to make a capital contribution to the Bank, and these loans may be repaid from dividends paid from the Bank to the Company. Our ability to pay dividends depends on, among other things, the Bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "Regulation and Supervision of the Bank—Dividend Payments." We are also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

Dividend Payments. The Company's ability to pay dividends to its stockholders may be affected by both general corporate law considerations and policies of the Federal Reserve applicable to bank holding companies. As a Delaware corporation, the Company is subject to the limitations of the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should eliminate, defer or significantly reduce dividends to stockholders if: (i) the company's net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends; (ii) the prospective rate of earnings retention is inconsistent with the company's capital needs and overall current and prospective financial condition; or (iii) the company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies. In addition, under the Basel III Rule, financial institutions that seek to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Regulatory Emphasis on Capital – Basel III Capital Standards" above.

Incentive Compensation. In addition to the potential restrictions on discretionary bonus compensation under the Basel III rules, the federal bank regulatory agencies have issued guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an institution, either individually or as part of a group, is based upon the key principles that a financial institution's incentive compensation arrangements should comply with the following principles: (i) provide employees incentives that appropriately balance risk and reward; (ii) be compatible with effective controls and risk-management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The scope and content of federal bank regulatory agencies' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future. In 2016, federal agencies proposed regulations which could significantly change the regulation of incentive compensation programs at financial institutions. The proposal would create four tiers of institutions based on asset size. Institutions in the top two tiers would be subject to rules much more detailed and proscriptive than are currently in effect. If interpreted aggressively by the regulators, the proposed rules could be used to prevent, as a practical matter, larger institutions from engaging in certain lines of business where substantial commission and bonus pool arrangements are the norm. In the 2016 proposal, the top two tiers included institutions with more than $50 billion of assets, which would not currently apply to us. We cannot predict what final rules may be adopted, nor how they may be implemented and, therefore, it cannot be determined at this time whether compliance with such policies will adversely affect our ability to hire, retain and motivate our key employees.

Monetary Policy. The monetary policy of the Federal Reserve has a significant effect on the operating results of financial or bank holding companies and their subsidiaries. Among the tools available to the Federal Reserve to affect the money supply are open market transactions in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

Corporate Governance. The Dodd-Frank Act addressed many investor protection, corporate governance and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act (i) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation and so-called "golden parachute" payments, (ii) enhances independence requirements for compensation committee members, (iii) requires the SEC to adopt rules directing national securities exchanges to establish listing standards requiring all listed companies to adopt incentive-based compensation clawback policies for executive officers, and (iv) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. The SEC has completed the bulk (although not all) of the rulemaking necessary to implement these provisions. However, on October 14, 2021, the SEC signaled a renewed interest in this rulemaking initiative by re-opening the comment period on a proposed rule issued originally in 2015 regarding clawbacks of incentive-based executive compensation. On October 26, 2022, the SEC adopted final rules implementing the incentive-based compensation recovery (clawback) provisions of the Dodd-Frank Act. The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. As of December 1, 2023, the final clawback rules from the NASDAQ Stock Market were effective. The Company's updated clawback policies were approved by our Compensation Committee in August 2023.

Regulation and Supervision of the Bank

General. The Bank is a national bank, chartered by the OCC under the National Bank Act. The deposit accounts of the Bank are insured by the FDIC's Deposit Insurance Fund (the "DIF") to the maximum extent provided under federal law and FDIC regulations, currently $250,000 per insured depositor category. As a national bank, the Bank is subject to the examination, supervision, reporting and enforcement requirements of the OCC, the chartering authority for national banks. The FDIC, as administrator of the DIF, also has regulatory authority over the Bank.

Deposit Insurance. As an FDIC-insured institution, the Bank is required to pay deposit insurance premium assessments to the FDIC. Effective July 1, 2016, the FDIC changed its pricing system for banks under $10 billion, so that minimum and maximum initial base assessment rates are based on supervisory ratings. The initial base assessment rates currently range from three basis points to 30 basis points. At least semi-annually, the FDIC updates its loss and income projections for the DIF and, if needed, increases or decreases the assessment rates, following notice and comment on proposed rulemaking.

The assessment base against which an FDIC-insured institution's deposit insurance premiums paid to the DIF are calculated based on its average consolidated total assets less its average tangible equity. This method shifts the burden of deposit insurance premiums toward those large depository institutions that rely on funding sources other than U.S. deposits. The reserve ratio is the DIF balance divided by estimated insured deposits.

In addition to the ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. For example, in November 2023, the FDIC implemented a special assessment to recover the approximately $16.3 billion loss to the DIF associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank earlier that year. The assessment was limited to banks with an excess of $5 billion uninsured deposits as of December 31, 2022, as such, we did not receive any assessment.

Supervisory Assessments. National banks are required to pay supervisory assessments to the OCC to fund the operations of the OCC. The amount of the assessment is calculated using a formula that considers the Bank's size and its supervisory condition. During the year ended December 31, 2023, the Bank paid supervisory assessments to the OCC totaling $634,000.

Capital Requirements. Banks are generally required to maintain capital levels in excess of other businesses. For a discussion of capital requirements, see "Regulatory Emphasis on Capital" above.

Dividend Payments. The primary source of funds for the Company is dividends from the Bank. Under the National Bank Act, a national bank may pay dividends out of its undivided profits in such amounts and at such times as the bank's board of directors deems prudent. Without prior OCC approval, however, a national bank may not pay dividends in any calendar year that, in the aggregate, exceed the bank's year-to-date net income plus the bank's retained net income for the two preceding years. The payment of dividends by any FDIC-insured institution is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and an FDIC-insured institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, the Bank exceeded its capital requirements under applicable guidelines as of December 31, 2023. Notwithstanding the availability of funds for dividends, however, the OCC may prohibit the payment of dividends by the Bank if it determines such payment would constitute an unsafe or unsound practice. In addition, under the Basel III Rule, institutions that seek the freedom to pay dividends will have to maintain the 2.5% capital conservation buffer. See "Regulatory Emphasis on Capital" above.

Affiliate and Insider Transactions. The Bank is subject to certain restrictions imposed by federal law on "covered transactions" between the Bank and its "affiliates." The Company is an affiliate of the Bank for purposes of these restrictions, and covered transactions subject to the restrictions include extensions of credit to the Company, investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans made by the Bank. The Dodd-Frank Act enhanced the requirements for certain transactions with affiliates, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered transactions must be maintained.

Certain limitations and reporting requirements are also placed on extensions of credit by the Bank to its directors and officers, to directors and officers of the Company and its subsidiaries, to principal stockholders of the Company and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person who is a director or officer of the Company or the Bank, or a principal stockholder of the Company, may obtain credit from banks with which the Bank maintains a correspondent relationship.

On December 22, 2020, the federal banking agencies issued an interagency statement extending the temporary relief from enforcement action against banks or asset managers, which become principal stockholders of banks, with respect to certain extensions of credit by banks that otherwise would violate Regulation O, provided the asset managers and banks satisfy certain conditions designed to ensure that there is a lack of control by the asset manager over the bank. On December 22, 2022, the federal banking agencies issued a revised interagency statement extending the temporary relief from such enforcement, which was set to expire on January 1, 2024; however, on December 15, 2023, the federal banking agencies again issued a revised interagency statement extending the temporary relief from such enforcement which will expire the sooner of January 1, 2025 or the effective date of a final Federal Reserve rule having a revision to Regulation O that addresses the treatment of extensions of credit by a bank to fund complex-controlled portfolio companies that are insiders of a bank.

Safety and Soundness Standards/Risk Management. The federal banking agencies have adopted guidelines that establish operational and managerial standards to promote the safety and soundness of FDIC-insured institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the FDIC-insured institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an FDIC-insured institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the FDIC-insured institution's rate of growth, require the FDIC-insured institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal bank regulatory agencies, including cease and desist orders and civil money penalty assessments.

The bank regulatory agencies have increasingly emphasized the importance of sound risk management processes and strong internal controls when evaluating the activities of the FDIC-insured institutions they supervise. Properly managing risks has been identified as critical to the conduct of safe and sound banking activities and has become even more important as new technologies, product innovation, and the size, speed and complexity of financial transactions have changed the nature of banking markets. The agencies have identified a spectrum of risks facing a banking institution including, but not limited to, credit, market, liquidity, strategic, operational, legal and reputational risk. In particular, regulatory pronouncements have focused on operational risk, which arises from the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. New products and services, third-party risk and cybersecurity are critical sources of operational risk that FDIC-insured institutions are expected to address. The Bank is expected to have active board and senior management oversight; adequate policies, procedures, and limits; adequate risk measurement, monitoring, and management information systems; and comprehensive internal controls.

Branching Authority. National banks headquartered in Illinois, such as the Bank, have the same branching rights in Illinois as banks chartered under Illinois law, subject to OCC approval. Illinois law grants Illinois-chartered banks the authority to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

The Dodd-Frank Act permits well-capitalized and well-managed banks to establish new interstate branches or acquire individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) without impediments.

Financial Subsidiaries. Under federal law and OCC regulations, national banks are authorized to engage, through "financial subsidiaries," in any activity that is permissible for a financial holding company and any activity that the Secretary of the Treasury, in consultation with the Federal Reserve, determines is financial in nature or incidental to any such financial activity, except (i) insurance underwriting, (ii) real estate development or real estate investment activities (unless otherwise permitted by law), (iii) insurance company portfolio investments and (iv) merchant banking. The authority of a national bank to invest in a financial subsidiary is subject to a number of conditions, including, among other things, requirements that the bank must be well-managed and well-capitalized (after deducting from capital the bank's outstanding investments in financial subsidiaries). The Bank has not applied for approval to establish any financial subsidiaries.

Federal Home Loan Bank System. The Bank is a member of the Federal Home Loan Bank of Chicago (the "FHLBC"), which serves as a central credit facility for its members. The FHLBC is funded primarily from proceeds from the sale of obligations of the FHLBC system. It makes loans to member banks in the form of FHLBC advances. All advances from the FHLBC are required to be fully collateralized as determined by the FHLBC.

Transaction Account Reserves. Federal Reserve regulations have historically required FDIC-insured institutions to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). As of March 26, 2020, the FRBC eliminated reserve requirements for certain depository institutions, including the Bank. As such, there was no reserve requirement as of December 31, 2022 or 2023. The nature of the Company's business requires that it maintain amounts with other banks and federal funds which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts. These reserve requirements are subject to annual adjustment by the Federal Reserve.

Community Reinvestment Act Requirements. The Community Reinvestment Act ("CRA") requires the Bank to have a continuing and affirmative obligation in a safe and sound manner to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. Federal regulators regularly assess the Bank's record of meeting the credit needs of its communities. Applications for additional branches and acquisitions would be affected by the evaluation of the Bank's effectiveness in meeting its CRA requirements. The Bank received an overall "outstanding" rating on its most recent CRA performance evaluation.

In December 2019, the OCC and the FDIC issued a notice of proposed rulemaking intended to (i) clarify which activities qualify for CRA credit; (ii) update where activities count for CRA credit; (iii) create a more transparent and objective method for measuring CRA performance; and (iv) provide for more transparent, consistent, and timely CRA-related data collection, recordkeeping, and reporting. However, the Federal Reserve has not joined the proposed rulemaking. In May 2020, the OCC issued its final CRA rule, which was later rescinded in December 2021, replacing it with a rule based on the rules adopted jointly by the federal banking agencies in 1995. On the same day that the OCC announced its plans to rescind the CRA final rule, the OCC, FDIC, and Federal Reserve announced that they are working together to "strengthen and modernize the rules implementing the CRA." On May 5, 2022, the OCC, FDIC, and Federal Reserve released a notice of proposed rulemaking regarding the CRA and invited public comment on the proposed rules. The comment period closed on August 5, 2022. On October 24, 2023, the OCC, the FDIC, and the Federal Reserve issued the final rule to strengthen and modernize regulations implementing the CRA. The final rule will take effect on April 1, 2024; however, compliance with the majority of the final rule's provisions will not be required until January 1, 2026, and the data reporting requirements of the final rule will not take effect until January 1, 2027. The final rules, among other things, include: (i) applying four new performance tests to evaluate the CRA performance of large banks (assets of $2 billion or more): the Retail Lending Test, Retail Services and Products Test, Community Development Financing Test, and Community Development Services Test; (ii) retaining a strategic plan option, with modifications to reflect the new performance tests and updates to the approval standards; (iii) clarifying community development activities by updating the definition of community development, providing a process by which banks may request confirmation that an activity is eligible for community development consideration, and providing for a publicly available interagency illustrative list of qualifying community development activities; (iv) updating delineation requirements for facility-based assessment areas and establishing new retail lending assessment areas for certain large banks; (v) updating data collection, maintenance, and reporting requirements for large banks, tailoring those requirements based on large bank asset size and leveraging existing data where possible, while not imposing new data collection and reporting requirements for small and intermediate banks; and (vi) continuing public file and public notice disclosure requirements and creating a new public comment process to facilitate public engagement. Management has and will continue to evaluate any changes to the CRA's regulations and their impact to the Bank.

Fair Lending Requirements. We are subject to certain fair lending requirements and reporting obligations involving lending operations. A number of laws and regulations provide these fair lending requirements and reporting obligations, including, at the federal level, the Equal Credit Opportunity Act ("ECOA"), as amended by the Dodd-Frank Act, and Regulation B, as well as the Fair Housing Act ("FHA") and regulations implementing the FHA. ECOA and Regulation B prohibit discrimination in any aspect of a credit transaction based on a number of prohibited factors, including race or color, religion, national origin, sex, marital status, age, the applicant's receipt of income derived from public assistance programs, and the applicant's exercise, in good faith, of any right under the Consumer Credit Protection Act. ECOA and Regulation B include lending acts and practices that are specifically prohibited, permitted, or required, and these laws and regulations proscribe data collection requirements, legal action statute of limitations, and disclosure of the consumer's ability to receive a copy of any appraisal(s) and valuation(s) prepared in connection with certain loans secured by dwellings. In January 2023, the OCC revised its "Fair Lending" booklet of the Comptroller's Handbook to incorporate clarified details and risk factors for a variety of examination scenarios addressing fair lending and to update references to supervisory guidance, sound risk management practices, and applicable legal standards. FHA prohibits discrimination in all aspects of residential real-estate related transactions based on prohibited factors, including race or color, national origin, religion, sex, familial status, and handicap.

In addition to prohibiting discrimination in credit transactions on the basis of prohibited factors, these laws and regulations can cause a lender to be liable for policies that result in a disparate treatment of or have a disparate impact on a protected class of persons. If a pattern or practice of lending discrimination is alleged by a regulator, then the matter may be referred by the agency to the U.S. Department of Justice ("DOJ") for investigation. In December 2012, the DOJ and CFPB entered into a Memorandum of Understanding under which the agencies have agreed to share information, coordinate investigations, and have generally committed to strengthen their coordination efforts. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with fair lending requirements into account when regulating and supervising other activities of the bank, including in acting on expansionary proposals.

Anti-Money Laundering. As a financial institution, we must maintain anti-money laundering programs that include established internal policies, procedures and controls, a designated compliance officer, an ongoing employee training program, and testing of the program by an independent audit function. The program must comply with the anti-money laundering provisions of the Bank Secrecy Act ("BSA"). Financial institutions are prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions, foreign customers and other high risk customers. Financial institutions must also take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions. Financial institutions must comply with requirements regarding risk-based procedures for conducing ongoing customer due diligence, which requires us to take appropriate steps to understand the nature and purpose of customer relationships and identify and verify the identity of the beneficial owners of legal entity customers.

Current laws, such as the USA PATRIOT Act (which amended the BSA), as described below, provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA PATRIOT Act. Bank regulators routinely examine institutions for compliance with these obligations, and this area has become a particular focus of the regulators in recent years. Federal regulators evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank merger, acquisition, restructuring, or other expansionary activity. The regulators and other governmental authorities have been active in imposing "cease and desist" orders and significant money penalty sanctions against institutions found to be in violation of the anti-money laundering regulations.

On January 1, 2021, Congress overrode former President Trump's veto and thereby enacted the National Defense Authorization Act for Fiscal Year 2021 ("NDAA"). The NDAA provides for one of the most significant overhauls of the BSA and related anti-money laundering laws since the USA Patriot Act. Notably, changes include:

- expansion of coordination and information sharing efforts among the agencies tasked with administering anti-money laundering and countering the financing of terrorism requirements, including the Financial Crimes Enforcement Network ("FinCEN"), the primary federal banking regulators, federal law enforcement agencies, national security agencies, the intelligence community, and financial institutions;
- providing additional penalties with respect to violations of BSA and enhancing the powers of FinCEN;
- significant updates to the beneficial ownership collection rules and the creation of a registry of beneficial ownership which will track the beneficial owners of reporting companies which may be shared with law enforcement and financial institutions conducting due diligence under certain circumstances;
- improvements to existing information sharing provisions that permit financial institutions to share information relating to SARs with foreign branches, subsidiaries, and affiliates (except those located in China, Russia, or certain other jurisdictions) for the purpose of combating illicit finance risks; and
- enhanced whistleblower protection provisions, allowing whistleblower(s) who provide original information which leads to successful enforcement of anti-money laundering laws in certain judicial or administrative actions resulting in certain monetary sanctions to receive up to 30% of the amount that is collected in monetary sanctions as well as increased protections.

In August, 2023, the FFIEC revised and updated the examination procedures in the FFIEC's Bank Secrecy Act/Anti-Money Laundering (BSA/AML) Examination Manual to provide greater transparency into the examination process and support risk-based examination work. The FFIEC, OCC, and the FDIC also continued their emphasis on the importance of oversight of third party vendors in the BSA/AML process through updated guidance, as well as continued examine and enforcement activity against financial institutions who failed to properly supervise their third party service providers' BSA/AML activity.

Following the enactment of the Anti-Money Laundering Act of 2020, FinCEN began publishing rules pursuant to the Corporate Transparency Act which establishes a regime for many corporate entities to file a form with FinCEN disclosing their beneficial owners. The first of these rules the "Reporting Rule" sets forth which entities are required to disclose their beneficial ownership information to FinCEN and the date for compliance. Companies that qualify as either a "domestic reporting company" or a "foreign reporting company" must file with FinCEN unless one of the 23 exemptions (such as the exemptions for select banks and credit unions) apply.

Following Russia's invasion of Ukraine, OFAC took several sanctions related actions related to the Russian financial services sector pursuant to Executive Order 14024 beginning in February 2022 including: (i) a determination by the Secretary of the Treasury with respect to the financial services sector of the Russian Federation that authorizes sanctions against persons determined to operate or to have operated in that sector; (ii) correspondent or payable-through account and payment processing prohibitions on certain Russian financial institutions; (iii) the blocking of certain Russian financial institutions; (iv) expanding sovereign debt prohibitions to apply to new issuances in the secondary market; (v) prohibitions related to new debt and equity for certain Russian entities; and (vi) a prohibition on transactions involving certain Russian government entities, including the Central Bank of the Russian Federation. In March 2022, FinCEN issued an alert advising increased vigilance for potential Russian Sanctions Evasion Attempts. Increased FinCEN scrutiny and sanctions against Russian entities continued in 2023. The Financial Action Task Force ("FATF") continues to revise the list of high-risk jurisdictions. In October 2023, FATF removed Albania, Cayman Islands, Jordan, and Panama from its lists of Jurisdictions under Increased Monitoring and added Bulgaria.

Concentrations in Commercial Real Estate. Concentration risk exists when FDIC-insured institutions deploy too many assets to any one industry or segment. A concentration in commercial real estate is one example of regulatory concern. The interagency Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices guidance ("CRE Guidance") provides supervisory criteria, including the following numerical indicators, to assist bank examiners in identifying banks with potentially significant commercial real estate loan concentrations that may warrant greater supervisory scrutiny: (i) total commercial real estate loans, as defined by CRE Guidance, outstanding plus any undrawn commitment exceeding 300% of capital, and the outstanding balance of total commercial real estate loans, as defined by CRE Guidance, plus any undrawn commitment has increased 50% or more in the preceding three years; or (ii) construction and land development loans outstanding plus any undrawn commitment exceeding 100% of capital. The CRE Guidance does not limit banks' levels of commercial real estate lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their commercial real estate concentrations. On December 18, 2015, the federal banking agencies issued a statement to reinforce prudent risk-management practices related to CRE lending, having observed substantial growth in many CRE asset and lending markets, increased competitive pressures, rising CRE concentrations in banks, and an easing of CRE underwriting standards. The federal bank agencies reminded FDIC-insured institutions to maintain underwriting discipline and exercise prudent risk-management practices to identify, measure, monitor, and manage the risks arising from CRE lending. In addition, FDIC-insured institutions must maintain capital commensurate with the level and nature of their CRE concentration risk.

Based on the Bank's committed loan portfolio as of December 31, 2023, concentrations in commercial real estate declined in 2023 due to growth in non-CRE related loan portfolios, and are 286.9%, or less than the 300% guideline for non-owner occupied commercial real estate loans. We continue to monitor concentration levels as we seek to manage to an acceptable level of risk with all loan portfolio segments.

Financial Privacy and Cybersecurity. Under privacy protection provisions of the Gramm-Leach-Bliley Act of 1999 and related regulations, we are limited in our ability to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party. Federal banking agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of the board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial services.

Consumers must be notified in the event of a data breach under applicable state laws. Multiple states and Congress are considering laws or regulations which could create new individual privacy rights and impose increased obligations on companies handling personal data. For example, on November 18, 2021, the federal financial regulatory agencies published a final rule that required banking organizations and their service providers new notification requirements for significant cybersecurity incidents. Specifically, the final rule requires banking organizations to notify their primary federal regulator as soon as possible and no later than 36 hours after the discovery of a "computer-security incident" that rises to the level of a "notification incident" within the meaning attributed to those terms by the final rule. Banks' service providers are required under the final rule to notify any affected bank to or on behalf of which the service provider provides services "as soon as possible" after determining that it has experienced an incident that materially disrupts or degrades, or is reasonably likely to materially disrupt or degrade, covered services provided to such bank for as much as four hours. The final rule took effect on April 1, 2022 and banks and their service providers must have complied with the requirements of the rule by May 1, 2022. Effective December 9, 2022, the FTC's amendments to GLBA's Safeguards Rule went into effect and financial institutions are continuing to implement this rule including its ongoing monitoring and risk assessment protocols.

In February 2023, Congress introduced a new bill which would expand personal information protections that currently apply to customers and expand the notice requirements that apply to the collection of individual data. Under the bill, financial institutions must (1) inform individuals for what purpose their data is collected and how the data will be used, and (2) give individuals the opportunity to opt out of data collection. An individual may also end the sharing of the individual's data with third parties, as well as demand the deletion of the individual's data. While this bill has not been passed yet, it demonstrates ongoing activity in Congress and a desire to pass more stringent privacy laws. In 2023 alone, at least six bills related to consumer privacy were introduced in Congress. At the state level, seven additional states passed some form of consumer privacy protection laws, only some of which include an exemption for entities regulated under GLBA.

The CFPB also took additional action related to consumer privacy, At the beginning of the year, the CFPB issued a request for information about data brokers and invited public comment in order to understand brokers' data collection practices and the commercial uses of personal data. The CFPB also began rulemaking to implement section 1033 of the Consumer Financial Protection Act of 2010 (CFPA). CFPA section 1033 provides that, subject to rules prescribed by the CFPB, a covered entity (for example, a bank) must make available to consumers, upon request, transaction data and other information concerning a consumer financial product or service that the consumer obtained from the covered entity.

Consumer Protection Regulations. The activities of the Bank are subject to a variety of statutes and regulations designed to protect consumers. This includes Title X of the Dodd-Frank Act, which prohibits engaging in any unfair, deceptive, or abusive acts or practices ("UDAAP"). UDAAP claims involve detecting and assessing risks to consumers and to markets for consumer financial products and services. Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. The loan operations of the Bank are also subject to federal laws applicable to credit transactions, such as:

- the Truth-In-Lending Act ("TILA") and Regulation Z, governing disclosures of credit and servicing terms to consumer borrowers and including substantial requirements for mortgage lending and servicing, as mandated by the Dodd-Frank Act;
- the Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities they serve;
- ECOA and Regulation B, prohibiting discrimination on the basis of race, color, religion, or other prohibited factors in any aspect of a credit transaction;
- the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act and Regulation V, as well as the rules and regulations of the FDIC governing the use of consumer reports, provision of information to credit reporting agencies, certain identity theft protections and certain credit and other disclosures;
- the Fair Debt Collection Practices Act and Regulation F, governing the manner in which consumer debts may be collected by collection agencies and intending to eliminate abusive, deceptive, and unfair debt collection practices;
- the Real Estate Settlement Procedures Act ("RESPA") and Regulation X, which governs various aspects of residential mortgage loans, including the settlement and servicing process, dictates certain disclosures to be provided to consumers, and imposes other requirements related to compensation of service providers, insurance escrow accounts, and loss mitigation procedures;
- the Secure and Fair Enforcement for Mortgage Licensing Act ("SAFE Act") which mandates a nationwide licensing and registration system for residential mortgage loan originators. The SAFE Act also prohibits individuals from engaging in the business of a residential mortgage loan originator without first obtaining and maintaining annually registration as either a federal or state licensed mortgage loan originator;
- the Homeowners Protection Act, or the PMI Cancellation Act, provides requirements relating to private mortgage insurance on residential mortgages, including the cancelation and termination of PMI, disclosure and notification requirements, and the requirement to return unearned premiums;
- the Fair Housing Act prohibits discrimination in all aspects of residential real-estate related transactions based on race or color, national origin, religion, sex, and other prohibited factors;
- the Servicemembers Civil Relief Act and Military Lending Act, providing certain protections for servicemembers, members of the military, and their respective spouses, dependents and others; and
- Section 106(c)(5) of the Housing and Urban Development Act requires making home ownership available to eligible homeowners.

The deposit operations of the Bank are also subject to federal laws, such as:

- the Federal Deposit Insurance Act ("FDIA"), which, among other things, limits the amount of deposit insurance available per insured depositor category to $250,000 and imposes other limits on deposit-taking;
- the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
- the Electronic Funds Transfer Act and Regulation E, which governs the rights, liabilities, and responsibilities of consumers and financial institutions using electronic fund transfer services, and which generally mandates disclosure requirements, establishes limitations on liability applicable to consumers for unauthorized electronic fund transfers, dictates certain error resolution processes, and applies other requirements relating to automatic deposits to and withdrawals from deposit accounts;
- the Expedited Funds Availability Act and Regulation CC, setting forth requirements to make funds deposited into transaction accounts available according to specified time schedules, disclose funds availability policies to customers, and relating to the collection and return of checks and electronic checks, including the rules regarding the creation or receipt of substitute checks; and
- the Truth in Savings Act and Regulation DD, which requires depository institutions to provide disclosures so that consumers can make meaningful comparisons about depository institutions and accounts.

In light of the growing concern by regulators about relationships between chartered financial institutions and their third party service providers, the OCC joined the other federal supervisory agencies in passing the Interagency Guidance on Third-Party Relationships: Risk Management. This new guidance provided risk management oversight guidelines for financial institutions to incorporate in their ongoing relationships with third party vendors.

The CFPB is an independent regulatory authority housed within the Federal Reserve. The CFPB has broad authority to regulate the offering and provision of consumer financial products and services. The CFPB has the authority to supervise and examine depository institutions with more than $10 billion in assets for compliance with federal consumer laws. The authority to supervise and examine depository institutions with $10 billion or less in assets, such as us, for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. As such, the CFPB may participate in examinations of the Bank. In addition, states are permitted to adopt consumer protection laws and regulations that are stricter than the regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

The CFPB has issued a number of significant rules that impact nearly every aspect of the lifecycle of consumer financial products and services, including rules regarding residential mortgage loans. These rules implement Dodd-Frank Act amendments to ECOA, TILA and RESPA. The CFPB continued its scrutiny of so called "pay-to-pay" and "junk fee" regimes, proposing rules related to credit card penalties. Further, the CFPB proposed rulemaking related to Residential Property Assessed Clean Entergy Financing, quality control standards for automated valuation models, and personal financial data rights (discussed in more detail above). The CFPB's focus on fees was emphasized through its ongoing enforcement activity, including a notable enforcement action taken against Bank of America that required the payment of more than $100 million to customers, with similar size fines paid to both the CFPB and the OCC.

Bank regulators take into account compliance with consumer protection laws when considering approval of any proposed expansionary proposals.

Item 1A. Risk Factors

There are risks, many beyond our control, which could cause our results to differ significantly from management's expectations. Some of these risk factors are described below. Any factor described in this Annual Report on Form 10-K could, by itself or together with one or more other factors, adversely affect our business, results of operations and/or financial condition. Additional risks and uncertainties not currently known to us or that we currently consider to not be material also may materially and adversely affect us. In assessing these risks, you should also refer to other information disclosed in our SEC filings, including the financial statements and notes thereto. The risks discussed below also include forward-looking statements, and actual results may differ substantially from those discussed or implied in these forward-looking statements.

Risks Related to Economic Conditions

Our business may be adversely affected by economic conditions.

Our financial performance generally, and in particular, the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our growth, is highly dependent upon the business environment in the primary markets where we operate and in the United States as a whole. Unlike larger financial institutions that are more geographically diversified, our banking franchise is headquartered in Aurora, Illinois, and is concentrated in the suburbs west and south of the Chicago metropolitan area. In addition, the State of Illinois continues to experience severe fiscal challenges, which could result in future state tax increases, impact the economic vitality of the businesses operating in Illinois, encourage businesses to leave the state or discourage new employers to start or move businesses to Illinois, all of which could have a material adverse effect on our financial condition and results of operations.

Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, foreclosures, additional provisions for credit losses, adverse asset values of the collateral securing our loans and an overall material adverse effect on the quality of our loan portfolio, and a reduction in assets under management or administration. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability of or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; epidemics and pandemics (such as COVID-19); state or local government insolvency; downgrading of the United States' credit rating; or a combination of these or other factors.

In addition, there are continuing concerns related to, among other things, the level of U.S. government debt and fiscal actions that may be taken to address that debt, the potential resurgence of economic and political tensions with China, the war in Ukraine, the Middle East conflict, and the conflict between China and Taiwan, and oil prices due to Russian supply disruptions, each of which may have a destabilizing effect on financial markets and economic activity. Economic pressure on consumers and overall economic uncertainty may result in changes in consumer and business spending, borrowing and saving habits. These economic conditions and/or other negative developments in the domestic or international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Declines in real estate values and sales volumes and high unemployment or underemployment may also result in higher than expected loan delinquencies, increases in our levels of nonperforming and classified assets and a decline in demand for our products and services. These negative events may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Inflationary pressures present a potential threat to our results of operation and financial condition.

The United States generally and the regions in which we operate specifically have experienced throughout 2023 (and for the first time in decades), significant inflationary pressures, evidenced by higher gas prices, higher food prices and other consumer items. Inflation represents a loss in purchasing power because the value of investments does not keep up with inflation and erodes the purchasing power of money and the potential value of investments over time. Accordingly, inflation can result in material adverse effects upon our customers, their businesses and, as a result, our financial position and results of operation.

Inflationary pressures caused the Federal Reserve to increase interest rates from March 2022 through July 2023. Increases in interest rates in the past have led to recessions of various lengths and intensities and might lead to such a recession in the near future. Such a recession or any other adverse changes in business and economic conditions generally or specifically in the markets in which we operate could affect our business, including causing one or more of the following negative developments:

- an increase in our deposit and funding costs;
- a decrease in the demand for loans, mortgage banking products and services and other products and services we offer;
- a decrease in our deposit account balances as customers move funds to seek to obtain maximum federal deposit insurance coverage or to seek higher interest rates;
- a decrease in the value of the collateral securing our residential or commercial real estate loans;
- a permanent impairment of our assets; or
- an increase in the number of customers or other counterparties who default on their loans or other obligations to us, which could result in a higher level of NPAs, net charge-offs and provision for credit losses.

Our trust and wealth management business may be negatively impacted by changes in economic and market conditions and clients may seek legal remedies for investment performance.

Our trust and wealth management business may be negatively impacted by changes in general economic and market conditions because the performance of this business is directly affected by conditions in the financial and securities markets. The financial markets and businesses operating in the securities industry are highly volatile (meaning that performance results can vary greatly within short periods of time) and are directly affected by, among other factors, domestic and foreign economic conditions and general trends in business and finance, and by the threat, as well as the occurrence of global conflicts, all of which are beyond our control. We cannot assure you that broad market performance will be favorable in the future. Declines in the financial markets or a lack of sustained growth may result in a decline in the performance of our wealth management business and may adversely affect the market value and performance of the investment securities that we manage, which could lead to reductions in our wealth management fees, because they are based primarily on the market value of the securities we manage, and could lead some of our clients to reduce their assets under management by us or seek legal remedies for investment performance. If any of these events occur, the financial performance of our wealth management business could be materially and adversely affected.

Increasing scrutiny and evolving expectations from customers, regulators, investors, and other stakeholders with respect to our environmental, social and governance practices may impose additional costs on us or expose us to new or additional risks.

Companies are facing increasing scrutiny from customers, regulators, investors, and other stakeholders related to their environmental, social and governance ("ESG") practices and disclosure. Investor advocacy groups, investment funds and influential investors are also increasingly focused on these practices, especially as they relate to the environment, health and safety, diversity, labor conditions and human rights. Increased ESG related compliance costs could result in increases to our overall operational costs. Failure to adapt to or comply with regulatory requirements or investor or stakeholder expectations and standards could negatively impact our reputation, ability to do business with certain partners, and our stock price. New government regulations could also result in new or more stringent forms of ESG oversight and expanding mandatory and voluntary reporting, diligence, and disclosure. Additionally, concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions, operating process changes, among other impacts. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Climate change could have a material adverse impact on us and our customers.

We are exposed to risks of physical impacts of climate change and risks arising from the process of transitioning to a less carbon-dependent economy. Climate change-related physical risks include increased severity and frequency of adverse weather events, such as extreme storms and flooding, and longer-term shifts in climate patterns, such as rising temperatures and sea levels and changes in precipitation amount and distribution. Such physical risks may have adverse impacts on us, both directly on our business operations and

as a result of impacts on our borrowers and counterparties, such as declines in the value of loans, investments, real estate and other assets, disruptions in business operations and economic activity, including supply chains, and market volatility.

Transition risks include changes in regulations, market preferences and technologies toward a less carbon-dependent economy. The possible adverse impacts of transition risks include asset devaluations, increased operational and compliance costs, and an inability to meet regulatory or market expectations. For example, we may become subject to new or heightened regulatory requirements and stakeholder expectations regarding climate change, including those relating operational resiliency, disclosure and financial reporting.

We intend to enhance our governance of climate change-related risks and integrate climate considerations into our risk governance framework. Nonetheless, the risks associated with climate change are rapidly changing and evolving, making them difficult to assess due to limited data and other uncertainties. We could experience increased expenses resulting from strategic planning, litigation, and technology and market changes, and reputational harm as a result of negative public sentiment, regulatory scrutiny, and reduced investor and stakeholder confidence due to our response to climate change and our climate change strategy, which, in turn, could have a material negative impact on our business, results of operations, and financial condition.

Credit and Interest Rate Risks

If we fail to effectively manage credit risk, our business and financial condition will suffer.

We must effectively manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their original contractual terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. This risk has been exacerbated in recent years by the effects of the COVID-19 pandemic, and may be impacted by future similar events. In addition, there are risks inherent in making any loan, including risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers, including the risk that a borrower may not provide information to us about its business in a timely manner, and/or may present inaccurate or incomplete information to us, and risks relating to the value of collateral. In order to manage credit risk successfully, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our lenders follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for credit losses, each of which could adversely affect our net income. Our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition or results of operations.

Our allowance for credit losses, or ACL, and fair value adjustments with respect to acquired loans, may be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

Our success depends significantly on the quality of our assets, particularly loans. Like other financial institutions, we are exposed to the risk that our borrowers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to fully compensate us for the outstanding balance of the loan plus the costs to dispose of the collateral. As a result, we may experience significant loan, lease or commitment credit losses that may have a material adverse effect on our operating results and financial condition.

We maintain an ACL at a level we believe is adequate to absorb estimated credit losses that are expected to occur within the existing loan portfolio through their contractual terms. The level of the ACL is inherently subjective and is dependent upon a variety of factors beyond our control, including, but not limited to, the performance of the loan portfolio, consideration of current economic trends, changes in interest rates and property values, estimated losses on pools of homogeneous loans based on an analysis that uses historical loss experience for prior periods that are determined to have like characteristics with management's economic forecast period, such as pre-recessionary, recessionary, or recovery periods, portfolio growth and concentration risk, management and staffing changes, the interpretation of loan risk classifications by regulatory authorities and other credit market factors. We expect economic uncertainty to continue into 2024, which may result in a significant increase to our ACL in future periods. In addition, bank regulatory agencies periodically review our ACL and may require an increase in the provision for credit losses or the recognition of additional loan charge-offs, based on judgments different from those of management. If charge-offs in future periods exceed the ACL, we will need additional provisions to increase the allowance. Any increases in the ACL will result in a decrease in net income and capital and may have a material adverse effect on our financial condition and results of operations. We may be required to make significant increases in the provision for credit losses and to charge-off additional loans in the future.

The application of the purchase method of accounting in our acquisition of West Suburban and any future acquisitions will impact our ACL. Under the purchase method of accounting, all acquired loans are recorded in our consolidated financial statements at their estimated fair value at the time of acquisition and any related acquired ACL is eliminated, as new credit marks are established on acquired loans based on an assessment of credit quality as of the acquisition date. To the extent that our estimates of fair value are too high, we will incur losses associated with the acquired loans.

Our loan portfolio is concentrated heavily in commercial and residential real estate loans, including exposure to construction loans, which involve risks specific to real estate values and the real estate markets in general.

Our loan portfolio generally reflects the profile of the communities in which we operate. Because we operate in areas that saw rapid historical growth, real estate lending of all types is a significant portion of our loan portfolio. Total real estate lending was $2.78 billion, or approximately 68.8%, of our loan portfolio at December 31, 2023, compared to $2.73 billion, or approximately 70.6%, at December 31, 2022. Given that the primary (if not only) source of collateral on these loans is real estate, adverse developments affecting real estate values in our market area could increase the credit risk associated with our real estate loan portfolio.

In addition, with respect to commercial real estate loans, the banking regulators are examining commercial real estate lending activity with greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. At December 31, 2023, our outstanding commercial real estate loans and undrawn commercial real estate commitments, excluding owner occupied real estate, were equal to 286.9% of our Tier 1 capital plus allowance for credit losses, a decrease from 304.2% at December 31, 2022. In 2023, we were able to manage our non-owner occupied commercial real estate loans back under 300% of capital, as outlined in regulatory guidance, and are performing heightened monitoring over commercial real estate exposures, including concentration limits on commercial real estate type, sub-types and individual tenant exposure, frequent loan portfolio stress testing, as well as sensitivity analysis and using current and prospective market data during underwriting. Executive management and the Board are actively involved in the review of our commercial real estate portfolio and the approval of individual transactions, with transactions over $5.0 million approved by a management loan committee that includes our chief executive officer, our vice chairman, our chief credit officer, and our senior lending officer. Commercial real estate transactions over $20.0 million and a relationship credit exposure over $25.0 million require the additional approval of the Directors Loan Committee. Commercial real estate loans rated watch or worse are actively monitored and reviewed by management and the Board no less than quarterly. If our regulators require us to maintain higher levels of capital than we would otherwise be expected to maintain due to our commercial real estate concentration, this could limit our ability to leverage our capital and have a material adverse effect on our business, financial condition, results of operations and prospects.

Real estate market volatility and future changes in disposition strategies could result in net proceeds that differ significantly from our fair value appraisals of loan collateral and OREO and could negatively impact our operating performance.

Many of our nonperforming real estate loans are collateral-dependent, meaning the repayment of the loan is largely dependent upon the value of the property securing the loan and the borrower's ability to refinance, recapitalize or sell the property. For collateral-dependent loans, we estimate the value of the loan based on the appraised value of the underlying collateral less costs to sell. Our OREO portfolio essentially consists of properties acquired through foreclosure or deed in lieu of foreclosure in partial or total satisfaction of certain loans as a result of borrower defaults. In some cases, the market for such properties has been significantly depressed, and we have been unable to sell them at prices or within timeframes that we deem acceptable. OREO is recorded at the fair value of the property when acquired, less estimated selling costs. In determining the value of OREO properties and loan collateral, an orderly disposition of the property is generally assumed. Significant judgment is required in estimating the fair value of property, and the period of time within which such estimates can be considered current is significantly shortened during periods of market volatility. In response to market conditions and other economic factors, we may utilize alternative sale strategies other than orderly disposition as part of our OREO disposition strategy, such as immediate liquidation sales. In this event, as a result of the significant judgments required in estimating fair value and the variables involved in different methods of disposition, the net proceeds realized from such sales transactions could differ significantly from appraisals, comparable sales and other estimates used to determine the fair value of our OREO properties.

We are subject to interest rate risk, and a change in interest rates could have a negative effect on our net income.

Our earnings and cash flows are largely dependent upon our net interest income. Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions, our competition and policies of various governmental and regulatory agencies, particularly the Federal Reserve. Changes in monetary policy could influence our earnings. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced the target Federal Funds rate to between zero and 0.25%; however, due in part to rising inflation, from March 2022 through mid-2023 the target Federal Funds rate increased to between 5.25% and 5.50%. When interest rates remain elevated for a prolonged period, we could experience net interest margin compression as our interest-bearing liability rates would continue to reprice upwards, while interest-earning assets would have repriced to peak yields. Additionally, an increase in the general level of interest rates may also adversely affect our current borrowers' ability to repay variable rate loans, the demand for loans and our ability to originate loans and decrease loan prepayment rates. When interest rates fall, net interest income can decline if interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities. Furthermore, a reduction in interest rates may lead to increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Although management believes it has implemented effective asset and liability management strategies to reduce the potential effects of changes in interest rates on our results of operations, any substantial, unexpected, prolonged change in market interest rates could continue to have a material adverse effect on our financial condition and results of operations.

Rapidly rising interest rates will impact the value of our investment securities and the cost of our funding sources, including deposits.

Our profitability is highly dependent on our net interest income, which is the difference between the interest income paid to us on our loans and investments and the interest we pay to third parties such as our depositors, lenders and debt holders. Changes in interest rates can impact our profits and the fair values of certain of our assets and liabilities. Higher market interest rates and increased competition for deposits may result in higher interest expense, as we may offer higher rates to attract or retain customer deposits. Increases in interest rates also may increase the amount of interest expense we pay to creditors on short and long-term debt. Interest rate risk can also result from mismatches between the dollar amounts of re-pricing or maturing assets and liabilities and from mismatches in the timing and rates at which our assets and liabilities re-price. Changes in market values of investment securities classified as available for sale are impacted by higher rates and can negatively impact our other comprehensive income and equity levels through accumulated other comprehensive income, which includes net unrealized gains and losses on those securities. Further, such losses could be realized into earnings should liquidity and/or business strategy necessitate the sales of securities in a loss position. We actively monitor and manage the balances of our maturing and re-pricing assets and liabilities to reduce the adverse impact of changes in interest rates, but there can be no assurance that we will be able to avoid material adverse effects on our net interest margin in all market conditions.

Nonperforming assets take significant time to resolve, adversely affect our results of operations and financial condition and could result in further losses in the future.

Our nonperforming loans (which consist of nonaccrual loans, loans past due 90 days or more still accruing interest and, only for December 31, 2022 and prior, restructured loans still accruing interest), were $68.8 million at December 31, 2023, an increase of 109.0%, compared to $32.9 million at December 31, 2022. Other real estate owned, or OREO, totaled $5.1 million at December 31, 2023, an increase of 228.2%, compared to $1.6 million at December 31, 2022. Our nonperforming assets adversely affect our net income in various ways. For example, we do not accrue interest income on nonaccrual loans and OREO may have expenses in excess of any lease revenues collected, thereby adversely affecting our net income, return on assets and return on equity. Our loan administration costs also increase because of our nonperforming assets. The resolution of nonperforming assets requires significant time commitments from management, which can be detrimental to the performance of their other responsibilities. There is no assurance that we will not experience increases in nonperforming assets in the future, or that our nonperforming assets will not result in losses in the future.

Operational Risks

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values: being an integral part of the communities we serve; delivering superior service to our customers; and caring about our customers and associates. Damage to our reputation could undermine the confidence of our current and potential clients in our ability to provide financial services. Such damage could also impair the confidence of our counterparties and business partners, and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our core values and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected. Further, negative public opinion can expose us to litigation and regulatory action as we seek to implement our growth strategy, which could adversely affect our business, financial condition and results of operations.

We operate in a highly competitive industry and market area and may face severe competitive disadvantages.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, other financial service businesses, including investment advisory and wealth management firms, mutual fund companies, and securities brokerage and investment banking firms, as well as super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Local competitors continue to expand their presence in the western suburbs of Chicago, including the communities that surround Aurora, Illinois, and these competitors may be better positioned than us to compete for loans, acquisitions and personnel. As customers' preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the Internet and for non-banks to offer products and services traditionally provided by banks, such as business and consumer lending, automatic transfer and automatic payment systems. There has also been significant advancement, as well as setbacks, in the exchange of digital assets ("cryptocurrency") that could continue to materially impact the financial services industry. We have not entered into or considered any transactions or custodial agreements regarding cryptocurrency. Because of this rapidly changing technology, our future success will depend in part on our ability to address our customers' needs by using technology. Customer loyalty can be easily influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Moreover, the financial services industry could become even more competitive as a result of legislative and regulatory changes, and many large scale competitors can leverage economies of scale to offer better pricing for products and services compared to what we can offer.

We compete with these institutions in attracting deposits and assets under management, processing payment transactions, and in making loans. We may not be able to compete successfully with other financial institutions in our markets, particularly with larger financial institutions operating in our markets that have significantly greater resources than us and offer financial products and services that we are unable to offer, putting us at a disadvantage in competing with them for loans and deposits and wealth management clients, and we may have to pay higher interest rates to attract deposits, accept lower yields on loans to attract loans and pay higher wages for new employees, resulting in lower net interest margin and reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us. If we are unable to compete effectively with those banking or other financial services businesses, we could find it more difficult to attract new and retain existing clients and our net interest margin, net interest income and wealth management fees could decline, which would adversely affect our results of operations and could cause us to incur losses in the future.

In addition, our ability to successfully attract and retain wealth management clients is dependent on our ability to compete with competitors' investment products, level of investment performance, client services and marketing and distribution capabilities. If we are not successful in attracting new and retaining existing clients, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We depend on our executive officers and other key employees, and our ability to attract additional key personnel, to continue the implementation of our long-term business strategy, and we could be harmed by the unexpected loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our executive officers and other key employees and our ability to motivate and retain these individuals, as well as our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Our business is primarily relationship-driven in that many of our key personnel have extensive customer or asset management relationships. Loss of key personnel with such relationships may lead to the loss of business if the customers were to follow that employee to a competitor or if asset management expertise was not replaced in a timely manner. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business strategy may be lengthy. In 2021, there was a dramatic increase in workers leaving their positions throughout our industry and other industries that is being referred to as the "great resignation," and the market to build, retain and replace talent then became even more highly competitive. These trends resulted in labor shortages in many of our markets, which made attracting new employees and replacing existing employees more difficult, however, in 2023, the economy benefitted from reduced labor shortages. We may not be successful in retaining key personnel, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skill, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to the Company, or at all, which could have a material adverse effect on our business, financial condition, results of operation and future prospects.

If we are unable to offer our key management personnel long-term incentive compensation, including options, restricted stock, and restricted stock units, as part of their total compensation package, we may have difficulty retaining such personnel, which would adversely affect our operations and financial performance.

We have historically granted equity awards, including restricted stock units and stock options, to key management personnel as part of a competitive compensation package. Our ability to grant equity compensation awards as a part of our total compensation package has been vital to attracting, retaining and aligning stockholder interest with a talented management team in a highly competitive marketplace.

In the future, we may seek stockholder approval to adopt or amend equity compensation plans so that we may issue additional equity awards to management in order for the equity component of our compensation packages to remain competitive in the industry. Stockholder advisory groups have implemented guidelines and issued voting recommendations related to how much equity companies should be able to grant to employees. These advisors influence certain shareholder votes regarding approval of a company's request for approval of new equity compensation plans. The factors used to formulate these guidelines and voting recommendations include the volatility of a company's share price and are influenced by broader macro-economic conditions that can change year to year. The variables used by stockholder advisory groups to formulate equity plan recommendations may limit our ability to obtain approval to adopt or amend equity plans in the future. If we are limited in our ability to grant equity compensation awards, we would need to explore offering other compelling alternatives to supplement our compensation, including long-term cash compensation plans or significantly increased short-term cash compensation, in order to continue to attract and retain key management personnel. If we used these alternatives to long-term equity awards, our compensation costs could increase and our financial performance could be adversely affected. If we are unable to offer key management personnel long-term incentive compensation, including stock options, restricted stock or restricted stock units, as part of their total compensation package, we may have difficulty attracting and retaining such personnel, which would adversely affect our operations and financial performance.

We depend on outside third parties for the processing and handling of our records and data.

We rely on software developed by third party vendors to process various Company transactions. In some cases, we have contracted with third parties to run their proprietary software on our behalf at a location under the control of the third party. These systems include, but are not limited to, core data processing, payroll, loan origination, wealth management record keeping, and securities portfolio management. While we perform a review of controls instituted by the vendor over these programs in accordance with industry standards and institute our own user controls, we must rely on the continued maintenance of the performance controls by these outside parties, including safeguards over the security of customer data. In addition, we create backup copies of key processing output daily in the event of a failure on the part of any of these systems. Nonetheless, we may incur a temporary disruption in our ability to conduct our business or process our transactions, or incur damage to our reputation if a third-party vendor fails to adequately maintain internal controls or institute necessary changes to systems. A disruption or breach of security may ultimately have a material adverse effect on our financial condition and results of operations.

Our use of third party vendors and our other ongoing third party business relationships are subject to regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, risk assessment, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

We are at risk of increased losses from fraud.

Criminals committing fraud increasingly are using more sophisticated techniques and in some cases are part of larger criminal rings, which allow them to be more effective. The fraudulent activity has taken many forms, ranging from check fraud, mechanical devices attached to ATMs, social engineering and phishing attacks to obtain personal information or impersonation of our clients through the use of falsified or stolen credentials. Additionally, an individual or business entity may properly identify themselves, particularly when banking online, yet seek to establish a business relationship for the purpose of perpetrating fraud. Further, in addition to fraud committed against us, we may suffer losses as a result of fraudulent activity committed against third parties. Increased deployment of technologies, such as chip card technology, multi-factor authentication, and active customer alerts defray and reduce aspects of fraud; however, criminals are turning to other sources to steal personally identifiable information, such as unaffiliated healthcare providers and government entities, in order to impersonate the consumer to commit fraud. Many of these data compromises are widely reported in the media. Further, as a result of the increased sophistication of fraud activity, we have increased our spending on systems and controls to detect and prevent fraud. This will result in continued ongoing investments in the future.

<u>**Privacy and Technology-Related Risks**</u>

Failure to keep pace with technological change could adversely affect our business.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on our business, financial condition and results of operations.

Our information systems may experience an interruption or breach in security and cyber-attacks, all of which could have a material adverse effect on our business.

We rely heavily on internal and outsourced technologies, communications, and information systems to conduct our business. Additionally, in the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. As our reliance on technology has increased, so have the potential risks of a technology-related operation interruption (such as disruptions in our customer relationship management, general ledger, deposit, loan, or other systems) or the occurrence of a cyber-attack (such as unauthorized access to our systems). These risks have increased for all financial institutions as new technologies have emerged, including the use of the Internet and the expansion of telecommunications technologies (including mobile devices) to conduct financial and other business transactions, and as the sophistication of organized criminals, perpetrators of fraud, hackers, terrorists and others have increased.

In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers have engaged in attacks against large financial institutions, particularly denial of service attacks that are designed to disrupt key business services, such as customer-facing web sites. We operate in an industry where otherwise effective preventive measures against security breaches become vulnerable as breach strategies change frequently and cyber-attacks can originate from a wide variety of sources. It is possible that a cyber-incident, such as a security breach, may be undetected for a period of time. However, applying guidance from the Federal Financial Institutions Examination Council, we have identified security risks and employ risk mitigation controls. Following a layered security approach, we have analyzed and will continue to analyze security related to device specific considerations, user access topics, transaction-processing and network integrity. We expect that we will spend additional time and will incur additional costs going forward to modify and enhance protective measures and that effort and spending will continue to be required to investigate and remediate any information security vulnerabilities.

We also face risks related to cyber-attacks and other security breaches in connection with credit card and debit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant-acquiring banks, payment processors, payment card networks and their processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because these third parties and related environments such as the point-of-sale are not under our direct control, future security breaches or cyber-attacks affecting any of these third parties could impact us and in some cases we may have exposure and suffer losses for breaches or attacks. We offer our customers protection against fraud and attendant losses for unauthorized use of debit cards in order to stay competitive in the marketplace. Offering such protection exposes us to potential losses which, in the event of a data breach at one or more retailers of considerable magnitude, may adversely affect our business, financial condition, and results of operation. Further cyber-attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of payment cards and increased costs, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyber-attacks or other breaches, our reputation could be affected which may have a material adverse effect on our business, financial condition or results of operations.

Growth and Strategic Risks

We may not be able to implement our growth strategy or manage costs effectively, resulting in lower earnings or profitability.

There can be no assurance that we will be able to continue to grow and to be profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. Our strategy is focused on organic growth, supplemented by opportunistic acquisitions, such as our acquisition of West Suburban Bank. Our growth requires that we increase our loans and deposits while managing risks by following prudent loan underwriting standards without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital and liquidity levels at all times, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Even if we are able to increase our interest income, our earnings may nonetheless be reduced by increased expenses, such as additional employee compensation or other general and administrative expenses and increased interest expense on any liabilities incurred or deposits solicited to fund increases in assets. Additionally, if our competitors extend credit on terms we find to pose excessive risks, or at interest rates which we believe do not warrant the credit exposure, we may not be able to maintain our lending volume and could experience deteriorating financial performance. Our inability to manage our growth successfully or to continue to expand into new markets could have a material adverse effect on our business, financial condition or results of operations.

Our strategic growth plans contemplate additional organic growth and potential growth through additional mergers and acquisitions, which exposes us to additional risks.

Our strategic growth plans include organic growth and growth through additional mergers and acquisitions. To the extent that we are unable to increase loans through organic loan growth, or to identify and consummate attractive acquisitions, we may be unable to successfully implement our growth strategy, which could materially and adversely affect our financial condition and earnings.

We routinely evaluate opportunities to acquire additional financial institutions or branches or to open new branches. As a result, we regularly engage in discussions or negotiations that, if they were to result in a transaction, could have a material effect on our operating results and financial condition, including short- and long-term liquidity. Our merger and acquisition activities could be material and could require us to use a substantial amount of common stock, cash, other liquid assets, and/or incur debt. In addition, if goodwill recorded in connection with our prior or potential future acquisitions were determined to be impaired, then we would be required to recognize a charge against our earnings, which could materially and adversely affect our results of operations during the period in which the impairment was recognized. Moreover, these types of expansions involve various risks, including:

Management of Growth. We may be unable to successfully:

- maintain loan quality in the context of significant loan growth;
- identify and expand into suitable markets;
- retain employees and customers of the Company or the businesses that we acquire or merge with;
- attract sufficient deposits and capital to fund anticipated loan growth;
- maintain adequate common equity and regulatory capital;
- avoid diversion or disruption of our management and existing operations as well as those of the acquired or merged institution;
- maintain adequate management personnel and systems to oversee such growth;
- maintain adequate internal audit, risk management, loan review and compliance functions; and
- implement additional policies, procedures and operating systems required to support such growth.

Operating Results. There is no assurance that existing branches or future branches will maintain or achieve deposit levels, loan balances or other operating results necessary to avoid losses or produce profits. Our growth may entail an increase in overhead expenses as we add new branches and staff. There are considerable costs involved in opening branches, and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for at least a year or more. Accordingly, any new branches we establish can be expected to negatively impact our earnings for some period of time until they reach certain economies of scale. Our historical results may not be indicative of future results or results that may be achieved, particularly if we continue to expand. Failure to successfully address these and other issues related to our expansion could have a material adverse effect on our business, financial condition and results of operations, including short-term and long-term liquidity, and could adversely affect our ability to successfully implement our business strategy.

Future acquisitions may be delayed, impeded, or prohibited due to regulatory issues.

Our future acquisitions, particularly those of financial institutions, are subject to approval by a variety of federal and state regulatory agencies. Regulatory approvals could be delayed, impeded, restrictively conditioned or denied due to existing or new regulatory issues we have, or may have, with regulatory agencies, including, without limitation, issues related to anti-money laundering/Bank Secrecy Act compliance, fair lending laws, fair housing laws, consumer protection laws, unfair, deceptive, or abusive acts or practices regulations, Community Reinvestment Act issues, and other similar laws and regulations. We may fail to pursue, evaluate or complete strategic and competitively significant acquisition opportunities as a result of our inability, or perceived or anticipated inability, to obtain regulatory approvals in a timely manner, under reasonable conditions or at all. Difficulties associated with potential acquisitions that may result from these factors could have a material adverse effect on our business, and, in turn, our financial condition and results of operations.

Any enhanced regulatory scrutiny of bank mergers and acquisitions and revision of the framework for merger application review may adversely affect the marketplace for such transactions, could result in our acquisitions in future periods being delayed, impeded or restricted in certain respects and result in new rules that possibly limit the size of financial institutions we may be able to acquire in the future and alter the terms for such transactions.

We may be exposed to difficulties in combining the operations of acquired or merged businesses, including West Suburban, into our own operations, which may prevent us from achieving the expected benefits from our merger and acquisition activities.

We may not be able to fully achieve the strategic objectives and operating efficiencies that we anticipate in our merger and acquisition activities, including with respect to our merger with West Suburban. Inherent uncertainties exist in integrating the operations of an acquired or merged business. We may lose our customers or the customers of acquired or merged entities as a result of an acquisition. We may also lose key personnel from the acquired entity as a result of an acquisition. We may not discover all known and unknown factors when examining a company for acquisition or merger during the due diligence period. These factors could produce unintended and unexpected consequences for us. Undiscovered factors as a result of an acquisition or merger could bring civil, criminal, and financial liabilities against us, our management, and the management of those entities we acquire or merge with. In addition, if difficulties arise with respect to the integration process, the economic benefits expected to result from acquisitions and mergers might not occur. Failure to successfully integrate businesses that we acquire or merge with could have an adverse effect on our profitability, return on equity, return on assets, or our ability to implement our strategy, any of which in turn could have a material adverse effect on our business, financial condition and results of operations. These factors could contribute to our not achieving the expected benefits from our mergers and acquisitions within desired time frames, if at all.

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products, and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances in which the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. The introduction of such new products requires continued innovative efforts on the part of our management and may require significant time and resources as well as ongoing support and investment. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also affect the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service or system conversion could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

Industry-Related Risks

Our estimate of fair values for our investments may not be realizable if we were to sell these securities today.

Our available-for-sale securities are carried at estimated fair value. The determination of fair value for securities categorized in Level 3 involves significant judgment due to the complexity of the factors contributing to the valuation, many of which are not readily observable in the market. Recent market disruptions and the resulting fluctuations in fair value have made the valuation process even more difficult and subjective. If the valuations are incorrect, it could harm our financial results and financial condition.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of U.S. government securities, adjustments to the discount rate and changes in banks' reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

Our deposit insurance premiums could be substantially higher in the future, which could have a material adverse effect on our future earnings.

The FDIC insures deposits at FDIC-insured depository institutions, such as the Bank, up to $250,000 per insured depositor category. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to its regulators. As a result of recent FDIC assessment charges, banks are now assessed deposit insurance premiums based on the bank's average consolidated total assets less the sum of its average tangible equity, and the FDIC has modified certain risk-based adjustments, which increase or decrease a bank's overall assessment rate. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are bank or financial institution failures, we may be required to pay higher FDIC premiums than the recent levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could reduce our profitability, may limit our ability to pursue certain business opportunities or otherwise negatively impact our operations.

Adverse developments affecting the financial services industry, such as recent bank failures or concerns involving liquidity, may have a material adverse effect on the Company's operations.

The 2023 high-profile bank failures involving Silicon Valley Bank, Signature Bank, and First Republic Bank have caused general uncertainty and concern regarding the liquidity adequacy of the banking sector. Although we were not directly affected by these bank failures, the resulting speed and ease in which news, including social media commentary, led depositors to withdraw or attempt to withdraw their funds from these and other financial institutions caused the stock prices of many financial institutions to become volatile. Additional bank failures could have an adverse effect on our financial condition and results of operations, either directly or through an adverse impact on certain of our customers.

In response to the bank failures and the resulting market reaction, in March 2023 the Secretary of the Treasury approved actions enabling the FDIC to complete its resolutions of the failed banks in a manner that fully protects depositors by utilizing the Deposit Insurance Fund, including the use of Bridge Banks to assume all of the deposit obligations of the failed banks, while leaving unsecured lenders and equity holders of such institutions exposed to losses. In addition, the Federal Reserve announced it would make available additional funding to eligible depository institutions under a Bank Term Funding Program to help assure banks have the ability to meet the needs of all their depositors. In an effort to strengthen public confidence in the banking system and protect depositors, regulators announced that any losses to the Deposit Insurance Fund to support uninsured depositors will be recovered by a special assessment on banks, as required by law, which will increase our FDIC insurance assessment and will increase our costs of doing business. However, it is uncertain whether these steps by the government will continue to be sufficient to calm financial markets, reduce the risk of significant depositor withdrawals at other institutions and thereby reduce the risk of additional bank failures. As a result of this uncertainty, we face the potential for reputational risk, deposit outflows, increased costs and competition for liquidity, and increased credit risk which, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

Legal, Accounting, Regulatory and Compliance Risks

We face a risk of noncompliance with the Bank Secrecy Act and other anti-money laundering statutes and regulations and corresponding enforcement proceedings.

The federal Bank Secrecy Act, the PATRIOT Act, and other laws and regulations require financial institutions, among our other duties, to institute and maintain effective anti-money laundering programs and to file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Treasury Department to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. Federal and state bank regulators also focus on compliance with Bank Secrecy Act and anti-money laundering regulations. If our policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans, which would negatively impact our business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us.

We may be materially and adversely affected by the highly regulated environment in which we operate.

We are subject to extensive federal and state regulation, supervision and examination. Banking regulations are primarily intended to protect depositors' funds, FDIC funds, customers and the banking system as a whole, rather than our stockholders. Compliance with banking regulations is costly and these regulations affect our lending practices, capital structure, investment practices, mergers and acquisitions, dividend policy, and growth, among other things.

The Company and the Bank also undergo periodic examinations by their regulators, who have extensive discretion and authority to prevent or remedy unsafe or unsound practices or violations of law. Failure to comply with applicable laws, regulations or policies could also result in heightened regulatory scrutiny and in sanctions by regulatory agencies (such as a memorandum of understanding, a written supervisory agreement or a cease and desist order), civil money penalties and/or reputation damage. Any of these consequences could restrict our ability to expand our business or could require us to raise additional capital or sell assets on terms that are not advantageous to us or our stockholders and could have a material adverse effect on our business, financial condition and results of operations.

A more detailed description of the primary federal banking laws and regulations that affect the Company and the Bank is included in this Form 10-K under the section captioned "Supervision and Regulation" in Item 1. Since the 2008 financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. The burden of regulatory compliance has increased under the Dodd-Frank Act and has increased our costs of doing business and, as a result, may create an advantage for our competitors who may not be subject to similar legislative and regulatory requirements.

We face risks related to the adoption of future legislation and potential changes in federal regulatory agency leadership, policies, and priorities.

In 2023, Republicans gained control of the U.S. House of Representatives, while Democrats retained control of the U.S. Senate. However slim the majorities, the net result was a split Congress, which in the past leads to less sweeping policy changes. However, Congressional committees with jurisdiction over the banking sector have pursued oversight and legislative initiatives in a variety of areas, including addressing climate-related risks, promoting diversity and equality within the banking industry and addressing other ESG matters, improving competition in the banking sector and enhancing oversight of bank mergers and acquisitions, establishing a regulatory framework for digital assets and markets, and oversight of pandemic responses and economic recovery. The prospects for the enactment of major banking reform legislation remain unclear at this time.

Moreover, turnover of the presidential administration in 2020 resulted in certain changes in the leadership and senior staffs of the federal banking agencies, the CFPB, CFTC, SEC, and the Treasury Department, with certain significant leadership positions yet to be permanently filled, including the Comptroller of the Currency. These changes have impacted the rulemaking, supervision, examination and enforcement priorities and policies of the agencies and likely will continue to do so over the next several years. The potential impact of the 2024 election and any additional changes in agency personnel, policies and priorities on the financial services sector, including the Company and the Bank, cannot be predicted at this time. Regulations and laws may be modified at any time, and new legislation may be enacted that will affect us. Any future changes in federal and state laws and regulations, as well as the interpretation and implementation of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

Our accounting estimates and risk management processes and controls rely on analytical and forecasting techniques and models and assumptions, which may not accurately predict future events.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management's judgment of the most appropriate manner in which to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results of operations. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include the allowance for credit losses and fair value methodologies. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the ACL or sustain credit losses that are significantly higher than the reserve provided, reduce the carrying value of an asset measured at fair value, or significantly increase liabilities measured at fair value. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

We are subject to federal and state fair lending laws, and failure to comply with these laws could lead to material penalties.

Federal and state fair lending laws and regulations, such as the Equal Credit Opportunity Act and the Fair Housing Act, impose nondiscriminatory lending requirements on financial institutions. The DOJ, the CFPB and other federal and state agencies are responsible for enforcing these laws and regulations. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. A successful challenge to our performance under the fair lending laws and regulations could adversely impact our rating under the Community Reinvestment Act and result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on merger and acquisition activity and restrictions on expansion activity, which could negatively impact our reputation, business, financial condition and results of operations.

We could be subject to changes in tax laws, regulations, and interpretations or challenges to our income tax provision.

We compute our income tax provision based on enacted tax rates in the jurisdictions in which we operate. Any change in enacted tax laws, rules or regulatory or judicial interpretations, or any change in the pronouncements relating to accounting for income taxes could adversely affect our effective tax rate, tax payments and results of operations. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. We are subject to audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations.

In addition, deferred tax assets are reported as assets on our balance sheet and represent the decrease in taxes expected to be paid in the future because of net operating losses ("NOLs") and tax credit carryforwards and because of future reversals of temporary differences in the bases of assets and liabilities as measured by enacted tax laws and their bases as reported in the financial statements. As of December 31, 2023, we had net deferred tax assets of $31.1 million, which included a $24.4 million tax effect of adjustments related to other comprehensive income. Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income during the periods in which existing deferred tax assets are expected to become deductible for income tax purposes. Changes in enacted tax laws, such as adoption of a lower income tax rate in any of the jurisdictions in which we operate, could impact our ability to obtain the future tax benefits represented by our deferred tax assets. Our deferred tax asset may be further reduced in the future if estimates of future income or our tax planning strategies do not support the amount of the deferred tax asset. Charges to establish a valuation allowance with respect to our deferred tax asset could have a material adverse effect on our financial condition and results of operations.

In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

We could become subject to claims and litigation pertaining to our fiduciary responsibility.

Some of the services we provide, such as wealth management services through River Street Advisors, LLC, require us to act as fiduciaries for our customers and others. Customers make claims and on occasion take legal action pertaining to our performance of our fiduciary responsibilities. Whether customer claims and legal action related to our performance of our fiduciary responsibilities are founded or unfounded, if such claims and legal action are not resolved in a manner favorable to us, they may result in significant financial liability and/or adversely affect the market perception of us and our products and services as well as impact customer demand for those products and services. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse impact on our financial condition and results of operations.

We are defendants in a variety of litigation and other actions.

Currently, there are certain other legal proceedings pending against the Company and our subsidiaries in the ordinary course of business. While the outcome of any legal proceeding is inherently uncertain, based on information currently available, the Company's management believes that any liabilities arising from pending legal matters would not have a material adverse effect on us or our consolidated financial statements. However, if actual results differ from management's expectations, it could have a material adverse effect on our financial condition, results of operations, or cash flows.

From time to time we are, or may become, involved in suits, legal proceedings, information-gatherings, investigations and proceedings by governmental and self-regulatory agencies that may lead to adverse consequences.

Many aspects of the banking business involve a substantial risk of legal liability. From time to time, we are, or may become, the subject of information-gathering requests, reviews, investigations and proceedings, and other forms of regulatory inquiry, including by bank regulatory agencies, self-regulatory agencies, the SEC, and law enforcement authorities. The results of such proceedings could lead to significant civil or criminal penalties, including monetary penalties, damages, adverse judgements, settlements, fines, injunctions, restrictions on the way we conduct our business or reputational harm.

Capital and Liquidity Risks

Our business needs and future growth may require us to raise additional capital, but that capital may not be available or may be dilutive.

We may need to raise additional capital, in the form of debt or equity securities, in the future to have sufficient capital resources to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. In addition, the Company and the Bank are each required by federal regulatory authorities to maintain adequate levels of capital to support their operations.

Our ability to raise capital will depend on, among other things, conditions in the capital markets, which are outside of our control, and our financial performance. Accordingly, we cannot provide assurance that such capital will be available on terms acceptable to us or at all. Any occurrence that limits our access to capital, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. Any inability to raise capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations and could be dilutive to both tangible book value and our share price.

In addition, an inability to raise capital when needed may subject us to increased regulatory supervision and the imposition of restrictions on our growth and business. These restrictions could negatively affect our ability to operate or further expand our operations through loan growth, acquisitions or the establishment of additional branches. These restrictions may also result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition, results of operations and share price.

We could experience an unexpected inability to obtain needed liquidity.

Liquidity measures the ability to meet current and future cash flow needs as they become due. The liquidity of a financial institution reflects its ability to meet loan requests, to accommodate possible outflows in deposits, and to take advantage of interest rate market opportunities and is essential to a financial institution's business. The ability of a financial institution to meet its current financial obligations is a function of its balance sheet structure, its ability to liquidate assets and its access to alternative sources of funds. We seek to ensure that our funding needs are met by maintaining an appropriate level of liquidity through asset and liability management. In 2021, the Bank experienced ample liquidity due to customer deposits received related to federal stimulus programs responding to the COVID-19 pandemic, as well as funds received as PPP loans were forgiven, and short-term borrowing facilities were not required to be significantly utilized. However, if funds were needed, we could seek to secure liquidity under the advance program provided under terms offered by the FHLBC. During the second half of 2022, we took down short-term FHLBC advances, due to loan growth and deposit attrition. If we are unable to obtain funds when needed, it could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain a strong core deposit base or access other low-cost funding sources.

We rely on bank deposits to be a low cost and stable source of funding. In addition, our future growth will largely depend on our ability to maintain and grow a strong deposit base. If we are unable to continue to attract and retain core deposits, to obtain third party financing on favorable terms, or to have access to interbank or other liquidity sources, we may not be able to grow our assets as quickly. We compete with banks and other financial services companies for deposits. If our competitors raise the rates they pay on deposits in response to interest rate changes initiated by the FRBC Open Market Committee or for other reasons of their choice, our funding costs may increase, either because we raise our rates to avoid losing deposits or because we lose deposits and must rely on more expensive sources of funding. Higher funding costs could reduce our net interest margin and net interest income. Any decline in available funding could adversely affect our ability to continue to implement our business strategy which could have a material adverse effect on our liquidity, business, financial condition and results of operations.

Risks Related to an Investment in Our Common Stock

Our future ability to pay dividends is subject to restrictions.

We currently conduct substantially all of our operations through our subsidiaries, and a significant part of our income is attributable to dividends from the Bank. We principally rely on the profitability of the Bank to conduct operations and satisfy obligations. As is the case with all financial institutions, the profitability of the Bank is subject to the fluctuating cost and availability of money, changes in interest rates, and in economic conditions in general.

Holders of our common stock are only entitled to receive such cash dividends as our board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock, and other factors deemed relevant by the board of directors. Furthermore, consistent with our business plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to our stockholders. Although we currently expect to continue to pay quarterly dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. We are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Finally, our ability to pay dividends to our stockholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. See Part II, Item 5. "Dividends."

The trading volumes in our common stock may not provide adequate liquidity for investors.

Shares of our common stock are listed on the NASDAQ Global Select Market; however, the average daily trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the current daily average trading volume of our common stock, significant sales of our common stock in a brief period of time, or the expectation of these sales, could cause a significant decline in the price of our common stock.

The trading price of our common stock may be subject to continued significant fluctuations and volatility.

The market price of our common stock could be subject to significant fluctuations due to, among other things:

- actual or anticipated quarterly fluctuations in our operating and financial results, particularly if such results vary from the expectations of management, securities analysts and investors, including with respect to further credit losses on loans or unfunded commitments we may incur;
- announcements regarding significant transactions in which we may engage;
- market assessments regarding such transactions;
- changes or perceived changes in our operations or business prospects;
- legislative or regulatory changes affecting our industry generally or our businesses and operations;
- a weakening of general market and economic conditions, particularly with respect to economic conditions in Illinois;
- the operating and share price performance of companies that investors consider to be comparable to us;
- future offerings by us of debt, preferred stock or trust preferred securities, each of which would be senior to our common stock upon liquidation and for purposes of dividend distributions;
- actions of our current stockholders, including future sales of common stock by existing stockholders and our directors and executive officers; and
- other changes in U.S. or global financial markets, economies and market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

As a result, the market price of our common stock may continue to be subject to similar market fluctuations that may or may not be related to our operating performance or prospects. Increased volatility could result in a decline in the market price of our common stock.

Shares of our common stock are subject to dilution, which could cause our common stock price to decline.

We are generally not restricted from issuing additional shares of our common stock up to the number of shares authorized in our Certificate of Incorporation. We may issue additional shares of our common stock (or securities convertible into common stock) in the future for a number of reasons, including to finance our operations and business strategy (including mergers and acquisitions), to adjust our ratio of debt to equity, to address regulatory capital concerns, or to satisfy our obligations upon the exercise of outstanding stock awards. We may issue equity securities in transactions that generate cash proceeds, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. If we choose to raise capital by selling shares of our common stock or securities convertible into common stock for any reason, the issuance would have a dilutive effect on the holders of our common stock and could have a material negative effect on the market price of our common stock.

Certain banking laws and our governing documents may have an anti-takeover effect and may make it difficult and expensive to remove current management.

Certain federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. In addition, certain provisions in our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of the Company, even if such event was perceived by you to be beneficial to your interests. These include, among others, (a) provisions that empower our board of directors, without stockholder approval, to issue preferred stock, the terms of which, including voting power, are set by the board of directors, (b) we have a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board, and (c) the approval of certain business combinations require the affirmative vote of at least 75% of our outstanding shares of common stock. The combination of these laws and provisions in our certificate of incorporation may inhibit certain business combinations, including a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock. These provisions in our certificate of incorporation could also discourage proxy contests and make it more difficult and expensive for holders of our common stock to elect directors other than the candidates nominated by our board of directors or otherwise remove existing directors and management, even if current management is not performing adequately.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

<u>Risk Management and Strategy</u>

Cybersecurity risk is the risk of exposure to harm or loss resulting from misuse or abuse of technology by malicious actors. Cybersecurity risk is an important and continuously evolving focus for us as significant resources are devoted to protecting and enhancing the security of computer systems, software, networks, storage devices, and other technology assets. Security efforts are designed to protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. We recognize the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have experienced, and expect that we will continue to experience, a higher volume and complexity of cyber-attacks. We have implemented precautionary measures and controls reasonably designed that follow the National Institute of Standards and Technology (NIST) and other industry standards to address this increased risk.

Managing Material Risks & Integrated Overall Risk Management

We have strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes at every level. Our risk management team works closely with our IT department to continuously evaluate and address cybersecurity risks in alignment with our strategic objectives, business environment and operational needs.

Engage Third-parties on Risk Management

Ongoing business expansions may expose us to potential new threats as well as expanded regulatory scrutiny including the introduction of new cybersecurity requirements. We continue to make significant investments in enhancing our cyber defense-in-depth capabilities and to strengthen our partnerships with the appropriate government and law enforcement agencies and other businesses in order to understand the full spectrum of cybersecurity risks in the operating environment, enhance defenses and improve resiliency against cybersecurity threats. Recognizing the complexity and evolving nature of cybersecurity threats, we engage with a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies and processes. Our collaboration with these third-parties includes regular audits, threat assessments, and consultation on security enhancements.

Oversee Third-party Risk

Third parties with which the Company does business or that facilitate the organization's business activities (e.g., vendors, supply chain, exchanges, clearing houses, etc.) are also sources of cybersecurity risk. Third-party cybersecurity incidents such as system breakdowns or failures, misconduct by the employees of such parties, or cyber-attacks, including ransomware and supply-chain compromises, could affect their ability to deliver a product or service or result in lost or compromised information. Because we are aware of the risks associated with third-party service providers, we implement stringent processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. Monitoring includes quarterly assessments by our Chief Information Security Officer ("CISO") and on an ongoing basis by our security engineers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

Governance

Our Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats. Our Board has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

Board of Directors Oversight

Our Information Technology Steering Committee ("ITSC") is central to the Board's oversight of cybersecurity risks, which are incorporated into our overall risk management program overseen by our Board Risk Committee. These Committees meet no less than quarterly and are composed of board members with diverse expertise including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively. While, as of the date of this Annual Report on Form 10-K, we have not encountered cybersecurity challenges that have materially impaired our operations or financial standing, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future.

Management's Role Managing Risk

While the ITSC and our Board of Directors to which it reports oversees cybersecurity risk management, management is responsible for the day-to-day cybersecurity risk management processes. The Chief Risk Officer ("CRO") and the CISO play a pivotal role in informing the ITSC and Board Risk Committee on cybersecurity risks. Comprehensive briefings are presented to the ITSC and Board Risk Committee on a regular basis, with a minimum frequency of quarterly. These briefings encompass a broad range of topics, including:

- Maturity of our cyber landscape commensurate to inherent risks of environment;
- Emerging threats;
- Status of ongoing cybersecurity initiatives and strategies;
- Incident reports and learnings from any cybersecurity events;
- Compliance with regulatory requirements and industry standards; and
- Results of internal and external testing of cybersecurity controls.

In addition to our scheduled meetings, CISO maintains an ongoing dialogue with management and the Board of Directors regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain, ensuring the Board's oversight is proactive and responsive. The CISO actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives. The CISO conducts a quarterly review of our cybersecurity posture and the effectiveness of our risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the CISO. With over 30 years of experience in the field of cybersecurity and operational risk, he brings a wealth of expertise to his role. His background includes extensive experience as an enterprise CISO and holds several certifications including ISACA's, CISM and CRISC and is well-recognized within the industry. His in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO oversees our governance programs, tests our compliance with standards, remediates known risks, and leads our employee cybersecurity training program.

The CISO is responsible for identifying technology and cybersecurity risks and is responsible for the controls to manage threats. To help safeguard the confidentiality, integrity and availability of our infrastructure, resources and information, we maintain an Information Security Program designed to prevent, detect, and respond to cyberattacks. The ITSC and Board of Directors is periodically provided with updates on the Information Security Program, recommended changes, cybersecurity policies and practices, ongoing efforts to improve security, as well as our efforts regarding significant cybersecurity events.

The CISO conducts a quarterly review of our inherent risk posture against the effectiveness of our cyber risk management strategies. This review helps in measuring the effectiveness of controls and identifying areas for improvement ensuring cyber controls is commensurate with our inherent risk profile and the Board's risk appetite.

Monitoring Cybersecurity Incidents

The CISO continually monitors for the latest developments in cybersecurity, including potential threats and innovative risk management techniques. We deploy defense-in-depth safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, access controls, and ongoing vulnerability assessments as well as ongoing acquisition of knowledge crucial for the effective prevention, detection, mitigation, and remediation of cybersecurity incidents. The CISO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and prevent escalation of any loss or damage from the cybersecurity incident. The Incident Response Plan is continually updated in response to an ever-changing threat landscape to provide long-term strategies for remediation, prevention of future incidents and resiliency to all types of threats. The incident response teams (i) include subject matter experts to address cyber threats and (ii) includes representatives from the accounting team to monitor threat escalation and identify events that may warrant Board notification and a Form 8-K cybersecurity notice.

Reporting to Board of Directors

The CISO, in his capacity, regularly informs the ITSC and Board Risk Committee of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks we face. Furthermore, significant cybersecurity matters and strategic risk management decisions are escalated to the Board of Directors, ensuring that they have comprehensive oversight and can provide guidance on critical cybersecurity issues.

For additional information regarding the risk we face from cybersecurity threats, please see the risk factor titled "Our information systems may experience an interruption or breach in security and cyber-attacks, all of which could have a material adverse effect on our business." included in Part I. Item 1A. - Risk Factors of this report.

Item 2. Properties

We conduct our business primarily at 48 banking locations in various communities throughout the greater western and southern Chicago metropolitan area. The principal business office of the Company is located at 37 South River Street, Aurora, Illinois. We own 42 of our properties and lease six of our locations. Our six leased locations are under agreements that end from May 31, 2024 through August 31, 2043. We believe that all of our properties and equipment are well maintained, in good operating condition and adequate for all of our present and anticipated needs.

Item 3. Legal Proceedings

The Company and its subsidiaries have, from time to time, collection suits and other actions that arise in the ordinary course of business against its borrowers and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

For information regarding securities authorized for issuance under the Company's equity compensation plans, see Part III, Item 12.

Market for the Company's Common Stock

Our common stock trades on the NASDAQ Global Select Market under the symbol "OSBC." As of December 31, 2023, we had 1,258 stockholders of record for our common stock. The following table sets forth the high and low trading prices of our common stock on the NASDAQ Global Select Market, and information about declared dividends during each quarter for 2023 and 2022.

	2023			2022		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First quarter	$ 17.70	$ 13.11	$ 0.05	$ 15.48	$ 12.55	$ 0.05
Second quarter	14.29	10.79	0.05	15.68	13.28	0.05
Third quarter	16.47	12.69	0.05	15.00	13.03	0.05
Fourth quarter	16.76	13.08	0.05	17.80	12.91	0.05

Dividends

The Company's stockholders are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank; however, certain regulatory restrictions and the terms of its debt and equity securities, limit the amount of cash dividends it may pay. See "Supervision and Regulation—Regulation and Supervision of the Bank."

Although we currently expect to continue to pay quarterly dividends, any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including: (1) our historic and projected financial condition, liquidity and results of operations, (2) our capital levels and needs, (3) tax considerations, (4) any acquisitions or potential acquisitions that we may examine, (5) statutory and regulatory prohibitions and other limitations, (6) the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends, (7) general economic conditions and (8) other factors deemed relevant by our board of directors. We are not obligated to pay dividends on our common stock and are subject to restrictions on paying dividends on our common stock.

As a Delaware corporation, we are subject to certain restrictions on dividends under the DGCL. Generally, a Delaware corporation may only pay dividends either out of surplus or out of the current or the immediately preceding year's net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value.

In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See "Supervision and Regulation—Regulation and Supervision of the Company."

Stock Repurchases

We had no active repurchase program in effect as of December 31, 2022 and made no repurchases in the year ended 2022.

In November 2023, our board of directors authorized the repurchase of up to 2,234,896 shares of our common stock (the "Repurchase Program"). We made no repurchases in the year ended 2023. The Repurchase Program expires December 31, 2024.

The actual means and timing of any repurchases, quantity of purchased shares and prices will be, subject to certain limitations, at the discretion of management and will depend on a number of factors, including, without limitation, market prices of our common stock, general market and economic conditions, and applicable legal and regulatory requirements. Repurchases under the Repurchase Program may be initiated, discontinued, suspended or restarted at any time; provided that repurchases under the Repurchase Program after December 31, 2024 would require Federal Reserve non-objection or approval. We are not obligated to repurchase any shares under the Repurchase Program.

Recent Sales of Unregistered Securities

None.

Form 10-K and Other Information

Transfer Agent/Stockholder Services

Inquiries related to stockholders' records, stock transfers, changes of ownership, change of address and dividend payments should be sent to the transfer agent at the following address:

Old Second Bancorp, Inc.
c/o Shirley Cantrell,
Stockholder Relations Department
37 South River Street
Aurora, Illinois 60507
(630) 906-2303
scantrell@oldsecond.com

Stockholder Return Performance Graph. The following graph indicates, for the period commencing December 31, 2018, and ending December 31, 2023, a comparison of cumulative total returns for the Company, S&P 500 Index and the KBW NASDAQ Bank Index. The information assumes that $100 was invested at the closing price at December 31, 2018, in the common stock of the Company and each index and that all dividends were reinvested.



Index	Period Ending					
	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Old Second Bancorp, Inc.	100.00	103.93	78.26	98.81	127.69	124.67
S&P 500 Index	100.00	131.49	155.68	200.37	164.08	207.21
KBW Nasdaq Bank Index	100.00	136.13	122.09	168.88	132.75	131.57

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides additional information regarding our operations for the twelve-month periods ending December 31, 2023, 2022 and 2021, and financial condition at December 31, 2023 and 2022 and should be read in conjunction with our consolidated financial statements and the related notes. Historical results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or results of operations for any future periods.

We have made, and will continue to make, various forward-looking statements with respect to financial and business matters. Comments regarding our business that are not historical facts are considered forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in these forward-looking statements. For additional information regarding our cautionary disclosures, see the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this annual report.

Business overview

We provide a wide range of financial services through our 48 banking locations located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. These banking centers offer access to a full range of traditional retail and commercial banking services including treasury management operations as well as fiduciary and wealth management services. We focus our business on establishing and maintaining relationships with our clients while maintaining a commitment to providing for the financial services needs of the communities in which we operate through our retail branch network. We emphasize relationships with individual customers as well as small to medium-sized businesses throughout our market area. Our market area includes a mix of commercial and industrial, real estate, and consumer related lending opportunities, and provides a stable, loyal core deposit base. We also offer extensive wealth management services, which include a registered investment advisory platform in addition to trust administration and trust services related to personal and corporate trusts, including employee benefit plan administration services.

Our primary deposit products are checking, NOW, money market, savings, and certificate of deposit accounts, and our primary lending products are commercial mortgages, leases, construction lending, commercial loans, residential mortgages, and consumer loans. Many of our loans are secured by various forms of collateral including real estate, business assets, and consumer property although borrower cash flow is the primary source of repayment at the time of loan origination.

On December 1, 2021, we closed on our acquisition of West Suburban Bancorp, Inc. ("West Suburban"), and its wholly owned subsidiary, West Suburban Bank. As a result of this transaction, we acquired $1.07 billion of securities available-for sale at fair value, $1.50 billion of loans, net of fair value adjustments, and $2.69 billion of deposits, net of fair value adjustments. The transaction resulted in us increasing our presence in the west suburban Chicago area, as 34 branches were acquired with a retail and commercial client mix of loans and deposits. Historical periods before December 1, 2021, reflect results of our legacy operations. Subsequent to closing, results reflect all post-acquisition activity of the combined Company.

Summary Financial Data

Old Second Bancorp, Inc. and Subsidiaries
Financial Highlights
(Dollars in thousands, except per share data)

		2023		2022		2021
Balance sheet items at year-end						
Total assets	$	5,722,799	$	5,888,317	$	6,212,189
Total earning assets		5,315,070		5,488,534		5,845,972
Average assets		5,820,173		6,071,220		3,483,100
Loans, gross		4,042,953		3,869,609		3,420,804
Allowance for credit losses on loans		44,264		49,480		44,281
Deposits		4,570,746		5,110,723		5,466,232
Securities sold under agreement to repurchase		26,470		32,156		50,337
Other short-term borrowings		405,000		90,000		-
Junior subordinated debentures		25,773		25,773		25,773
Subordinated debentures		59,382		59,297		59,212
Senior notes		-		44,585		44,480
Notes payable and other borrowings		-		9,000		19,074
Stockholders' equity		577,281		461,141		502,027
Results of operations for the year ended						
Interest and dividend income	$	291,970	$	216,473	$	105,165
Interest expense		40,039		10,317		8,450
Net interest and dividend income		251,931		206,156		96,715
Provision for credit losses		16,501		6,550		4,326
Noninterest income		34,179		43,116		39,260
Noninterest expense		145,201		151,173		103,782
Income before taxes		124,408		91,549		27,867
Provision for income taxes		32,679		24,144		7,823
Net income available to common stockholders	$	91,729	$	67,405	$	20,044
Performance ratio						
Return on average total assets		1.58 %		1.11 %		0.58 %
Return on average equity		17.70 %		14.46 %		6.04 %
Average equity to average assets		8.91 %		7.68 %		9.53 %
Dividend payout ratio		9.76 %		13.25 %		24.24 %
Per share data						
Basic earnings	$	2.05	$	1.51	$	0.66
Diluted earnings	$	2.02	$	1.49	$	0.65
Common book value per share	$	12.92	$	10.34	$	11.29
Weighted average diluted shares outstanding		45,395,010		45,213,088		30,737,862
Weighted average basic shares outstanding		44,663,722		44,526,655		30,208,663
Shares outstanding at year-end		44,697,917		44,582,311		44,461,045
Loan quality ratios						
Allowance for credit losses on loans to total loans at end of the year		1.09 %		1.28 %		1.29 %
Provision for credit losses on loans to total loans		0.41 %		0.17 %		0.13 %
Net loans charged-off to average total loans		0.58 %		0.04 %		0.22 %
Nonaccrual loans to total loans at end of the year		1.67 %		0.82 %		1.21 %
Nonperforming assets to total assets at end of the year		1.29 %		0.59 %		0.76 %
Allowance for credit losses on loans to nonaccrual loans		65.50 %		156.57 %		106.62 %

Old Second Bancorp, Inc. and Subsidiaries
Quarterly Financial Information
(Dollars in thousands, except per share data)

	2023				2022			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Interest income	$ 73,696	$ 74,229	$ 73,886	$ 70,159	$ 67,745	$ 58,008	$ 47,389	$ 43,331
Interest expense	12,461	11,199	10,306	6,073	3,654	2,439	2,125	2,099
Net interest income	61,235	63,030	63,580	64,086	64,091	55,569	45,264	41,232
Provision for credit losses	8,000	3,000	2,000	3,501	1,500	4,500	550	-
Securities losses, net	(2)	(924)	(1,547)	(1,675)	(910)	(1)	(33)	-
Income before taxes	24,938	32,484	34,973	32,013	31,853	26,577	16,676	16,443
Net income	18,225	24,335	25,562	23,607	23,615	19,523	12,247	12,020
Basic earnings per share	0.40	0.55	0.57	0.53	0.53	0.43	0.28	0.27
Diluted earnings per share	0.40	0.54	0.56	0.52	0.52	0.43	0.27	0.27
Dividends paid per share	0.05	0.05	0.05	0.05	0.05	0.05	0.05	0.05

2023 Financial Overview

In 2023, we recorded net income of $91.7 million, or $2.02 per fully diluted share, compared to $67.4 million, or $1.49 per fully diluted share, in 2022, and $20.0 million, or $0.65 per fully diluted share, in 2021. Our basic earnings per share for the periods presented were $2.05 in 2023, $1.51 in 2022 and $0.66 in 2021.

Our 2023 net income increased primarily as a result of the rising interest rate environment throughout much of 2023. Adjusted net income, a non-GAAP financial measure that excludes, litigation expense, net gains on branch sales, and Visa portfolio deconversion/liquidation costs was $92.9 million in 2023. See the discussion entitled "Non-GAAP Financial Measures" on page 44 and the table below, which provides a reconciliation of this non-GAAP measure and related items, to the most comparable GAAP equivalents.

	Year Ended December 31,		
	2023	2022	2021
Net Income			
Income before income taxes (GAAP)	$ 124,408	$ 91,549	$ 27,867
Pre-tax income adjustments:			
Provision for credit losses - Day Two	-	-	14,625
Litigation related expenses	1,200	-	-
Merger-related costs, net of (gains)/losses on branch sales	(258)	9,144	13,190
Liquidation and deconversion costs on Visa credit card portfolio	629	-	-
Gains on the sale of Visa credit card and land trust portfolios	-	(923)	-
Adjusted net income before taxes	125,979	99,770	55,682
Taxes on adjusted net income	33,092	26,341	13,800
Adjusted net income (non-GAAP)	$ 92,887	$ 73,429	$ 41,882
Basic earnings per share (GAAP)	$ 2.05	$ 1.51	$ 0.66
Diluted earnings per share (GAAP)	2.02	1.49	0.65
Adjusted basic earnings per share excluding acquisition-related costs (non-GAAP)	2.08	1.65	1.39
Adjusted diluted earnings per share excluding acquisition-related costs (non-GAAP)	2.05	1.62	1.36

Adjusted net income provides for a comparative analysis of our performance excluding those one time matters, such as litigation expense related to a claim regarding prior years' overdraft fee compliance, net gains stemming from branch sales completed to eliminate duplicative geographic locations due to the West Suburban acquisition, and the Visa credit card and land trust portfolio sales were executed to exit products that were not within our strategic plan.

Net interest and dividend income increased $45.8 million, or 22.2% for 2023 compared to 2022, due primarily to loan growth and the impact of market interest rate increases on loans and securities. Average loans, including loans held-for-sale, increased $362.5 million, or 9.96%, in 2023 compared to 2022. Organic loan growth in 2023 drove increases in our leases, commercial real estate-investor, and multi-family loan portfolios. Total interest and dividend income growth in 2023, compared to 2022, resulted in a 157 basis point increase in average rates earned on interest earning assets. Average interest bearing deposits decreased $423.3 million, or 12.9%, for 2023 compared to 2022, while average deposit rates increased 44 basis points over the same period. The increase in deposit rates was primarily due to an increase in the average time deposit rates and increased rates for NOW and money markets. Average noninterest bearing deposits decreased by $190.5 million, or 9.1%, from 2022 to 2023.

We continued to reposition our balance sheet in 2023 to provide appropriate funding for loan growth, ensure adequate liquidity, reduce asset quality risk, and to decrease the rising interest rate risk on our cost of funds. In 2023, our available-for-sale securities portfolio decreased $346.5 million, compared to year-end 2022, due primarily to $205.7 million of strategic sales and $186.0 million of paydowns, maturities, and calls. These decreases in 2023 were partially offset by security purchases of $13.4 million. The unrealized mark to market adjustment on securities was an $84.2 million unrealized loss as of December 31, 2023, compared to a $123.5 million unrealized loss at December 31, 2022, due primarily to market interest rate increases. Average interest bearing liabilities increased $121.8 million, to $3.34 billion in 2023 from $3.46 billion in 2022. Total average borrowings increased $301.5 million to $492.0 million compared to $190.5 million in 2022. The increase in average borrowings was primarily due to a $343.5 million increase in other short-term borrowings due to additional FHLB advances throughout 2023 that helped to fund loan growth. During 2023, we paid off our notes payable and our senior notes, resulting in a decrease in average borrowings of $11.9 million and $22.5 million, respectively.

Management also continued to emphasize credit quality and maintained our capital ratios with continued strong liquidity. In 2023, we experienced loan growth of $173.3 million, or 4.5%, over 2022. The growth was driven primarily by originations of loans from the sponsor finance team, as well as growth in leasing, commercial real estate-investor, and multi-family loans. Asset quality levels have decreased slightly over the last few years relative to total assets, with nonperforming assets of $73.9 million, or 1.29%, of total assets for 2023, compared to $34.5 million, or 0.59% of total assets for 2022, and $47.0 million, or 0.76% of total assets, for 2021, with the total dollar increase in 2023, compared to 2022, primarily due to the increase in nonaccrual loans of $36.0 million. However, recent economic circumstances have created pressure on portions of the portfolio such as office and assisted living facility loans. We continue to take steps to control operating expenses and increase noninterest income.

As we focused on reducing noninterest expenses, exclusive of acquisition-related activity, we were also able to maintain our profitable wealth management business, and continue profitability, though to a lesser extent, with the mortgage banking business as originations and sales were negatively impacted by elevated interest rates.

For information comparing our financial condition and results of operations for the year ended December 31, 2022, to year ended December 31, 2021, see "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") on March 9, 2023.

Critical accounting estimates

Our consolidated financial statements are prepared based on the application of accounting policies in accordance with GAAP and follow general practices within the banking industry. These policies require the reliance on estimates, assumptions and judgements, which may prove inaccurate or are subject to variations. Changes in underlying factors, estimates, assumptions or judgements could have a material impact on our future financial condition and results of operations.

Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and, as such, have a greater possibility of producing results that could be materially different than originally reported. We have identified the determination of the allowance for credit losses and fair value measurements to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates. Therefore, we consider these policies, discussed below, to be critical accounting estimates and discuss them directly with the Audit Committee of our board of directors.

Significant accounting policies are presented in Note 1 of the financial statements included in this annual report. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Recent accounting pronouncements and standards that have impacted or could potentially affect us are also discussed in Note 1 of the consolidated financial statements.

Allowance for credit losses for loans

The allowance for credit losses ("ACL") for loans represents management's estimate of all expected credit losses over the expected contractual life of our loan portfolio. Determining the appropriateness of the allowance is complex and requires judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of the then-existing loan portfolio, in light of the factors then prevailing, may result in significant changes in the allowance for credit losses in those future periods.

The ACL involves critical accounting estimates because:

- changes in the provision for credit losses can materially affect our financial results;
- estimates relating to the ACL require us to project future borrower performance, including cash flows, delinquencies and charge-offs, along with, when applicable, collateral values, based on a reasonable and supportable forecast period utilizing forward-looking economic scenarios in order to estimate probability of default and loss given default;
- the ACL is influenced by factors outside of our control such as industry and business trends, geopolitical events and the effects of laws and regulations as well as economic conditions such as trends in housing prices, interest rates, GDP, inflation, energy prices and unemployment; and
- considerable judgment is required to determine whether the models used to generate the ACL produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

Because our estimates of the ACL involve judgments and are influenced by factors outside of our control, there is uncertainty inherent in these estimates. Changes in such estimates could significantly impact our ACL and provision for credit losses. See Note 1 – *Basis of Presentation and Changes in Significant Accounting Policies* in the accompanying notes to the consolidated financial statements included elsewhere in this annual report for a discussion of our ACL.

As a result of management's modeling, we recorded an ACL on loans of $44.3 million as of December 31, 2023; in addition, we recorded an ACL on unfunded commitments of $2.7 million as of December 31, 2023, included within other liabilities. We recorded provision for credit losses of $16.5 million in 2023, comprised of $18.1 million of provision for credit loss expense on loans, and a $1.6 million release of provision on unfunded commitments. In 2022, we recorded a provision for credit losses of $6.6 million, comprised of a $6.8 million provision for credit loss expense on loans, and a $200,000 release of provision for credit losses on unfunded commitments. In 2021, we recorded a provision for credit losses of $4.3 million, comprised of a $9.4 million release of provision for credit losses expense on loans, a $12.2 million Day Two non-PCD credit mark on West Suburban acquired loans, and a $1.5 million provision for credit losses on unfunded commitments. In addition, a discussion of the factors driving changes in the amount of the ACL is included in the "Allowances for Credit Losses" section below.

Fair Value Measurements

The use of fair values is required in determining the carrying values of certain assets and liabilities, as well as for specific disclosures. Fair value is an estimate of the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date and is based on the assumptions market participants would use when pricing an asset or liability.

In determining the fair value of financial instruments, market prices of the same or similar instruments are used whenever such prices are available. If observable market prices are unavailable or impracticable to obtain, we are required to make judgments about assumptions market participants would use in estimating the fair value of the financial instrument. Fair value is estimated using modeling techniques and incorporates assumptions about interest rates, duration, prepayment speeds, risks inherent in a particular valuation technique and the risk of nonperformance. These assumptions are inherently subjective as they require material estimates, all of which may be susceptible to significant change. See Note 17 "Fair Value Measurements" and Note 18 "Fair Values of Financial Instruments," to the consolidated financial statements which include information about the extent to which fair value is used to measure assets and liabilities, and the valuation methodologies and key inputs used for further information regarding the valuation processes.

Non-GAAP Financial Measures

This annual report contains references to financial measures that are not defined in GAAP. Such non-GAAP financial measures include the presentation of adjusted net income, net interest income and net interest income to interest earning assets on a tax equivalent ("TE") basis and our tangible common equity to tangible assets ratio. Management believes that the presentation of these non-GAAP financial measures (a) provides important supplemental information that contributes to a proper understanding of our operating performance, (b) enables a more complete understanding of factors and trends affecting our business, and (c) allows investors to evaluate our performance in a manner similar to management, the financial services industry, bank stock analysts, and bank regulators. Management uses non-GAAP measures as follows: in the preparation of our operating budgets, monthly financial performance reporting, and in our presentation to investors of our performance. However, we acknowledge that these non-GAAP financial measures have a number of limitations. Limitations associated with non-GAAP financial measures include the risk that persons might disagree as to the appropriateness of items comprising these measures and that different companies might calculate these measures differently. These disclosures should not be considered an alternative to our GAAP results. A reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures is presented below or alongside the first instance where each non-GAAP financial measure is used.

Results of operations

Net interest income

Net interest income, which is our primary source of earnings, is the difference between interest income and fees earned on interest-earning assets, such as loans and investment securities, as well as accretion income on purchased loans, and interest incurred on interest-bearing liabilities, such as deposits and borrowings. Net interest income depends upon the relative mix of interest-earning assets and interest-bearing liabilities, the ratio of interest-earning assets to total assets and of interest-bearing liabilities to total funding sources, and movements in market interest rates. Our net interest income can be significantly influenced by a variety of factors, including overall loan demand, economic conditions, credit risk, the amount of nonearning assets including nonperforming loans, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities, early withdrawal of deposits, exercise of call options on borrowings or securities, a general rise or decline in interest rates, changes in the slope of the yield-curve, and balance sheet growth or contraction. Our asset and liability committee ("ALCO") seeks to manage interest rate risk under a variety of rate environments by structuring our balance sheet and off-balance sheet positions. This process is discussed in more detail in the section entitled "Interest Rate Risk" in "Quantitative and Qualitative Disclosures about Market Risk."

Our net interest income increased $45.8 million, or 22.2%, to $251.9 million for 2023, from $206.2 million for 2022. The increase in 2023 was primarily driven by loan growth and the rising interest rate environment through much of 2023. Our net interest margin, which is net interest income divided by total interest-earning assets, was 4.64% for the year ended 2023, compared to 3.63% for the year ended 2022, an increase of 101 basis points. Our net interest margin on a taxable equivalent (TE) basis was 4.67% for the year ended 2023, compared to 3.65% for the year ended 2022, an increase of 102 basis points. Average interest earning assets decreased $255.1 million during 2023 as volume slowed and rates reflected significant growth, impacting net interest income. The increase in interest expense in 2023 compared to 2022 was due primarily to an expense increase in all interest bearing deposit categories due to rising rates, as well as higher average balances (FHLB advances) in our short-term funding throughout 2023.

Our net interest income increased $109.4 million, or 113.2%, to $206.2 million for 2022, from $96.7 million for 2021. The increase in 2022 was primarily driven by our December 1, 2021 acquisition of West Suburban, and the resultant full year of net interest income from loans and securities. Our net interest margin, which is net interest income divided by total interest-earning assets, was 3.63% for the year ended 2022, compared to 2.95% for the year ended 2021, an increase of 68 basis points. Our net interest margin on a taxable equivalent (TE) basis, was 3.65% for the year ended 2022, compared to 3.00% for the year ended 2021, an increase of 65 basis points. Average interest earning assets increased $2.41 billion during 2022 as both volume and rates reflected growth, impacting net interest income. The increase in interest expense in 2022 compared to 2021 was due primarily to subordinated debenture expense increases based on a full year of interest in 2022, NOW and money market accounts, as well as a rise in our short-term funding needs, as we utilized short-term borrowings (FHLB advances) during the second half of 2022.

Our average earning assets decreased $255.1 million, or 4.5%, to $5.43 billion in 2023, from $5.68 billion in 2022. The decrease was primarily attributable to a decrease in our securities portfolio and our interest earning deposits, partially offset by organic leases, commercial real estate and multifamily loan growth. Our average earning assets increased $2.41 billion, or 73.7%, to $5.68 billion in 2022, from $3.27 billion in 2021. The increase was primarily attributable to an increase in our securities and loan portfolios, primarily due to the West Suburban acquisition, in addition to organic commercial, lease financing, and commercial real estate loan growth.

Our average interest bearing liabilities decreased $121.8 million, or 3.5%, to $3.34 billion for 2023, from $3.46 billion in 2022, due primarily to a decrease in all deposit categories, which was partially offset by a noteworthy increase in other short-term borrowings. Interest bearing deposits decreased by $423.3 million, or 12.9%, to $2.85 billion in 2023, compared to $3.27 billion in 2022, due primarily to the decrease in all deposit categories. Our average borrowings increased $301.5 million to $492.0 million in 2023 from $190.5 million in 2022. This was mainly due to an increase of $343.5 million in average other short-term borrowings due to obtaining FHLB advances throughout the entirety of 2023. Partially offsetting the increase in our average other short-term borrowings was a decrease of $7.6 million in average securities sold under repurchase agreements, a $22.5 million decrease in average senior notes as the remaining principal balance was paid off in its entirety in June 2023, and a $11.9 million decrease in average notes payable as the term loan was paid off in its entirety in February 2023.

Our average interest bearing liabilities increased $1.41 billion, or 68.4%, to $3.46 billion for 2022, from $2.06 billion in 2021, due primarily to an increase in all deposit categories. Interest bearing deposits increased by $1.41 billion, or 75.9%, to $3.27 billion in 2022, compared to $1.86 billion in 2021, due primarily to the West Suburban acquisition. Deposit growth was also driven by increases in commercial deposit accounts stemming from new commercial loans. Our average other borrowings decreased $6.1 million to $190.5 million in 2022 from $196.6 million in 2021. This was mainly due to a decrease of $25.7 million in average securities sold under repurchase agreements and a decrease of $8.5 million in average notes payable as we continued to paydown the US Bank term note, which was ultimately paid off in February 2023. Partially offsetting the decrease in our average other borrowings was an increase of $12.5 million in average other short-term borrowings due to obtaining FHLB advances during the second half of 2022.

The following table sets forth certain information relating to our average consolidated balance sheets and reflects the yield on average interest earning assets and cost of average interest bearing liabilities for the years indicated obtained by dividing the related interest by the average balance of assets or liabilities. Average balances are derived from daily balances.

Analysis of Average Balances,
Tax Equivalent Income / Expense and Rates
(Dollars in thousands - unaudited)

	Year Ended December 31,								
	2023			2022			2021		
	Average Balance	Income / Expense	Rate %	Average Balance	Income / Expense	Rate %	Average Balance	Income / Expense	Rate %
Assets									
Interest earning deposits with financial institutions	$ 49,303	$ 2,503	5.08	$ 308,845	$ 2,175	0.70	$ 493,313	$ 656	0.13
Securities:									
Taxable	1,177,860	37,940	3.22	1,537,655	31,566	2.05	522,892	8,168	1.56
Non-taxable (TE)[1]	170,018	6,746	3.97	181,496	6,692	3.69	188,951	6,464	3.42
Total securities (TE)[1]	1,347,878	44,686	3.32	1,719,151	38,258	2.23	711,843	14,632	2.06
Dividends from FHLBC and FRBC	32,351	1,920	5.93	19,051	936	4.91	10,201	456	4.47
Loans and loans held-for-sale [1,2]	4,000,269	244,317	6.11	3,637,815	176,532	4.85	2,057,594	90,793	4.41
Total interest earning assets	5,429,801	293,426	5.40	5,684,862	217,901	3.83	3,272,951	106,537	3.26
Cash and due from banks	56,592	-	-	52,333	-	-	30,621	-	-
Allowance for credit losses on loans	(51,880)	-	-	(45,742)	-	-	(32,183)	-	-
Other noninterest bearing assets	385,660	-	-	379,767	-	-	211,711	-	-
Total assets	$ 5,820,173			$ 6,071,220			$ 3,483,100		
Liabilities and Stockholders' Equity									
NOW accounts	$ 585,304	$ 1,591	0.27	$ 610,072	$ 564	0.09	$ 584,530	$ 380	0.07
Money market accounts	752,025	6,039	0.80	1,004,992	958	0.10	407,356	344	0.08
Savings accounts	1,052,750	1,131	0.11	1,188,771	378	0.03	502,863	237	0.05
Time deposits	458,918	6,636	1.45	468,476	1,448	0.31	365,167	1,510	0.41
Interest bearing deposits	2,848,997	15,397	0.54	3,272,311	3,348	0.10	1,859,916	2,471	0.13
Securities sold under repurchase agreements	27,518	93	0.34	35,157	40	0.11	60,895	82	0.13
Other short-term borrowings	356,014	18,774	5.27	12,534	480	3.83	-	-	-
Junior subordinated debentures	25,773	1,095	4.25	25,773	1,136	4.41	25,773	1,133	4.40
Subordinated debentures	59,340	2,185	3.68	59,255	2,185	3.69	43,820	1,610	3.67
Senior note	22,000	2,408	10.95	44,533	2,682	6.02	44,429	2,692	6.06
Notes payable and other borrowings	1,332	87	6.53	13,239	446	3.37	21,700	462	2.13
Total interest bearing liabilities	3,340,974	40,039	1.20	3,462,802	10,317	0.30	2,056,533	8,450	0.41
Noninterest bearing deposits	1,906,633	-	-	2,097,151	-	-	1,045,518	-	-
Other liabilities	54,243	-	-	44,986	-	-	49,166	-	-
Stockholders' equity	518,323	-	-	466,281	-	-	331,883	-	-
Total liabilities and stockholders' equity	$ 5,820,173			$ 6,071,220			$ 3,483,100		
Net interest income (GAAP)		$ 251,931			$ 206,156			$ 96,715	
Net interest margin (GAAP)			4.64			3.63			2.95
Net interest income (TE)[1]		$ 253,387			$ 207,584			$ 98,087	
Net interest margin (TE)[1]			4.67			3.65			3.00
Interest bearing liabilities to earning assets	61.53 %			60.91 %			62.83 %		

[1] *Tax equivalent basis is calculated using a marginal tax rate of 21% in 2023, 2022 and 2021. See the discussion entitled "Non-GAAP Financial Measures" on page 44 and the table on page 47 that provides a reconciliation of each non-GAAP measure to the most comparable GAAP equivalent.*

[2] *Interest income from loans is shown on a tax equivalent basis, which is a non-GAAP financial measure, discussed below, and includes net costs of $2.7 million for 2023, and fee income of $3.0 million for 2022 and $5.8 million for 2021. Nonaccrual loans are included in the above stated average balances.*

For purposes of discussion, net interest income and net interest income to interest earning assets have been adjusted to a non-GAAP (TE) basis to more appropriately compare returns on tax-exempt loans and securities to other earning assets. The table below provides a reconciliation of each non-GAAP (TE) measure to the GAAP equivalent:

	Effect of Tax Equivalent Adjustment		
(In thousands)	2023	2022	2021
Interest income (GAAP)	$ 291,970	$ 216,473	$ 105,165
Taxable equivalent adjustment - loans	39	23	15
Taxable equivalent adjustment - securities	1,417	1,405	1,357
Interest income (TE)	293,426	217,901	106,537
Less: interest expense (GAAP)	40,039	10,317	8,450
Net interest income (TE)	$ 253,387	$ 207,584	$ 98,087
Net interest income (GAAP)	$ 251,931	$ 206,156	$ 96,715
Average interest earning assets	$ 5,429,801	$ 5,684,862	$ 3,272,951
Net interest margin (GAAP)	4.64 %	3.63 %	2.95 %
Net interest margin (TE)	4.67 %	3.65 %	3.00 %

The following table allocates the changes in net interest income to changes in either average balances or average rates for interest earning assets and interest bearing liabilities. Interest income is measured on a tax-equivalent basis using a 21% marginal rate for all periods presented. Interest income not yet received on nonaccrual loans is reversed upon transfer to nonaccrual status; future receipt of interest income is a reduction to principal while in nonaccrual status.

Analysis of Year-to-Year Changes in Net Interest Income[1]

	2023 Compared to 2022			2022 Compared to 2021		
	Change Due to			Change Due to		
(In thousands)	Average Volume	Average Rate	Total Change	Average Volume	Average Rate	Total Change
Interest and dividend income						
Interest earning deposits	$ (51)	$ 379	$ 328	$ (145)	$ 1,664	$ 1,519
Securities:						
Taxable	(4,451)	10,825	6,374	20,138	3,260	23,398
Tax-exempt	(265)	319	54	(235)	463	228
Dividends from FHLBC and FRBC	758	226	984	431	49	480
Loans and loans held-for-sale	18,854	48,931	67,785	75,884	9,855	85,739
Total interest and dividend income	14,845	60,680	75,525	96,073	15,291	111,364
Interest expense						
NOW accounts	(22)	1,049	1,027	17	167	184
Money market accounts	(178)	5,259	5,081	564	50	614
Savings accounts	(38)	791	753	185	(44)	141
Time deposits	(29)	5,217	5,188	(577)	515	(62)
Securities sold under repurchase agreements	(7)	60	53	(31)	(11)	(42)
Other short-term borrowings	18,046	248	18,294	480	-	480
Junior subordinated debentures	-	(41)	(41)	-	3	3
Subordinated debt	-	-	-	572	3	575
Senior notes	445	(719)	(274)	6	(16)	(10)
Notes payable and other borrowings	8,190	(8,549)	(359)	32	(48)	(16)
Total interest expense	26,407	3,315	29,722	1,248	619	1,867
Net interest and dividend income	$ (11,562)	$ 57,365	$ 45,803	$ 94,825	$ 14,672	$ 109,497

[1] *The changes in net interest income are created by changes in both interest rates and volumes. In the table above, volume variances are computed using the change in volume multiplied by previous year's rate. Rate variances are computed using the change in rate multiplied by the previous year's volume. The change in interest due to both rate and volume has been allocated between factors in proportion to the relationship of absolute dollar amounts of the change in each.*

Provision for credit losses

The provision for credit losses is the expense necessary to maintain the ACL at levels appropriate to absorb our estimate of credit losses expected over the life of our loan portfolio and unfunded lending commitments.

We recorded a $16.5 million provision for credit losses in 2023, an increase of $10.0 million, from 2022. The increase in provision expense over the prior year was primarily due to loan growth of $173.3 million in 2023, and current-year net charge offs, partially offset by improved economic factors. The 2022 provision for credit losses of $6.6 million compared to $4.3 million in 2021 was primarily due to loan growth of $448.8 million in 2022, partially offset by improved economic factors.

For additional discussion of the credit provision and allowance for credit losses, see the section below "Allowance for Credit Losses" in this Item 7. Management's Discussion and Analysis of Financial Condition.

Noninterest income

(Dollars in thousands)	Noninterest Income for the Twelve Months ending December 31,			Percent Change From	
	2023	2022	2021	2023-2022	2022-2021
Wealth management	$ 9,803	$ 9,887	$ 9,408	(0.8)	5.1
Service charges on deposits	9,817	9,562	5,403	2.7	77.0
Residential mortgage banking revenue					
Secondary mortgage fees	259	332	1,044	(22.0)	(68.2)
Mortgage servicing rights mark to market (loss) gain	(1,425)	3,177	1,261	(144.9)	151.9
Mortgage servicing income	2,029	2,130	2,181	(4.7)	(2.3)
Net gain on sales of mortgage loans	1,477	2,022	9,300	(27.0)	(78.3)
Total residential mortgage banking revenue	2,340	7,661	13,786	(69.5)	(44.4)
Securities (losses) gains, net	(4,148)	(944)	232	(339.4)	(506.9)
Increase in cash surrender value of BOLI	2,120	718	1,390	195.3	(48.3)
Card related income	10,051	10,989	6,712	(8.5)	63.7
Other income	4,196	5,243	2,329	(20.0)	125.1
Total noninterest income	$ 34,179	$ 43,116	$ 39,260	(20.7)	9.8

Our total noninterest income decreased $8.9 million, or 20.7%, to $34.2 million for 2023, compared to $43.1 million for 2022. The decrease was primarily due to:

- Lower mortgage banking earnings of $5.3 million, driven by mark to market losses on mortgage servicing rights (MSRs) of $1.4 million in 2023, compared to mark to market gains on MSRs of $3.2 million recorded in 2022, primarily due to changes in market interest rates and prepayment speeds in 2023. Also contributing to the lower mortgage banking earnings in 2023 was a decrease of $545,000 on sales of mortgage loans.
- Net securities losses of $4.1 million in 2023, compared to net securities losses of $944,000 in 2022, reflecting strategic sales in 2023 given the increasing rate environment resulting in downward pressure on the bond market during the year.
- A $938,000, or 8.5%, decrease in card-related income in 2023, compared to 2022, due to decreased consumer spending.
- Other income decreased $1.0 million, or 20.0% in 2023, compared to 2022, primarily due to a $743,000 gain on a Visa credit card portfolio sale and a $180,000 gain on the sale of a land trust portfolio, both recorded in the third quarter of 2022.

Partially offsetting these decreases was an increase in service charges on deposits of $255,000 and a $1.4 million increase in the cash surrender value of BOLI. We had no BOLI death benefit proceeds in 2023 or 2022.

Our total noninterest income increased $3.9 million, or 9.8%, to $43.1 million for 2022, compared to $39.3 million for 2021. This increase was due to growth in wealth management of $479,000, service charges on deposits of $4.2 million, mark to market gains on MSRs of $1.9 million, card related income of $4.3 million, and other income of $2.9 million. Partially offsetting these increases were reductions in secondary mortgage fees of $712,000, or 68.2%, in 2022 compared to 2021, as well as a reduction in the net gain on sales of mortgage loans of $7.3 million, or 78.3%, over the same period, each due to a reduction in secondary market mortgage loan origination volumes in 2022 due to the rising rate environment. Finally, net securities losses of $944,000 were recorded in 2022, compared to $232,000 of net securities gains in 2021, reflecting strategic security sales in 2022 given the increasing rate environment resulting in downward pressure on the bond market during the year. We had no BOLI death benefit proceeds in 2022 or 2021.

Noninterest expense

(Dollars in thousands)	Noninterest Expense for the Twelve Months ending December 31,			Percent Change From	
	2023	**2022**	**2021**	**2023-2022**	**2022-2021**
Salaries	$ 66,414	$ 64,572	$ 42,444	2.9	52.1
Officers incentive	8,447	8,538	5,352	(1.1)	59.5
Benefits and other	13,705	13,463	9,895	1.8	36.1
Total salaries and employee benefits	88,566	86,573	57,691	2.3	50.1
Occupancy, furniture and equipment	14,437	14,992	13,548	(3.7)	10.7
Computer and data processing	7,277	15,795	7,936	(53.9)	99.0
FDIC insurance	2,705	2,401	975	12.7	146.3
Net teller & bill paying	2,115	3,730	874	(43.3)	326.8
General bank insurance	1,212	1,221	1,214	(0.7)	0.6
Amortization of core deposit intangible	2,461	2,626	644	(6.3)	307.8
Advertising expense	721	589	343	22.4	71.7
Card related expense	5,123	4,348	2,538	17.8	71.3
Legal fees	927	873	1,096	6.2	(20.3)
Consulting & management fees	2,415	2,425	5,005	(0.4)	(51.5)
Other real estate owned expense, net	399	130	151	206.9	(13.9)
Other expense	16,843	15,470	11,767	8.9	31.5
Total noninterest expense	$ 145,201	$ 151,173	$ 103,782	(4.0)	45.7

Our total noninterest expense decreased by $6.0 million, or 4.0%, in 2023 compared to 2022. The decrease was primarily due to:

- A $555,000, or 3.7%, decrease in occupancy, furniture and equipment expense primarily due to equipment and maintenance costs incurred in 2022 related to the acquisition of West Suburban.
- An $8.5 million, or 53.9%, decrease in computer and data processing expense, primarily due to merger-related costs incurred related to our acquisition of West Suburban as systems conversion was performed in April 2022.
- A $1.6 million, or 43.3%, decrease in net teller & bill paying services, primarily due to costs incurred in 2022 for new payment platforms related to our acquisition of West Suburban.

Partially offsetting these decreases to noninterest expense was a $2.0 million, or 2.3%, increase in salaries and employee benefits. Our number of full-time equivalent employees was 834 as of December 31, 2023, compared to 819 as of December 31, 2022. Also partially offsetting the decrease in noninterest expense was a $304,000, or 12.7%, increase in FDIC insurance, a $132,000, or 22.4%, increase in advertising expense for updated branding, a $775,000, or 17.8%, increase in card related expense, a $269,000 increase in other real estate owned expense due to six additions and nine disposals throughout 2023, and a $1.4 million increase in other expense primarily due to a $1.2 million litigation expense recorded in the fourth quarter of 2023 for a pending overdraft fee compliance claim.

Our total noninterest expense increased by $47.4 million, or 45.7%, in 2022 compared to 2021. The increase was comprised of a $22.1 million increase in salaries primarily due to the West Suburban acquisition, a $3.2 million increase in officers' incentives primarily due to higher incentive accruals in 2022, and a $3.6 million increase in benefits and other expense primarily due to increases stemming from additional employees from our acquisition of West Suburban. In addition, occupancy, furniture and equipment expense increased $1.4 million due to the acquisition of West Suburban related assets. Computer and data processing expense increased $7.9 million, FDIC insurance increased $1.4 million, net teller & bill paying increased $2.9 million, card related expense increased $1.8 million and other expense increased $3.7 million, all due to merger-related costs incurred and increased activity related to our acquisition of West Suburban. Partially offsetting these increases to noninterest expense was a $223,000, or 20.3%, reduction in legal fees and a $2.6 million, or 51.5% reduction in consulting & management fees as the majority of legal and consulting fees were captured during the acquisition of West Suburban in December 2021.

Reconciliation of Adjusted Efficiency Ratio Non-GAAP Financial Measures

	GAAP Year Ended			Non-GAAP Year Ended		
Efficiency Ratio / Adjusted Efficiency Ratio [(1)] **(Dollars in thousands)**	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2023	December 31, 2022	December 31, 2021
Noninterest expense	$ 145,201	$ 151,173	103,782	$ 145,201	$ 151,173	103,782
Less amortization of core deposit intangible	2,461	2,626	644	2,461	2,626	644
Less other real estate expense, net	399	130	151	399	130	151
Less litigation related expense	N/A	N/A	N/A	1,200	-	-
Less acquisition related costs, net of (gains)/losses on branch sales	N/A	N/A	N/A	(258)	9,143	13,190
Less liquidation and deconversion costs on Visa credit card portfolio	N/A	N/A	N/A	629	-	-
Noninterest expense less adjustments	$ 142,341	$ 148,417	$ 102,987	$ 140,770	$ 139,274	89,797
Net interest income	$ 251,931	$ 206,156	96,715	$ 251,931	$ 206,156	96,715
Taxable-equivalent adjustment:						
Loans	N/A	N/A	N/A	39	23	15
Securities	N/A	N/A	N/A	1,417	1,405	1,357
Net interest income including adjustments	251,931	206,156	96,715	253,387	207,584	98,087
Noninterest income	34,179	43,116	39,260	34,179	43,116	39,260
Less securities (losses) gains, net	(4,148)	(944)	232	(4,148)	(944)	232
Less MSRs mark to market (losses) gains	(1,425)	3,177	1,261	(1,425)	3,177	1,261
Less gain on Visa credit card portfolio sale	N/A	N/A	N/A	-	743	-
Less gain on sale of land trust portfolio	N/A	N/A	N/A	-	180	-
Taxable-equivalent adjustment:						
Change in cash surrender value of BOLI	N/A	N/A	N/A	564	191	370
Noninterest income (excluding) / including adjustments	39,752	40,883	37,767	40,316	40,151	38,137
Net interest income including adjustments plus noninterest income (excluding) / including adjustments	$ 291,683	$ 247,039	134,482	$ 293,703	$ 247,735	136,224
Efficiency ratio / Adjusted efficiency ratio	48.80 %	60.08 %	76.58 %	47.93 %	56.22 %	65.92 %

[1] *See discussion entitled "Non-GAAP Financial Measures" on page 44.*

Income taxes

Our provision for income taxes includes both federal and state income tax expense (benefit). An analysis of the provision for income taxes for the three years ended December 31, 2023, is detailed in Note 11 of the consolidated financial statements and our income tax accounting policies are described in Note 1 to the consolidated financial statements.

Our income tax expense totaled $32.7 million for December 31, 2023 compared to an income tax expense of $24.1 million in 2022 and $7.8 million for 2021. The increase in income tax expense in 2023, compared to 2022, is commensurate with the growth in our pretax income. Income tax expense reflected all relevant statutory tax rates and GAAP accounting. Our effective tax rate was 26.3% for 2023, 26.4% for 2022, and 28.1% for 2021. Any changes in tax rates will be recorded in the period enacted.

The determination of whether we will be able to realize our deferred tax assets is highly subjective and dependent upon judgment concerning management's evaluation of both positive and negative evidence, including forecasts of future income, available tax planning strategies, and assessments of both current and future economic and business conditions. Management considered both positive and negative evidence regarding our ability to ultimately realize the deferred tax assets, which is largely dependent on our ability to derive benefits based on future taxable income. For all periods presented, management determined that the realization of the deferred tax asset was "more likely than not" as required by GAAP.

Financial condition

General

Our total assets were $5.72 billion at December 31, 2023, a decrease of $165.5 million, or 2.8%, from December 31, 2022. Our total cash and cash equivalents decreased $15.0 million, driven by a decrease in interest earning deposits with financial institutions, primarily to fund loan growth and pay off rising rate debt.

Our loans increased by $173.3 million, or 4.5%, to $4.04 billion for the year ended December 31, 2023, compared to 2022. This increase is primarily due to organic loan growth in 2023, driven by originations of loans from the sponsor finance team, as well as growth in leasing, commercial real estate-investor, and multi-family loans.

Our total securities decreased by $346.5 million, or 22.5%, for the year ended December 31, 2023, compared to 2022, primarily due to the $205.7 million of strategic sales, and $186.0 million of paydowns, maturities, and calls. These decreases in 2023 were partially offset by purchases of $13.4 million of securities as well as the $39.3 million reduction of unrealized losses recorded in 2023. We recorded pretax net security losses of $4.1 million in 2023.

Our total liabilities were $5.15 billion at December 31, 2023, a decrease of $281.7 million, or 5.2%, from December 31, 2022. Total deposits decreased by $540.0 million, or 10.6%, to $4.57 billion for the year ended December 31, 2023, compared to $5.11 billion for the year ended December 31, 2022, primarily due to customer usage of funds. Management continued to fund new lending with short term borrowings from the Federal Home Loan Bank of Chicago (the "FHLBC"). In February of 2023, we paid off the remaining balance of $9.0 million on the original $20.0 million term note issued in 2020. In June 2023, we redeemed all of the $45.0 million senior note, net of deferred issuance costs.

At December 31, 2023, total stockholders' equity was $577.3 million, compared to $461.1 million at December 31, 2022. The increase in stockholders' equity primarily stems from net income of $91.7 million recorded in 2023 as well as the decrease in unrealized losses in the available for sale securities portfolio.

Investments

As shown below, we had moderate changes in the overall composition of our securities portfolio in 2023 versus 2022. The overall composition of our securities portfolio was largely consistent in 2022 versus 2021.

Securities Available-for-Sale Portfolio

(Dollars in thousands)	2023 Amortized Cost	Fair Value	% of Total	2022 Amortized Cost	Fair Value	% of Total	2021 Amortized Cost	Fair Value	% of Total
U.S. Treasury	$ 174,602	$ 169,574	14.2	$ 224,054	$ 212,129	13.8	$ 202,251	$ 202,339	11.9
U.S. government agencies	60,011	56,959	4.8	61,178	56,048	3.6	62,587	61,888	3.7
U.S. government agency mortgage-backed	118,492	106,370	8.9	140,588	124,990	8.1	172,016	172,302	10.2
States and political subdivisions	238,440	229,335	19.2	239,999	226,128	14.7	241,937	257,609	15.2
Corporate bonds	-	-	0.0	10,000	9,622	0.6	10,000	9,887	0.6
Collateralized mortgage obligations	442,987	392,544	32.9	596,336	533,768	34.7	673,238	672,967	39.7
Asset-backed securities	69,248	66,166	5.5	210,388	201,928	13.1	236,293	236,877	14.0
Collateralized loan obligations	173,201	171,881	14.5	180,276	174,746	11.4	79,838	79,763	4.7
Total securities available-for-sale	$ 1,276,981	$ 1,192,829	100.0	$ 1,662,819	$ 1,539,359	100.0	$ 1,678,160	$ 1,693,632	100.0

Our investment portfolio serves as both an important source of liquidity and as a source of income. Accordingly, the size and composition of the portfolio reflects our liquidity needs, loan demand and interest income objectives. We will adjust the size and composition of the portfolio from time to time. While a significant portion of the portfolio consists of readily marketable securities to address future liquidity needs, other parts of the portfolio may reflect funds invested pending future loan demand or to maximize interest income without undue interest rate risk.

Our total securities portfolio as of December 31, 2023 reflected a net decrease of $346.5 million, or 22.5%, from December 31, 2022. During 2023, we predominantly executed security sales to rebalance the portfolio to better align with our investment strategy and overall liquidity needs. Of the total $391.8 million recorded in security sales, call, maturities and pay-downs in 2023, $50.0 million were related to US Treasury, $20.7 million were related to U.S. government agency mortgage-backed securities, $159.2 million were related to collateralized mortgage obligations, and $139.7 million were related to asset-backed securities. Net securities losses of $4.1 million were realized in 2023 related to sales and calls during the year.

Some of our holdings of U.S. government agency mortgage-backed securities ("MBS") and collateralized mortgage obligations ("CMOs") are issuances of government-sponsored enterprises, such as Fannie Mae and Freddie Mac, which are not backed by the full faith and credit of the U.S. government. Some holdings of MBS and CMOs are issued by Ginnie Mae, which do carry the full faith and credit of the U.S. government. We also hold some MBS and CMOs that were not issued by U.S. government agencies and are typically credit-enhanced via over-collateralization and/or subordination. Holdings of ABS also includes securities backed by student loans issued under the U.S. Department of Education's ("DOE") FFEL program, which generally provides a minimum 97% U.S. DOE guarantee of principal. These ABS securities also have added credit enhancement through over-collateralization and/or subordination. The majority of holdings issued by states and political subdivisions are general obligation or revenue bonds that have S&P or Moody's ratings of AA- or higher. Other state and political subdivision issuances are unrated and generally consist of smaller investment amounts that involve issuers in our markets. The credit quality of these issuers is monitored and none have been identified as posing a material risk of loss. We also hold collateralized loan obligation ("CLOs") securities that are generally backed by a pool of debt issued by multiple middle-sized and large businesses. Our CLO S&P or Moody's ratings distribution consists of 100% rated AAA or AA. CLO credit enhancement is achieved through over-collateralization and/or subordination.

The following table presents the expected maturities or call dates and weighted average yield (nontax equivalent) of securities by major category as of December 31, 2023. Weighted average yield is based on amortized costs and not calculated on a tax equivalent basis. Securities not due at a single maturity date are shown only in the total column.

Securities Portfolio Maturity and Yields

(Dollars in thousands)	Within One Year Amount	Yield	After One But Through Five Years Amount	Yield	After Five But Through Ten Years Amount	Yield	After Ten Years Amount	Yield	Total Amount	Yield
Securities available-for-sale										
U.S. Treasury	$ 122,043	1.04 %	$ 47,531	1.04 %	$ -	- %	$ -	- %	$ 169,574	1.04 %
U.S. government agencies	19,590	1.00	34,892	0.90	2,477	6.42	-	-	56,959	1.17
States and political subdivisions	5,095	1.80	12,149	3.98	52,528	2.76	159,563	3.11	229,335	3.04
	146,728	1.06	94,572	1.36	55,005	2.92	159,563	3.11	455,868	2.07
Mortgage-backed securities and collateralized mortgage obligations	-	-	-	-	-	-	-	-	498,914	2.42
Asset-backed securities	-	-	-	-	-	-	-	-	66,166	4.35
Collateralized loan obligations									171,881	7.14
Total securities available-for-sale	$ 146,728	1.06 %	$ 94,572	1.36 %	$ 55,005	2.92 %	$ 159,563	3.11 %	$ 1,192,829	3.03 %

As of December 31, 2023, net unrealized losses on available-for-sale securities totaled $84.2 million, which, after the impact of the related deferred income taxes, resulted in an overall decrease to equity capital of $60.6 million. As of December 31, 2022, net unrealized losses on available-for-sale securities totaled $123.5 million, which after the impact of the related deferred income taxes, resulted in an overall decrease to equity capital of $88.9 million.

Loans

The following table presents the composition of the loan portfolio at December 31 for the year indicated:

Loan Portfolio

(Dollars in thousands)	2023	% of Total	2022	% of Total	2021	% of Total
Commercial	$ 841,697	20.8	$ 840,964	21.7	$ 771,474	22.6
Leases	398,223	9.8	277,385	7.2	176,031	5.1
Commercial real estate – investor	1,034,424	25.6	987,635	25.5	799,928	23.4
Commercial real estate – owner occupied	796,538	19.7	854,879	22.1	731,845	21.4
Construction	165,380	4.1	180,535	4.7	206,132	6.0
Residential real estate – investor	52,595	1.3	57,353	1.5	63,399	1.9
Residential real estate – owner occupied	226,248	5.6	219,718	5.7	213,248	6.2
Multifamily	401,696	9.9	323,691	8.4	309,164	9.0
HELOC	103,237	2.6	109,202	2.8	126,290	3.7
Other [1]	22,915	0.6	18,247	0.4	23,293	0.7
Total loans	$ 4,042,953	100.0	$ 3,869,609	100.0	$ 3,420,804	100.0

[1] *The "Other" class includes consumer loans and overdrafts.*

Our total loans were $4.04 billion as of December 31, 2023, an increase of $173.3 million from $3.87 billion as of December 31, 2022. This increase was primarily due to loan growth of $120.8 million in our leases and $78.0 million in our multifamily portfolios. In addition, we experienced organic loan growth primarily in our commercial real estate – investor and residential real estate – owner occupied loan portfolios. We recorded total loan originations, excluding renewals, of $997.2 million in 2023, but we also experienced accelerated paydowns in 2023 due to higher levels of customer liquidity.

We strive to serve customers in and around our geographic locations and continue to seek opportunities in our primary lending markets; however, our markets remain very competitive for new loan business.

Management continues to emphasize loan portfolio quality, the increase of nonaccrual and classified loans is isolated to office buildings and assisted living centers, discussed in the "Asset Quality" section below. We recorded net loan charge-offs of $23.3 million in 2023, $1.6 million in 2022, and $4.4 million in 2021.

The quality of our loan portfolio is in large part a reflection of the economic health of the communities in which we operate. Our local communities have been relatively stable in the past five years. While there are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector, the real estate categories represented 68.8% and 70.6% of the portfolio at December 31, 2023 and 2022, respectively. Our lending exposure is diversified across our commercial, leasing, commercial real estate, residential real estate, construction loan, multifamily and HELOC portfolios, with total loan portfolio growth in each of the three years presented above. We had no concentration of loans exceeding 10% of total loans that were not otherwise disclosed as a category of loans at December 31, 2023. We remain committed to overseeing and managing our loan portfolio to avoid unnecessarily high credit concentrations in accordance with the general interagency guidance on risk management. Consistent with those commitments, management monitors our asset diversification and anticipates that the percentage of real estate lending in relation to the overall portfolio will decrease in the future.

The following table sets forth the remaining contractual maturities for loan categories at December 31, 2023:

Maturity and Rate Sensitivity of Loans to Changes in Interest Rate

| (In thousands) | One Year or Less | After One Year Through Five Years | | After Five Years Through 15 Years | | After 15 Years | | Total |
		Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	Fixed Rate	Floating Rate	
Commercial	$ 611,800	$ 117,791	$ 82,364	$ 27,015	$ 1,723	$ 1,004	$ -	$ 841,697
Leases	6,614	337,376	-	54,233	-	-	-	398,223
Commercial real estate – investor	301,405	483,573	67,361	179,978	2,107	-	-	1,034,424
Commercial real estate – owner occupied	335,246	301,871	128,484	23,953	6,984	-	-	796,538
Construction	141,148	10,163	13,237	526	306	-	-	165,380
Residential real estate – investor	12,099	26,482	8,260	2,931	2,037	786	-	52,595
Residential real estate – owner occupied	31,342	9,699	63,825	46,179	44,585	30,618	-	226,248
Multifamily	156,160	218,144	22,925	4,467	-	-	-	401,696
HELOC	88,061	4,051	389	7,440	-	3,296	-	103,237
Other[1]	7,925	4,398	10,346	246	-	-	-	22,915
Total	$ 1,691,800	$ 1,513,548	$ 397,191	$ 346,968	$ 57,742	$ 35,704	$ -	$ 4,042,953

[1] *The "Other" class includes consumer loans and overdrafts; column one includes demand notes.*

Asset Quality

Nonperforming loans consist of nonaccrual loans and loans 90 days or greater past due. Prior to January 1, 2023, nonperforming loans also included performing troubled debt restructured loans accruing interest. Remediation work continues in all segments. Nonperforming loans increased year over year by $35.9 million to $68.8 million at December 31, 2023, and decreased by $11.8 million to $32.9 million at December 31, 2022, compared to December 31, 2021. Nonperforming assets, which includes nonperforming loans plus other real estate owned, totaled $73.9 million as of December 31, 2023, compared to $34.5 million as of December 31, 2022. Purchased credit deteriorated loans, or PCD loans, are purchased loans that, as of the date of acquisition, we determined had experienced a more-than-insignificant deterioration in credit quality since origination. Nonperforming credit metrics increased in 2023, largely due to office buildings and senior/assisted living facilities, and management is carefully monitoring loans considered to be in a classified status. Nonperforming loans as a percent of total loans increased to 1.7% as of December 31, 2023, from 0.9% as of December 31, 2022, and 1.3% December 31, 2021. The distribution of our nonperforming loans is shown in the following table.

Risk Elements

The following table sets forth the amounts of nonperforming assets at December 31 for the years indicated:

(Dollars in thousands)	2023	2022	2021
Nonaccrual loans	$ 67,583	$ 31,602	$ 41,531
Performing troubled debt restructured loans accruing interest	N/A	49	25
Loans past due 90 days or more and still accruing interest	1,196	1,262	3,110
Total nonperforming loans	68,779	32,913	44,666
Other real estate owned	5,123	1,561	2,356
Total nonperforming assets	$ 73,902	$ 34,474	$ 47,022
Other real estate owned ("OREO") as % of nonperforming assets	6.9 %	4.5 %	5.0 %

Accrual of interest is discontinued on a loan when principal or interest is 90 days or more past due, unless the loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected in the current period is reversed against current period interest income. Interest income of approximately $1.9 million, $284,000 and $280,000 was recorded and collected during 2023, 2022 and 2021, respectively, on loans that subsequently went to nonaccrual status by year-end. Interest income, which would have been recognized during 2023, 2022 and 2021, had these loans been on an accrual basis throughout the year, was approximately $7.3 million, $2.7 million and $1.6 million, respectively.

Total past due loans, including accruing and nonaccrual loans, totaled $49.4 million at year-end 2023, a $27.2 million increase from year end 2022, resulting in the rate of past due loans to total loans increasing to 1.2% at year-end 2023 compared to 0.6% at year-end 2022, and 0.8% at year-end 2021. Refer to Note 5, "Loans and Allowance for Credit Losses on Loans", in our Consolidated Financial Statements, below, for further detail of past due loans by classification for 2023 and 2022.

Classified Assets

	Classified assets as of December 31,			Percent Change From	
(Dollars in thousands)	2023	2022	2021	2023-2022	2022-2021
Commercial	$ 8,414	$ 26,485	$ 32,712	(68.2)	(19.0)
Leases	818	1,876	3,754	(56.4)	(50.0)
Commercial real estate – investor	43,798	27,410	10,667	59.8	157.0
Commercial real estate – owner occupied	54,613	40,890	15,429	33.6	165.0
Construction	17,155	1,333	2,104	N/M	(36.6)
Residential real estate – investor	1,331	1,714	1,265	(22.3)	35.5
Residential real estate – owner occupied	3,216	3,854	5,099	(16.6)	(24.4)
Multifamily	1,775	2,954	2,278	(39.9)	29.7
HELOC	1,664	2,411	1,423	(31.0)	69.4
Other[1]	-	2	10	(100.0)	(80.0)
Total classified loans	132,784	108,929	74,741	21.9	45.7
Other real estate owned	5,123	1,561	2,356	228.2	(33.7)
Total classified assets	$ 137,907	$ 110,490	$ 77,097	24.8	43.3

N/M - *Not meaningful*

[1] *The "Other" class includes consumer loans and overdrafts.*

Classified loans include nonaccrual and all other loans considered substandard. Classified assets include both classified loans and OREO. Loans classified as substandard are inadequately protected by either the current net worth and ability to meet payment obligations of the obligor, or by the collateral pledged to secure the loan, if any. These loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and carry the distinct possibility that we will sustain some loss if deficiencies remain uncorrected.

Total classified loans increased in 2023 compared to 2022, and increased in 2022 compared to 2021. The growth in 2023 is primarily due to an increase of $16.4 million of Commercial real estate – investor loans, an increase of $13.7 million of commercial real estate – owner occupied, and an increase of $15.8 million of construction, compared to 2022. In 2023, the increases to classified commercial real estate – owner occupied and commercial real estate – investor loans were driven by downgrades to loans collateralized by office buildings and senior/assisted living facilities. The growth in classified assets in 2022 over the prior year is primarily due to an increase of $16.7 million of Commercial real estate – investor loans, and an increase of $25.5 million of Commercial real estate – owner occupied loans, compared to 2021. In 2022, the increase to Commercial real estate – owner occupied was due to increased healthcare industry loans being categorized as substandard and the increase to commercial real estate – investor was due to three unrelated large loans being categorized as substandard. Total classified assets increased in 2023 compared to both 2022 and 2021. Classified assets, which includes classified loans and OREO, was impacted by a $3.6 million net increase in our OREO portfolio in 2023 from 2022, primarily due to the addition of two large office buildings in late 2023. Our OREO portfolio decreased $795,000 in 2022 from 2021. Management monitors a metric of classified assets to the sum of Bank Tier 1 capital and the ACL, which is referred to as the "classified assets ratio." Our classified assets ratio increased to 21.66% at December 31, 2023, compared to 18.36% at December 31, 2022, from 13.79% at December 31, 2021.

Problem Loans

We utilize an internal asset classification system as a means of reporting problem and potential problem assets. At the scheduled directors loan committee meetings of the Bank, loan listings are presented, which show significant loan relationships listed as "Special Mention," "Substandard," and "Doubtful." Loans classified as Substandard include those that have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent as those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Assets that do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses that deserve management's close attention, are deemed to be Special Mention. Management defines problem loans as performing loans rated Substandard that do not meet the definition of a nonperforming loan, and those loans that have been placed on nonaccrual, which are classified as Doubtful. These problem loans carry a higher probability of default and require additional attention by management. A more detailed description of these loans can be found in Note 5 to the Consolidated Financial Statements, as listed in the credit quality indicators discussion.

Allowance for Credit Losses

At December 31, 2023, the ACL on loans totaled $44.3 million, and the ACL on unfunded commitments, included in other liabilities, totaled $2.7 million, compared to the ACL on loans of $49.5 million and ACL on unfunded commitments of $5.1 million at December 31, 2022. The decrease was primarily due to large charge offs taken in the fourth quarter of 2023, which was partially offset by improved economic conditions.

One measure of the adequacy of the ACL is the ratio of the ACL on loans to total loans. The ACL as a percentage of total loans was 1.1% as of December 31, 2023 and 1.3% as of December 31, 2022. In management's judgment, an adequate allowance for estimated losses has been established; however, there can be no assurance that losses will not exceed the estimated amounts in the future.

See Note 1 – *Summary of Significant Accounting Policies* in the accompanying notes to the consolidated financial statements in this annual report for discussion of our ACL methodology on loans.

The provision for credit losses, which includes a provision for losses on unfunded commitments, is a charge to earnings to maintain the ACL at a level consistent with management's assessment of expected losses over the expected life of the loan portfolio as well as considering changes in macroeconomic conditions.

During 2023, we recorded an $18.1 million of provision for credit losses expense on loans and a $1.6 million release of provision for credit losses on unfunded commitments. During 2022, we recorded a $6.8 million provision for credit losses expense on loans, and a $200,000 release of provision for credit losses on unfunded commitments.

Summary of Loan Loss Experience

The following table summarizes, for the years indicated, activity in the ACL, including amounts charged-off, amounts of recoveries, additions to the allowance charged to operating expense, and the ratio of net charge-offs to loans outstanding:

Analysis of Allowance for Credit Losses

(Dollars in thousands)	2023	2022	2021
Total average loans (exclusive of loans held–for–sale)	$ 3,998,937	$ 3,634,570	$ 2,051,944
Allowance at beginning of year	49,480	44,281	33,855
Charge–offs:			
Commercial	885	151	963
Leases	882	371	69
Commercial real estate – investor	11,816	1,401	2,724
Commercial real estate – owner occupied	10,691	133	1,797
Construction	-	-	-
Real estate – investor	-	-	-
Real estate – owner occupied	-	2	-
Multifamily	-	-	183
HELOC	-	-	17
Other[1]	368	402	180
Total charge–offs	24,642	2,460	5,933
Recoveries:			
Commercial	632	95	352
Leases	119	2	-
Commercial real estate – investor	77	81	78
Commercial real estate – owner occupied	29	104	235
Construction	100	-	-
Real estate – investor	30	30	291
Real estate – owner occupied	79	226	158
Multifamily	-	63	-
HELOC	105	140	234
Other[1]	169	168	141
Total recoveries	1,340	909	1,489
Net charge-offs	23,302	1,551	4,444
Day 1 PCD credit evaluation	-	-	12,075
Provision for credit losses on loans	18,086	6,750	2,795
Allowance at end of year	$ 44,264	$ 49,480	$ 44,281
Net charge-offs to total average loans	0.6 %	0.0 %	0.2 %
ACL on loans at year end to total average loans	1.1 %	1.4 %	2.2 %
Nonaccrual loans to total loans outstanding	1.7 %	0.8 %	1.2 %
Nonperforming loans to total loans outstanding	1.7 %	0.9 %	1.3 %
ACL on loans at year end to nonaccrual loans	65.5 %	156.6 %	106.6 %

[1] *The "Other" class includes consumer loans and overdrafts.*

The following table summarizes, for the years indicated, net charge-offs per loan class and the percentage of total average loans per class:

	2023	% of Total Average Loans Per Class	2022	% of Total Average Loans Per Class	2021	% of Total Average Loans Per Class
Commercial	$ 253	0.0	$ 56	0.0	$ 611	0.1
Leases	763	0.2	369	0.1	69	0.1
Commercial real estate – investor	11,739	1.1	1,320	0.1	2,646	0.6
Commercial real estate – owner occupied	10,662	1.4	29	0.0	1,562	0.4
Construction	(100)	(0.1)	-	-	-	-
Residential real estate – investor	(30)	(0.1)	(30)	(0.1)	(291)	(0.7)
Residential real estate – owner occupied	(79)	(0.0)	(224)	(0.1)	(158)	(0.1)
Multifamily	-	-	(63)	(0.0)	183	0.1
HELOC	(105)	(0.1)	(140)	(0.1)	(217)	(0.3)
Other [1]	199	0.8	234	1.6	39	0.3
Net charge–offs	$ 23,302	0.6	$ 1,551	0.0	$ 4,444	0.2

[1] *The "Other" class includes consumer loans and overdrafts.*

The provision for credit losses on loans is based upon management's estimate of future expected credit losses in the loan and lease portfolio and its evaluation of the adequacy of the ACL. Our provision for credit losses in 2023 totaled $16.5 million, compared to $6.6 million in 2022, and $4.3 million in 2021. Net charge-offs recorded in 2023 totaled $23.3 million, compared to net charge-offs of $1.6 million recorded in 2022, and net charge-offs of $4.4 million in 2021. The increase of net charge offs in 2023 was due to six large charge offs taken on our commercial real estate, primarily with office buildings and senior/assisted living facilities, in 2023. Our ACL on loans to average loans was 1.1% as of December 31, 2023, compared to 1.4% at December 31, 2022 and 2.2% at December 31, 2021.

The following table shows our allocation of the ACL by loan type at December 31 for the years indicated, and, for each category of loans, the percent of total loans represented by that category:

Allocation of the Allowance for Credit Losses

	2023		2022		2021	
(Dollars in thousands)	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
Commercial	$ 3,998	20.8	$ 11,968	21.7	$ 11,751	22.6
Leases	2,952	9.8	2,865	7.2	3,480	5.1
Commercial real estate – investor	17,105	25.6	10,674	25.5	10,795	23.4
Commercial real estate – owner occupied	12,280	19.7	15,001	22.1	4,913	21.4
Construction	1,038	4.1	1,546	4.7	3,373	6.0
Real estate – investor	669	1.3	768	1.5	760	1.9
Real estate – owner occupied	1,821	5.6	2,046	5.7	2,832	6.2
Multifamily	2,728	9.9	2,453	8.4	3,675	9.0
HELOC	1,656	2.6	1,806	2.8	2,510	3.7
Other[1]	17	0.6	353	0.4	192	0.7
Total	$ 44,264	100.0	$ 49,480	100.0	$ 44,281	100.0

[1] *The "Other" class includes consumer loans and overdrafts for each year presented.*

Allocations of the allowance may be made for specific loans, but the entire allowance is available for losses in the loan portfolio. In addition, the OCC, as part of their examination process, periodically reviews the ACL. Regulators can require management to record adjustments to the allowance level based upon their assessment of the information available to them at the time of examination. The OCC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the ACL. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that (1) institutions have effective systems and controls to identify, monitor and address asset quality problems; (2) management has analyzed all significant factors that affect the collectability of the portfolio in a reasonable manner; and (3) management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Management believes it has established an adequate estimated allowance for expected credit losses over the estimated life of our loan portfolio. Management reviews its process quarterly using an extensive and detailed loan review process, makes changes as needed, and reports those results at meetings of our Board of Directors and Audit Committee.

Although management believes the ACL is sufficient to cover expected losses over the estimated life of our loan portfolio, there can be no assurance that the allowance will prove sufficient to cover actual loan and lease losses or that regulators, in reviewing the loan portfolio, would not request us to materially adjust our ACL at the time of their examination. Continued loan growth in future periods, a decline in our current level of recoveries, or an increase in charge-offs could result in an increase in provision expense. Additionally, with the adoption of CECL, provision expense may be more volatile due to changes in CECL model assumptions of credit quality, macroeconomic factors and conditions, and loan composition, which drive the allowance for credit losses balance.

During 2023, the release of credit losses on unfunded commitments totaled $1.6 million, and the allowance for unfunded commitments totaled $2.7 million as of December 31, 2023. Management reviewed the securities portfolio for credit loss exposure, and determined that no allowance for credit losses on securities was required for 2023. See Note 4 to the Consolidated Financial Statements for more detail on the ACL for securities analysis performed.

Other Real Estate Owned

Other real estate owned ("OREO") increased to $5.1 million as of December 31, 2023, compared to $1.6 million as of December 31, 2022, reflecting a $3.6 million increase. During 2023, we transferred six OREO properties from loans with a total fair value of $5.6 million, and we sold nine properties which had a net book value of $2.8 million. Net gains on the sale of OREO properties during 2023 totaled $256,000, compared to net gains on sale of OREO properties of $163,000 in 2022 and $41,000 in 2021. The OREO valuation reserve decreased to $118,000 in 2023 compared to $856,000 in 2022.

| (Dollars in thousands) | OREO Properties by Type as of December 31, | | | Percent Change From | |
	2023	2022	2021	2023-2022	2022-2021
Single family residence	$ -	$ -	$ 645	-	(100.0)
Lots (single family and commercial)	-	1,261	1,411	(100.0)	(10.6)
Vacant land	197	300	300	(34.3)	-
Multi-family	-	-	-	-	-
Commercial property	4,926	-		-	-
Total OREO properties	$ 5,123	$ 1,561	$ 2,356	228.2	(33.7)

Other real estate assets transferred from loans are recorded at the fair value of the property when transferred, less estimated costs to sell, establishing a new cost basis. The OREO valuation reserve for the year ended 2023 was $118,000, which was 2.3% of gross OREO at year-end 2023. This compares to $856,000, or 35.4%, of gross OREO, net of participations and purchase accounting adjustments, at year-end 2022.

Deposits

Our total deposits contracted by $540.0 million, or 10.6%, to a total of $4.57 billion at year-end 2023, compared to year-end 2022, primarily due to a $216.8 million decrease in non-interest bearing demand deposits, a $190.9 million decrease in money market accounts, and a $174.3 million decrease in savings accounts, partially offset by an $86.0 million increase in certificates of deposit. Total deposits decreased by $355.5 million, or 6.5%, to a total of $5.11 billion at year-end 2022 compared to year-end 2021. We had no brokered certificates of deposit as of December 31, 2023 or December 31, 2022.

Average Balances and Interest Rates

| (Dollars in thousands) | 2023 | | 2022 | | 2021 | |
	Average Balance	Rate %	Average Balance	Rate %	Average Balance	Rate %
Noninterest bearing demand	$ 1,906,633	-	$ 2,097,151	-	$ 1,045,518	-
Interest bearing:						
NOW and money market	1,337,329	0.57	1,615,064	0.09	991,886	0.07
Savings	1,052,750	0.11	1,188,771	0.03	502,863	0.05
Time	458,918	1.45	468,476	0.31	365,167	0.41
Total deposits	$ 4,755,630		$ 5,369,462		$ 2,905,434	

The following table sets forth the amounts and maturities of time deposits of $250,000 or more at December 31 of the year indicated:

Maturities of Time Deposits of $250,000 or More

(Dollars in thousands)	2023	2022
3 months or less	$ 23,677	$ 9,433
Over 3 months through 6 months	28,607	6,274
Over 6 months through 12 months	21,558	13,965
Over 12 months	7,740	10,794
	$ 81,582	$ 40,466

The following table presents estimated insured and uninsured deposits at December 31, 2023 and December 31, 2022 by deposit type, as well as the weighted average rates for each year to date ending period:

(Dollars in thousands)	December 31, 2023				December 31, 2022			
	Total Deposits	Insured Deposits	Uninsured Deposits	Average Rate Paid	Total Deposits	Insured Deposits	Uninsured Deposits	Average Rate Paid
Noninterest bearing demand	$ 1,834,891	$ 1,137,089	$ 697,802	- %	$ 2,051,702	$ 1,327,379	$ 724,323	- %
Savings	971,334	905,163	66,171	0.11	1,145,592	1,065,153	80,439	0.03
NOW accounts	565,375	414,005	151,370	0.27	609,338	453,799	155,539	0.09
Money market accounts	671,240	473,006	198,234	0.80	862,170	588,923	273,247	0.10
Time deposits	527,906	452,000	75,906	1.45	441,921	381,980	59,941	0.31
Total	$ 4,570,746	$ 3,381,263	$ 1,189,483	0.32 %	$ 5,110,723	$ 3,817,234	$ 1,293,489	0.06 %
Collateralized public funds	$ 247,202	$ 15,211	$ 231,991		$ 262,318	$ 15,879	$ 246,439	

As of December 31, 2023, 19.5% of our uninsured deposits were secured by collateralized public funds; in addition, the Bank had ample liquidity available with unused funding capacity at correspondent banks.

Borrowings

In addition to deposits, we used other liquidity sources for our funding needs in 2023, such as repurchase agreements and other short-term borrowings with the FHLBC. Our borrowings at the FHLBC require the Bank to be a member and invest in the stock of the FHLBC, and total borrowings are generally limited to the lower of 35% of total assets or 60% of the book value of certain mortgage-backed loans. We primarily use these borrowings as a source of short-term funding. The outstanding balance of our short-term FHLBC borrowing was $405.0 million and $90.0 million as of December 31, 2023 and December 31, 2022, respectively.

In addition, we have an unused line of credit of $30.0 million available with a third-party bank, which can be used for the Company's operating needs at the holding company level. This line of credit renews every February and must be repaid within 360 days, if drawn. This line of credit has not been drawn upon since January 2019.

There were no other categories of short-term borrowings that had an average balance greater than 30% of our stockholders' equity as of December 31, 2023 or 2022.

The average junior subordinated debentures included one issuance of trust preferred securities, Old Second Capital Trust II ("Trust II"), which totals $25.0 million as of December 31, 2023 and 2022. See Note 10 to the Consolidated Financial Statements *Junior Subordinated Debentures* for further discussion of Capital Trust II. The junior subordinated debentures outstanding at December 31, 2023 consist of $25.8 million of the Trust II issuance, including both the preferred and common stock components related to this trust preferred issuance.

In the second quarter of 2021, we entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers pursuant to which we sold and issued $60.0 million in aggregate principal amount of our 3.50% Fixed-to-Floating Rate Subordinated Notes due April 15, 2031 (the "Notes"). We sold the Notes in a private offering, and the proceeds of this issuance are intended to be used for general corporate purposes, which may include, without limitation, common stock repurchases and strategic acquisitions. The Notes bear interest at a fixed annual rate of 3.50% through April 14, 2026, payable semi-annually in arrears. As of April 15, 2026 forward, the interest rate on the Notes will generally reset quarterly to a rate equal to Three-Month Term SOFR (as defined by the Note) plus 273 basis points, payable quarterly in arrears. The Notes have a stated maturity of April 15, 2031, and are redeemable, in whole or in part, on April 15, 2026, or any interest payment date thereafter, and at any time upon the occurrence of certain events. As of December 31, 2023, we had $59.4 million of subordinated debentures outstanding, net of deferred issuance costs.

In December 2016, we completed the retirement of $45.0 million of subordinated debt with the proceeds of a $45.0 million senior notes issuance and cash on hand. The senior notes matured in ten years, and terms included interest payable semiannually at 5.75% for five years. Beginning December 31, 2021, the interest became payable quarterly at three month LIBOR plus 385 basis points. On June 30, 2023, we redeemed all of the $45.0 million senior notes. As of December 31, 2023 we had no senior debt outstanding. As of December 31, 2022, we had $44.6 million of senior debt outstanding, net of deferred issuance costs.

On February 24, 2023, we paid off the remaining $9.0 million balance in notes payable and other borrowings, resulting in no balance in this line item as of December 31, 2023, compared to $9.0 million as of December 31, 2022. The balance in notes payable was related to a $20.0 million dollar term note originated with a correspondent bank in the first quarter of 2020, to facilitate the redemption of our Old Second Capital Trust I trust preferred securities and related junior subordinated debentures, completed on March 2, 2020.

Capital

As of December 31, 2023, we had total stockholders' equity of $577.3 million, an increase of $116.1 million, or 25.2%, from $461.1 million as of December 31, 2022. This increase was largely attributable to net income of $91.7 million in 2023 and the $28.3 million increase in the fair value adjustments on securities available for sale within accumulated other comprehensive income, net of tax. At December 31, 2023, accumulated other comprehensive loss, net of deferred taxes, was $62.8 million, compared to $93.1 million accumulated other comprehensive loss, net of tax, as of year-end 2022. Equity in 2023 was reduced for the payment of dividends to common stockholders, which totaled $8.9 million for the year. Our total stockholders' equity decreased in 2022, ending at $461.1 million, compared to $502.0 million at year end 2021, due primarily to the $100.0 million reduction in the fair value adjustments on securities available for sale and $1.9 million of fair value adjustments on swaps within accumulated other comprehensive loss, net of tax, offset by net income of $67.4 million. At December 31, 2022, accumulated other comprehensive loss, net of deferred taxes, was $93.1 million, compared to $8.8 million accumulated other comprehensive income, net of tax, as of year-end 2021.

We issued $25.8 million of cumulative trust preferred securities through a private placement completed by a second unconsolidated subsidiary, Trust II, in April 2007. These trust preferred securities mature in 30 years, but subject to prior regulatory approval, can now be called in whole or in part. The quarterly cash distributions on the securities were fixed at 6.77% through June 15, 2017, and converted to a floating rate at 150 basis points over the three-month LIBOR rate thereafter, which were subject to a SOFR fallback in 2023 with the cessation of LIBOR. We entered into a forward starting interest rate swap on August 18, 2015, with an effective date of June 15, 2017. This transaction had a notional amount totaling $25.8 million as of December 31, 2015, and was designated as a cash flow hedge of certain junior subordinated debentures and continues to be fully effective during the period presented. As such, no amount of ineffectiveness has been included in net income. Therefore, the aggregate fair value of the swap is recorded in other liabilities with changes in fair value recorded in other comprehensive income, net of tax. The amount included in other comprehensive income would be reclassified to current earnings should all or a portion of the hedge no longer be considered effective. We expect the hedge to remain fully effective during the remaining term of the swap. We pay the counterparty a fixed rate and receive a floating rate based on three month SOFR. Management concluded that it would be advantageous to enter into this transaction given that our trust preferred securities issued in 2007 changed from a fixed to floating rate on June 15, 2017. The cash flow hedge has a maturity date of June 15, 2037.

We are currently paying interest on the Trust II preferred securities as that interest comes due. As of December 31, 2023, and December 31, 2022, total trust preferred proceeds of $25.0 million qualified as Tier 1 regulatory capital at the bank holding company level.

In the third quarter of 2019, our Board of Directors authorized a stock repurchase program, under which we were authorized to repurchase up to approximately 1.5 million shares (or approximately 5%) of our outstanding common stock through open market purchases, trading plans established in accordance with SEC rules, privately negotiated transactions, or by other means. The stock repurchase program initially expired on September 19, 2020, but was extended through October 20, 2021 following regulatory non-objection. The actual means and timing of any repurchases, quantity of purchased shares and prices was, subject to certain limitations, at the discretion of management and depended on a number of factors, including, without limitation, market prices of our common stock, general market and economic condition, and applicable legal and regulatory requirements. These share purchases were funded by our cash on hand. No shares were repurchased in 2019, and during 2020, we repurchased 719,273 shares of our common stock at a weighted average price of $7.65 per share pursuant to our stock repurchase program. During 2021, we repurchased 766,034 shares at a weighted average share price of $12.81 per share. In total, we repurchased 1,485,307 shares of our common stock at a weighted average price of $10.31 per share under our stock repurchase program prior to its expiration on October 21, 2021.

In the fourth quarter of 2023, our Board of Directors authorized the repurchase of up to 2,234,896 shares of our common stock. We may engage in repurchases under the Repurchase Program from time to time through open market purchases, trading plans established in accordance with SEC rules, privately negotiated transactions, or by other means. The actual means and timing of any repurchases, quantity of purchased shares and prices will be, subject to certain limitations, at the discretion of management and will depend on a number of factors, including, without limitation, market prices of our common stock, general market and economic conditions, and applicable legal and regulatory requirements. Repurchases under the Repurchase Program may be initiated, discontinued, suspended or restarted at any time; provided that repurchases under the Repurchase Program after December 31, 2024 would require Federal Reserve non-objection or approval. We are not obligated to repurchase any shares under the Repurchase Program, and we did not engage in any repurchases under the Repurchase Program in 2023.

We withheld 34,858 shares for $605,000 to satisfy RSU vesting tax withholding obligations in 2023, which increased treasury stock. This increase was offset by issuance of 150,464 shares for RSU vestings, which totaled $3.7 million. The net impact was a decrease to treasury stock of 115,606 shares, totaling $3.1 million as of December 31, 2023. The net decrease in treasury stock increased stockholders' equity, and also decreased earnings per share by increasing the number of shares outstanding.

We withheld 32,524 shares for $455,000 to satisfy RSU vesting tax withholding obligations in 2022, which increased treasury stock. This increase was offset by issuance of 153,790 shares for RSU vestings, which totaled $3.1 million. The net impact was a decrease to treasury stock of 121,266 shares, totaling $2.7 million as of December 31, 2022. The net decrease in treasury stock increased stockholders' equity, and also decreased earnings per share by increasing the number of shares outstanding.

The Basel III rules, impose minimum capital requirements for bank holding companies and banks. The Basel III rules apply to all national and state banks and savings associations regardless of size and bank holding companies and savings and loan holding companies other than "small bank holding companies" which are generally holding companies with consolidated assets of less than $3 billion. Following our acquisition of West Suburban, we no longer qualify as a small bank holding company. In order to avoid restrictions on capital distributions or discretionary bonus payments to executives, a covered banking organization must maintain a "capital conservation buffer" on top of our minimum risk-based capital requirements. This buffer must consist solely of CET1, but the buffer applies to all three measurements (CET1, Tier 1 capital and total capital). The capital conservation buffer consists of an additional amount of common equity equal to 2.5% of risk-weighted assets.

The following table shows the regulatory capital ratios and the current minimum and well capitalized regulatory requirements at the dates indicated:

Risk Based Capital Ratios

	Minimum Capital Adequacy with Capital Conservation Buffer, if applicable[1]	Well Capitalized Under Prompt Corrective Action Provisions[2]	December 31, 2023	December 31, 2022	December 31, 2021
The Company					
Common equity tier 1 capital ratio	7.00 %	N/A	11.37 %	9.67 %	9.46 %
Total risk-based capital ratio	10.50 %	N/A	14.06 %	12.52 %	12.55 %
Tier 1 risk-based capital ratio	8.50 %	N/A	11.89 %	10.20 %	10.06 %
Tier 1 leverage ratio	4.00 %	N/A	10.06 %	8.14 %	7.81 %
The Bank					
Common equity tier 1 capital ratio	7.00 %	6.50 %	12.32 %	11.70 %	12.41 %
Total risk-based capital ratio	10.50 %	10.00 %	13.24 %	12.75 %	13.46 %
Tier 1 risk-based capital ratio	8.50 %	8.00 %	12.32 %	11.70 %	12.41 %
Tier 1 leverage ratio	4.00 %	5.00 %	10.41 %	9.32 %	9.58 %

[1] *Amounts are shown inclusive of a capital conservation buffer of 2.50%.*
[2] *Prompt corrective action provisions are only applicable at the Bank level.*

The Company, on a consolidated basis, exceeded the minimum capital ratios to be deemed "well capitalized" at December 31, 2023, pursuant to the capital requirements in effect at that time. All ratios conform to the regulatory calculation requirements in effect as of the date noted.

In addition to the above regulatory ratios, our common equity to total assets ratio increased from 7.83% to 10.09%, while our tangible common equity to tangible assets ratio (non-GAAP) increased from 6.28% at December 31, 2022 to 8.56% at December 31, 2023. The reduction in accumulated other comprehensive loss on available-for-sale securities in 2023 contributed to the growth in these ratios, as the numerator was increased. Management considers this non-GAAP measure a valuable performance measurement for capital analysis.

The following table provides a reconciliation of the GAAP tangible common equity to tangible assets ratio to the non-GAAP ratio for the periods indicated:

	December 31, 2023		December 31, 2022	
Tangible common equity	GAAP	Non-GAAP	GAAP	Non-GAAP
(Dollars in thousands)				
Total Equity	$ 577,281	$ 577,281	$ 461,141	$ 461,141
Less: Goodwill and intangible assets	97,695	97,695	100,156	100,156
Add: Limitation of exclusion of core deposit intangible (80%)	N/A	2,243	N/A	2,736
Adjusted goodwill and intangible assets	97,695	95,452	100,156	97,420
Tangible common equity	$ 479,586	$ 481,829	$ 360,985	$ 363,721
Tangible assets				
Total assets	$ 5,722,799	$ 5,722,799	$ 5,888,317	$ 5,888,317
Less: Adjusted goodwill and intangible assets	97,695	95,452	100,156	97,420
Tangible assets	$ 5,625,104	$ 5,627,347	$ 5,788,161	$ 5,790,897
Common equity to total assets	10.09 %	10.09 %	7.83 %	7.83 %
Tangible common equity to tangible assets	8.53 %	8.56 %	6.24 %	6.28 %

The non-GAAP intangible asset exclusion reflects the 80% core deposit limitation per Basel III guidelines within risk based capital calculations, and is useful for the Company when reviewing risk based capital ratios and equity performance metrics.

Liquidity

Liquidity is our ability to fund operations, to meet depositor withdrawals, to provide for customer's credit needs, and to meet maturing obligations and existing commitments. Our liquidity principally depends on cash flows from net operating activities, including pledging requirements, investment in, and both maturity and repayment of assets, changes in balances of deposits and borrowings, and our ability to borrow funds. In addition, the Company's liquidity depends on the Bank's ability to pay dividends, which is subject to certain regulatory requirements. See "Supervision and Regulation—Dividend Payments." We continually monitor our cash position and borrowing capacity as well as perform stress tests of contingency funding no less frequently than quarterly as part of our liquidity management process. Stress testing of liquidity for contingency funding purposes includes tests that outline scenarios for specifically identified liquidity risk events, which are then aggregated into a Bank-wide assessment of liquidity risk stress levels. The outcomes of these tests are reviewed by management monthly and our Board of Directors quarterly. Cash and cash equivalents at the end of 2023 totaled $100.1 million, compared to $115.2 million at December 31, 2022, and $752.1 million as of December 31, 2021. Additional funding sources at the end of 2023 include unused borrowing capacity available from the Federal Home Loan Bank of Chicago, Federal Reserve Bank and correspondent banks of $700.1 million and unencumbered securities available for sale of $382.6 million. The Bank possesses a strong liquidity profile in normal and stressed scenarios due to diverse funding sources, an outsized securities portfolio, and a stable core deposit base. Additional sources of funding include a $30.0 million undrawn line of credit held by the Company with a third party financial institution.

Net cash inflows from operating activities were $116.4 million during 2023, compared with inflows of $97.3 million in 2022 and inflows of $31.0 million in 2021. Proceeds from sales of loans held-for-sale, net of funds used to originate loans held-for-sale, was a source of inflows for 2023, 2022 and 2021. Interest received, net of interest paid, combined with changes in other assets and liabilities were a source of inflows for 2023 and 2022, but a source of outflows in 2021. Management of investing and financing activities, as well as market conditions, determines the level and the stability of net interest cash flows. Management's policy is to mitigate the impact of changes in market interest rates to the extent possible as part of our balance sheet management process.

Net cash inflows from investing activities were $161.6 million in 2023, compared to $432.8 million of outflows in 2022, and $132.9 million of inflows in 2021. Loan growth resulted in $197.6 million of cash outflows for 2023 and $443.9 million of cash outflows in 2022. Excluding the West Suburban acquisition, loans decreased by $122.1 million in 2021, primarily due to the forgiveness or payoff of PPP loans issued in 2020 and early 2021. In 2023, security transactions resulted in net cash inflows of $378.4 million, and proceeds from the sales of OREO assets accounted for inflows of $2.0 million. In 2022, securities transactions accounted for net inflows of $9.2 million, and proceeds from the sales of OREO assets accounted for inflows of $941,000. In 2021, securities transactions accounted for net outflows of $141.4 million, and proceeds from the sale of OREO assets accounted for inflows of $5.8 million.

Net cash outflows from financing activities in 2023 were $293.0 million, compared to $301.5 million of outflows in 2022, and $258.2 million of inflows in 2021. This was primarily due to the net outflow change in deposits of $538.8 million in 2023, $353.9 million in 2022, and the net inflow change in deposits of $235.1 million in 2021. Significant cash inflows from financing activities in 2023 included growth in other short-term borrowings of $315.0 million as we obtained overnight FHLB advances throughout 2023. Significant inflows from financing activities in 2022 included a growth in other short-term borrowings of $90.0 million. Significant inflows from financing activities in 2021 included a growth in subordinated debentures, net of issuance costs, of $59.1 million as we sold and issued $60.0 million of subordinated debentures in April 2021. Significant cash outflows from financing activities in 2023 included the $9.0 million repayment of the term note in February 2023 and the $45.0 million repayment of senior notes in June 2023.

Commitments and Off-balance sheet arrangements

Derivative contracts, which include contracts under which we either receive cash from, or pay cash to, counterparties reflecting changes in interest rates are carried at fair value on our Consolidated Balance Sheets as disclosed in Note 18 of the Notes to the Consolidated Financial Statements provided in Part II, Item 8, "Financial Statements and Supplementary Data". Because the fair value of derivative contracts changes daily as market interest rates change, the derivative assets and liabilities recorded on the balance sheet at December 31, 2023, do not necessarily represent the amounts that may ultimately be paid.

Assets under management and assets under custody are held in fiduciary or custodial capacity for clients. In accordance with GAAP, these assets are not included on our balance sheet.

Financial instruments with off-balance sheet risk address the financing needs of our clients. These instruments include commitments to extend credit as well as performance, standby and commercial letters of credit. Further discussion of these commitments is included in Note 14 – Commitments in the accompanying notes to the Consolidated Financial Statements.

The following table details the amounts and expected maturities of significant commitments to extend credit as of December 31, 2023:

(In thousands)	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Commercial secured by real estate	$ 33,226	$ 75,285	$ 56,901	$ 3,961	$ 169,373
Revolving open end residential	21,625	9,256	5,797	161,527	198,205
Other unused loan commitments, including commercial and industrial	326,066	128,670	3,138	9,813	467,687
Financial standby letters of credit (borrowers)	15,484	1,310	-	-	16,794
Performance standby letters of credit (borrowers)	13,936	315	-	-	14,251
Performance standby letters of credit (others)	67	-	-	-	67
Total	$ 410,404	$ 214,836	$ 65,836	$ 175,301	$ 866,377

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are subject to interest rate risk from changes on assets (loans and securities), liabilities (customer deposits and borrowed funds) and off balance sheet derivatives (interest rate swaps). Fluctuations in interest rates may have a material impact to fair market values of our financial instruments, cash flows, and net interest income. Like most financial institutions, we have an exposure to changes in both short-term and long-term interest rates. A financial institution's ability to effectively tune its interest rate risk profile and strategically posture its balance sheet through fluid rate cycles create peer-leading financial results.

In the fourth quarter of 2023, the Federal Reserve Board ("FRB") held interest rates unchanged, which was widely expected by market participants. The timing of rate cuts and implied Federal Funds Rate for 2024 have been volatile due to the dichotomy between market expectations and central bank views. The FRB continued to shrink its balance sheet, ending 2023 at $7.7 trillion, down from a peak of $8.7 trillion in March 2023.

We manage interest rate risk within guidelines established by asset liability policy which are intended to limit the amount of rate exposure. In practice, we seek to manage our interest rate risk exposure within our guidelines so that such exposure does not pose a material risk to our future earnings. We manage various market risks in the normal course of our operations, including credit, liquidity risk, and interest rate risk. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of our business activities and operations. In addition, since we do not hold a trading portfolio, we are not exposed to significant market risk from trading activities. Our interest rate risk exposures at December 31, 2023 and December 31, 2022 are outlined in the table below.

Our net income can be significantly influenced by a variety of external factors, including: overall economic conditions, policies and actions of regulatory authorities, the amounts of and rates at which assets and liabilities reprice, variances in prepayment of loans and securities other than those that are assumed, early withdrawal of deposits, exercise of call options on borrowings or securities, competition, a general rise or decline in interest rates, changes in the slope of the yield-curve, changes in historical relationships between indices (such as SOFR and Prime), and balance sheet growth or contraction. Our asset-liability committee seeks to manage interest rate risk under a variety of rate environments by structuring our on-balance sheet and off-balance sheet positions, which includes interest rate swap derivatives as discussed in Note 19 of our consolidated financial statements found in in our Annual Report on Form 10-K for the year ended December 31, 2023. We seek to monitor and manage interest rate risk within approved policy guidelines and limits. Asset and liability modeling and tracking is performed and presented to the asset-liability committee and the Board of Directors no less than quarterly. Such presentations discuss our current and historical interest rate risk posture, shifts in the balance sheet composition, and the impact of interest rate movements on earnings and equity. Our current balance sheet is a moderately asset sensitive profile, as our variable rate assets reprice faster than our longer duration, low beta deposit base. The market events of failed liquidity management at other banks have been discussed and reviewed by the asset-liability committee. The committee concluded that we continue to possess a strong liquidity profile and no new liquidity risks were identified. Prudently, we added new measures to assess liquidity risk and enhanced our internal reports to segment deposits by insured, uninsured, collateralized deposits, and we monitor the bank's funding sources and uses on a regular basis.

We also have a risk committee, chaired by our Chief Risk Officer, which reports no less than quarterly to senior management as well as our Board of Directors regarding compliance with risk tolerance limits, key risk factor changes, both internally and externally, due to portfolio changes as well as market conditions. Our enterprise risk management framework is governed by this committee, with input being provided by line of business managers, senior management and the Board.

We use simulation analysis to quantify the impact of various rate scenarios on our net interest income. Specific cash flows, repricing characteristics, and embedded options of the assets and liabilities held by us are incorporated into the simulation model. Earnings at risk are calculated by comparing the net interest income of a stable interest rate environment to the net interest income of a different interest rate environment in order to determine the percentage change. As of December 31, 2023, our net interest income profile remained sensitive to earnings gains (in both dollars and percentage) should market interest rates rise. However, we continue to have a less sensitive profile relative to December 31, 2022 due to the impact of interest rate swaps and sales of variable rate securities.

The following table summarizes the effect on annual income before income taxes based upon an immediate increase or decrease in interest rates of 0.5%, 1%, and 2% and no change in the slope of the yield curve.

Analysis of Net Interest Income Sensitivity
Immediate Changes in Rates

(Dollars in thousands)	(2.0)%	(1.0)%	(0.5)%	0.5 %	1.0 %	2.0 %
December 31, 2023						
Dollar change	$ (36,337)	$ (18,117)	$ (8,982)	$ 9,354	$ 18,818	$ 36,453
Percent change	(14.7)%	(7.3)%	(3.6)%	3.8 %	7.6 %	14.7 %
December 31, 2022						
Dollar change	$ (46,800)	$ (22,963)	$ (11,327)	$ 11,278	$ 22,593	$ 44,482
Percent change	(18.2)%	(8.9)%	(4.4)%	4.4 %	8.8 %	17.3 %

The amounts and assumptions used in the simulation model should not be viewed as indicative of expected actual results. Actual results will differ from simulated results due to timing, magnitude, balance sheet composition and frequency of interest rate changes as well as changes in market conditions and management strategies. The above results do not take into account any management action to mitigate potential risk.

Effects of Inflation

In management's opinion, although changes in interest rates affect our financial condition to a far greater degree than changes in the inflation rate, we monitor both. The annual U.S. inflation rate for December 2023 was 3.4%, down from 3.7% quarter-over-quarter, while Core CPI continued to ease at 3.9%. Management believes the inflation rate will continue to notch down in 2024 at a much slower rate than 2023. The downside risks of high inflation put upwards pressure on our expenses, which could impact our profits. Furthermore, higher costs of living may weaken the financial condition of our borrowers which could affect our credit profile. Inflation has declined to a comfortable level, resulting in a minimal impact of inflation to our financial results.

Item 8. Financial Statements and Supplementary Data

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2023 and 2022
(In thousands, except per share data)

	December 31, 2023	December 31, 2022
Assets		
Cash and due from banks	$ 55,534	$ 56,632
Interest earning deposits with financial institutions	44,611	58,545
Cash and cash equivalents	100,145	115,177
Securities available-for-sale, at fair value	1,192,829	1,539,359
Federal Home Loan Bank Chicago ("FHLBC") and Federal Reserve Bank Chicago ("FRBC") stock	33,355	20,530
Loans held-for-sale	1,322	491
Loans	4,042,953	3,869,609
Less: allowance for credit losses on loans	44,264	49,480
Net loans	3,998,689	3,820,129
Premises and equipment, net	79,310	72,355
Other real estate owned	5,123	1,561
Mortgage servicing rights, at fair value	10,344	11,189
Goodwill	86,478	86,478
Core deposit intangible	11,217	13,678
Bank-owned life insurance ("BOLI")	109,318	106,608
Deferred tax assets, net	31,077	44,750
Other assets	63,592	56,012
Total assets	$ 5,722,799	$ 5,888,317
Liabilities		
Deposits:		
Noninterest bearing demand	$ 1,834,891	$ 2,051,702
Interest bearing:		
Savings, NOW, and money market	2,207,949	2,617,100
Time	527,906	441,921
Total deposits	4,570,746	5,110,723
Securities sold under repurchase agreements	26,470	32,156
Other short-term borrowings	405,000	90,000
Junior subordinated debentures	25,773	25,773
Subordinated debentures	59,382	59,297
Senior notes	-	44,585
Notes payable and other borrowings	-	9,000
Other liabilities	58,147	55,642
Total liabilities	5,145,518	5,427,176
Stockholders' Equity		
Common stock	44,705	44,705
Additional paid-in capital	202,223	202,276
Retained earnings	393,311	310,512
Accumulated other comprehensive loss	(62,781)	(93,124)
Treasury stock	(177)	(3,228)
Total stockholders' equity	577,281	461,141
Total liabilities and stockholders' equity	$ 5,722,799	$ 5,888,317

	December 31, 2023 Common Stock	December 31, 2022 Common Stock
Par value	$ 1.00	$ 1.00
Shares authorized	60,000,000	60,000,000
Shares issued	44,705,150	44,705,150
Shares outstanding	44,697,917	44,582,311
Treasury shares	7,233	122,839

See accompanying notes to consolidated financial statements.


Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2023, 2022 and 2021
(In thousands, except per share data)


		Year Ended December 31,	
	2023	2022	2021
Interest and dividend income			
Loans, including fees	$ 244,187	$ 176,379	$ 90,613
Loans held-for-sale	91	130	165
Securities:			
Taxable	37,940	31,566	8,168
Tax exempt	5,329	5,287	5,107
Dividends from FHLBC and FRBC stock	1,920	936	456
Interest bearing deposits with financial institutions	2,503	2,175	656
Total interest and dividend income	291,970	216,473	105,165
Interest expense			
Savings, NOW, and money market deposits	8,761	1,900	961
Time deposits	6,636	1,448	1,510
Securities sold under repurchase agreements	93	40	82
Other short-term borrowings	18,774	480	-
Junior subordinated debentures	1,095	1,136	1,133
Subordinated debentures	2,185	2,185	1,610
Senior notes	2,408	2,682	2,692
Notes payable and other borrowings	87	446	462
Total interest expense	40,039	10,317	8,450
Net interest and dividend income	251,931	206,156	96,715
Provision for credit losses	16,501	6,550	4,326
Net interest and dividend income after provision for credit losses	235,430	199,606	92,389
Noninterest income			
Wealth management	9,803	9,887	9,408
Service charges on deposits	9,817	9,562	5,403
Secondary mortgage fees	259	332	1,044
Mortgage servicing rights mark to market (loss) gain	(1,425)	3,177	1,261
Mortgage servicing income	2,029	2,130	2,181
Net gain on sales of mortgage loans	1,477	2,022	9,300
Securities (losses) gains, net	(4,148)	(944)	232
Change in cash surrender value of BOLI	2,120	718	1,390
Card related income	10,051	10,989	6,712
Other income	4,196	5,243	2,329
Total noninterest income	34,179	43,116	39,260
Noninterest expense			
Salaries and employee benefits	88,566	86,573	57,691
Occupancy, furniture and equipment	14,437	14,992	13,548
Computer and data processing	7,277	15,795	7,936
FDIC insurance	2,705	2,401	975
Net teller & bill paying	2,115	3,730	874
General bank insurance	1,212	1,221	1,214
Amortization of core deposit intangible	2,461	2,626	644
Advertising expense	721	589	343
Card related expense	5,123	4,348	2,538
Legal fees	927	873	1,096
Consulting & management fees	2,415	2,425	5,005
Other real estate expense, net	399	130	151
Other expense	16,843	15,470	11,767
Total noninterest expense	145,201	151,173	103,782
Income before income taxes	124,408	91,549	27,867
Provision for income taxes	32,679	24,144	7,823
Net income	$ 91,729	$ 67,405	$ 20,044
Basic earnings per share	$ 2.05	$ 1.51	$ 0.66
Diluted earnings per share	2.02	1.49	0.65
Dividends declared per share	0.20	0.20	0.16

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2023, 2022 and 2021
(In thousands)

	Year Ended December 31,		
	2023	2022	2021
Net Income	$ 91,729	$ 67,405	$ 20,044
Unrealized holding gains (losses) on available-for-sale securities arising during the period	35,160	(139,876)	(8,513)
Related tax (expense) benefit	(9,889)	39,166	2,406
Holding gains (losses), after tax, on available-for-sale securities	25,271	(100,710)	(6,107)
Less: Reclassification adjustment for the net (losses) gains realized during the period			
Net realized (losses) gains	(4,148)	(944)	232
Related tax benefit (expense)	1,117	265	(65)
Net realized (losses) gains after tax	(3,031)	(679)	167
Other comprehensive income (loss) on available-for-sale securities	28,302	(100,031)	(6,274)
Changes in fair value of derivatives used for cash flow hedges	2,851	(2,579)	389
Related tax (expense) benefit	(810)	718	(109)
Other comprehensive income (loss) on cash flow hedges	2,041	(1,861)	280
Total other comprehensive income (loss)	30,343	(101,892)	(5,994)
Total comprehensive income (loss)	$ 122,072	$ (34,487)	$ 14,050

	Accumulated Unrealized Gain (Loss) on Securities Available-for -Sale	Accumulated Unrealized Gain (Loss) on Derivative Instruments	Total Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2020	$ 17,413	$ (2,651)	$ 14,762
Other comprehensive (loss) income, net of tax	(6,274)	280	(5,994)
Balance, December 31, 2021	$ 11,139	$ (2,371)	$ 8,768
Balance, December 31, 2021	$ 11,139	$ (2,371)	$ 8,768
Other comprehensive loss, net of tax	(100,031)	(1,861)	(101,892)
Balance, December 31, 2022	$ (88,892)	$ (4,232)	$ (93,124)
Balance, December 31, 2022	$ (88,892)	$ (4,232)	$ (93,124)
Other comprehensive income, net of tax	28,302	2,041	30,343
Balance, December 31, 2023	$ (60,590)	$ (2,191)	$ (62,781)

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2023, 2022 and 2021
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income	$ 91,729	$ 67,405	$ 20,044
Adjustments to reconcile net income to net cash provided by operating activities:			
Net premium / discount amortization on securities	3,317	5,217	2,932
Securities losses (gains), net	4,148	944	(232)
Provision for credit losses	16,501	6,550	4,326
Originations of loans held-for-sale	(52,091)	(76,607)	(239,175)
Proceeds from sales of loans held-for-sale	52,186	81,776	254,374
Net gains on sales of mortgage loans	(1,477)	(2,022)	(9,300)
Mortgage servicing rights mark to market loss (gain)	1,425	(3,177)	(1,261)
Net accretion of discount on loans and unfunded commitments	(3,067)	(6,339)	(1,177)
Net change in cash surrender value of BOLI	(2,120)	(718)	(1,390)
Net gains on sale of other real estate owned	(256)	(163)	(41)
Provision for other real estate owned valuation losses	269	104	79
Depreciation of fixed assets and amortization of leasehold improvements	4,485	4,085	3,152
Write-down of fixed assets	-	-	3,809
Net gains on disposal and transfer of fixed assets	(623)	(2,017)	-
Amortization of core deposit intangibles	2,461	2,626	644
Change in current income taxes receivable	(4,872)	12,048	(9,286)
Deferred tax expense	1,857	969	6,479
Change in accrued interest receivable and other assets	(5,881)	(940)	6,865
Accretion of purchase accounting adjustment on time deposits	(1,226)	(1,582)	(155)
Change in accrued interest payable and other liabilities	6,033	6,225	(11,075)
Stock based compensation	3,603	2,960	1,435
Net cash provided by operating activities	116,401	97,344	31,047
Cash flows from investing activities			
Proceeds from maturities and calls, including pay down of securities available-for-sale	186,049	279,848	138,874
Proceeds from sales of securities available-for-sale	205,738	30,981	605,846
Purchases of securities available-for-sale	(13,414)	(301,649)	(886,103)
Net purchases of FHLBC/FRBC stock	(12,825)	(7,273)	-
Net change in loans	(197,574)	(443,904)	122,102
Purchases of BOLI policies	(590)	(590)	(591)
Proceeds from sales of other real estate owned, net of participations and improvements	2,005	941	5,828
Proceeds from disposition of premises and equipment	4,542	13,346	-
Net purchases of premises and equipment	(12,376)	(4,332)	(2,033)
Cash paid for acquisition, net of cash and cash equivalents acquired	-	(146)	148,995
Net cash provided by (used in) investing activities	161,555	(432,778)	132,918
Cash flows from financing activities			
Net change in deposits	(538,751)	(353,927)	235,078
Net change in securities sold under repurchase agreements	(5,686)	(18,181)	(16,643)
Net change in other short-term borrowings	315,000	90,000	-
Issuance of subordinated debentures, net of issuance costs	-	-	59,148
Repayment of term note	(9,000)	(4,000)	(4,000)
Net change in notes payable and other borrowings, excluding term note	-	(6,056)	(315)
Repayment of senior notes	(45,000)	-	-
Dividends paid on common stock	(8,946)	(8,877)	(4,612)
Purchase of treasury stock	(605)	(455)	(10,417)
Net cash (used in) provided by financing activities	(292,988)	(301,496)	258,239
Net change in cash and cash equivalents	(15,032)	(636,930)	422,204
Cash and cash equivalents at beginning of period	115,177	752,107	329,903
Cash and cash equivalents at end of period	$ 100,145	$ 115,177	$ 752,107

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows – Continued
Years Ended December 31, 2023, 2022 and 2021

	Year Ended December 31,		
Supplemental cash flow information	**2023**	**2022**	**2021**
Income taxes paid, net	$ 35,670	$ 11,232	$ 10,592
Interest paid for deposits	14,210	3,418	2,752
Interest paid for borrowings	24,238	6,777	5,366
Non-cash transfer of loans to other real estate owned	5,580	87	196
Non-cash transfer of fixed assets to other assets	582	4,568	-

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
Years Ended December 31, 2023, 2022 and 2021
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2021	$ 34,957	$ 122,212	$ 236,579	$ 14,762	$ (101,423)	$ 307,087
Net income			20,044			20,044
Other comprehensive loss, net of tax				(5,994)		(5,994)
Dividends declared on common stock, ($0.16 per share)			(4,612)			(4,612)
Acquisitions, WSB	9,748	81,154			103,582	194,484
Vesting of restricted stock		(2,358)			2,358	-
Stock based compensation		1,435				1,435
Purchase of treasury stock from taxes withheld on stock awards					(605)	(605)
Purchase of treasury stock from stock repurchase program					(9,812)	(9,812)
Balance, December 31, 2021	$ 44,705	$ 202,443	$ 252,011	$ 8,768	$ (5,900)	$ 502,027
Balance, January 1, 2022	$ 44,705	$ 202,443	$ 252,011	$ 8,768	$ (5,900)	$ 502,027
Net income			67,405			67,405
Other comprehensive loss, net of tax				(101,892)		(101,892)
Dividends declared on common stock, ($0.20 per share)			(8,904)			(8,904)
Vesting of restricted stock		(3,127)			3,127	-
Stock based compensation		2,960				2,960
Purchase of treasury stock from taxes withheld on stock awards					(455)	(455)
Balance, December 31, 2022	$ 44,705	$ 202,276	$ 310,512	$ (93,124)	$ (3,228)	$ 461,141
Balance, January 1, 2023	$ 44,705	$ 202,276	$ 310,512	$ (93,124)	$ (3,228)	$ 461,141
Net income			91,729			91,729
Other comprehensive income, net of tax				30,343		30,343
Dividends declared on common stock, ($0.20 per share)			(8,930)			(8,930)
Vesting of restricted stock		(3,656)			3,656	-
Stock based compensation		3,603				3,603
Purchase of treasury stock from taxes withheld on stock awards					(605)	(605)
Balance, December 31, 2023	$ 44,705	$ 202,223	$ 393,311	$ (62,781)	$ (177)	$ 577,281

See accompanying notes to consolidated financial statements.

Old Second Bancorp, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

December 31, 2023, 2022 and 2021
(Table amounts in thousands, except per share data)

Note 1: Summary of Significant Accounting Policies

Nature of Operations - Old Second Bancorp, Inc. (the "Company") is a corporation organized under the laws of the State of Delaware in 1981 that serves as the bank holding company for its wholly-owned subsidiary bank, Old Second National Bank. Old Second National Bank (the "Bank") is a national banking association headquartered in Aurora, Illinois, that operates through 48 banking centers located in Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. The Bank is a full-service banking business, offering a broad range of deposit products, trust and wealth management services, and lending services, including commercial, residential and consumer loans. We also offer a full complement of electronic banking services, such as online and mobile banking and corporate cash management products.

The consolidated financial statements of the Company include the financial statements of the Bank and its wholly-owned subsidiaries, River Street Advisors, LLC, an investment advisory/management service company, Old Second Affordable Housing Fund, L.L.C., which provides down payment assistance for home ownership to qualified individuals, and Station I, LLC, which holds property acquired by the Bank through foreclosure or in the ordinary course of collecting a debt previously contracted with borrowers. The Company uses the accrual basis of accounting for financial reporting purposes. Certain amounts in prior year financial statements have been reclassified to conform to the 2023 presentation.

Use of Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") and following general practices within the banking industry requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Principles of Consolidation – The accompanying consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions. Assets held in a fiduciary or agency capacity are not assets of the Company or its subsidiaries and are not included in the consolidated financial statements.

Segment Reporting –The Company has one operating segment, which is community banking. While our management monitors the revenue streams of our various products and services, the Company's operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's operations are considered to be aggregated in one reportable segment.

Concentration of Credit Risk – Most of the Company's business activity is with customers located within Cook, DeKalb, DuPage, Kane, Kendall, LaSalle and Will counties in Illinois. These banking centers surround or are within the Chicago metropolitan area. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy in that market area since the Bank generally makes loans within this market. There are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector.

Cash and Cash Equivalents – For purposes of the Consolidated Statements of Cash Flows, management has defined cash and cash equivalents to include cash and due from banks, interest-earning deposits in other financial institutions, and other short-term investments, such as federal funds sold and securities purchased under agreements to resell. The classification of cash and cash equivalents includes those assets held in the form of cash or liquid instruments with an original maturity of 90 days or less.

Securities – All of the Company's securities are classified as available-for-sale, and are carried at fair value, with unrealized gains or losses, net of tax, recorded in stockholders' equity as a separate component of accumulated other comprehensive (loss) income.

Realized securities gains or losses, which are reported in securities (losses) gains, net, in the Consolidated Statements of Income, are recognized on a trade date basis and are determined using the specific identification method. Discounts are accreted into interest income over the estimated life of the related security and premiums are amortized into income to the earlier of the call date or estimated life of the related security using the level yield method.

The Company has made a policy election to exclude accrued interest income from the amortized cost basis of available-for-sale debt securities and report accrued interest separately in other assets in the Consolidated Balance Sheets. A debt security is placed on nonaccrual status at the time we no longer expect to receive all contractual amounts due, which is generally at 90 days past due. Accrued interest for a security placed on nonaccrual is reversed against interest income. Accordingly, we do not recognize an allowance for credit loss against accrued interest receivable.

For available-for-sale debt securities in an unrealized loss position, we first assess whether we intend to sell, or it is more likely than not that we will be required to sell the security, prior to the recovery of its amortized cost basis. If either of the above criteria is met, the security's amortized cost basis is written down to fair value through earnings. When the criteria above is not met, we evaluate whether the decline in fair value is the result of credit losses or other factors. In making this assessment, we review changes to the rating of the security by a rating agency, an increase in defaults on the underlying collateral, and the extent to which the securities are issued by the federal government or its agencies, including the amount of the guarantee issued by those agencies, among other factors. If this assessment indicates that a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded through earnings, limited to the amount that the fair value of the security is less than its amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive (loss) income, net of taxes.

Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of an available for sale debt security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Federal Home Loan Bank and Federal Reserve Bank Stock – The Company owns the stock of the Federal Home Loan Bank of Chicago ("FHLBC") and the Federal Reserve Bank of Chicago ("FRBC"). Both of these entities require the Bank to invest in their nonmarketable stock as a condition of membership. The FHLBC is a governmental sponsored entity. The Bank continues to utilize the various products and services of the FHLBC and management considers this stock to be a long-term investment. FHLBC members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLBC stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. The Company's ability to redeem the shares owned is dependent on the redemption practices of the FHLBC. The Company records dividends in income on the ex-dividend date. FRBC stock is redeemable at par, and therefore fair value equals cost.

Loans Held-for-Sale – The Bank originates residential mortgage loans, which consist of loan products eligible for sale to the secondary market. Residential mortgage loans eligible for sale in the secondary market are carried at fair market value. The fair value of loans held-for-sale is determined using quoted secondary market prices on similar loans.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans is reduced by the amount allocated to the servicing right. Gains and losses on sales of mortgage loans are based on the difference between the selling price and the carrying value of the related sold loan.

Loans – Loans held-for-investment are carried at the principal amount outstanding, net of premiums and discounts associated with acquisition date fair value adjustments on acquired loans, deferred loan fees and costs, and any direct principal charge-offs. The Company has made a policy election to exclude accrued interest from the amortized cost basis of loans and report accrued interest separately from the related loan balance in other assets in the Consolidated Balance Sheets.

Interest income on loans is accrued based on principal amounts outstanding. Loan and lease origination fees, commitment fees, and certain direct loan origination costs are deferred and amortized over the life of the related loans or commitments as a yield adjustment. Fees related to standby letters of credit, whose ultimate exercise is remote, are amortized into fee income over the estimated life of the commitment. Other related fees are recognized as fee income when earned.

Past Due and Nonaccrual Loans

Loans are considered past due or delinquent when the contractual principal or interest due in accordance with the terms of the loan agreement or any portion thereof remains unpaid after the due date of the scheduled payment. Generally, loans are placed on nonaccrual status (i) when either principal or interest payments become 90 days or more past due based on contractual terms unless the loan is sufficiently collateralized such that full repayment of both principal and interest is expected and is in the process of collection within a reasonable period or (ii) when an individual analysis of a borrower's creditworthiness indicates a credit should be placed on nonaccrual status whether or not the loan is 90 days or more past due. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Under the cash basis method, interest income is recorded when the payment is received in cash. Nonaccrual loans are returned to accrual status when the financial position of the borrower and other relevant factors indicate there is no longer doubt that the Company will collect all principal and interest due.

Purchase Credit Deteriorated (PCD) Loans

Purchased credit deteriorated loans ("PCD loans") are purchased loans, that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality since origination, as determined by the Company's assessment. An allowance for credit losses is determined using the same methodology as other loans held for investment. The initial allowance for credit losses determined on an individual loan basis from an evaluation of each specific loan and its related credit metrics. The sum of the loan's purchase price and initial allowance for credit losses becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is accreted or amortized into interest income over the life of the loan. Expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loans (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Subsequent changes to the allowance for credit losses are recorded through provision for credit losses. Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded as a provision for credit losses. If the present value of expected cash flows is greater than the carrying value, it is recognized as part of future interest income.

Non-Purchase Credit Deteriorated (Non-PCD) Loans

Non-purchased credit deteriorated loans ("non-PCD loans") are purchased loans, that, as of the date of acquisition, have not experienced a significant deterioration in credit quality since origination, as determined by the Company's assessment. An allowance for credit losses is determined using the same methodology as other loans held for investment, and no allowance is established as a Day One fair valuation allowance. The sum of the loan's purchase price becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a discount or premium, which is comprised of an interest component and a credit component, and is accreted or amortized into interest income over the life of the loan. Expected cash flows in excess of the amount paid are recorded as interest income over the remaining life of the loans (accretable yield). The excess of the loan's contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

A subsequent Day Two adjustment on non-PCD loans is recorded to the allowance for credit losses immediately after acquisition, which reflects the future estimated lifetime credit losses on the non-PCD loans, recorded through the provision for credit losses. Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded as a provision for credit losses. If the present value of expected cash flows is greater than the carrying value, it is recognized as part of future interest income.

Allowance for Credit Losses ("ACL")

ACL on Loans

The ACL on loans is a valuation account that is deducted from the amortized cost basis of loans to present the net amount expected to be collected on loans. The Company's estimate of the ACL for loans reflects losses expected over the remaining contractual life of the loans. The contractual term does not consider extensions, renewals or modifications.

Determination of the ACL on loans is inherently subjective in nature since it requires significant estimates and management judgment, and includes a level of imprecision given the difficulty of identifying and assessing the factors impacting loan repayment and estimating the timing and amount of losses. While management utilizes its best judgment and information available, the ultimate adequacy of the ACL is dependent upon a variety of factors beyond the Company's direct control, including, but not limited to, the performance of the loan portfolio, consideration of current economic trends, changes in interest rates and property values, estimated losses on pools of homogeneous loans based on an analysis that uses historical loss experience for prior periods that are determined to have like characteristics with the current period such as pre-recessionary, recessionary, or recovery periods, portfolio growth and concentration risk, management and staffing changes, the interpretation of loan risk classifications by regulatory authorities and other credit market factors. While each component of the ACL on loans is determined separately, the entire balance is available for the entire loan portfolio.

The ACL methodology consists of measuring loans on a collective (pool) basis when similar risk characteristics exist. The type of credit composition and risk characteristics of each portfolio segment are as follows:

Commercial loans – Such credits typically comprise working capital loans, loans for physical asset expansion, asset acquisition loans and other commercial and industrial business loans. Loans to closely held businesses will generally be guaranteed in full or for a meaningful amount by the businesses' major owners. Commercial loans are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. Minimum standards and underwriting guidelines have been established for all commercial loan types. The Company classifies five different risk levels for this segment to assign a loss rate based on historical losses, and may utilize qualitative overlays to align historical loss experience with expectations during the forecast period.

Lease financing receivables – Lease financing receivables are subject to underwriting standards and processes similar to commercial loans. These loans are often secured by equipment or transportation assets, and are made based primarily on the historical and projected cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not behave as forecasted and collateral securing loans may fluctuate in value due to economic or individual performance factors. In accordance with accounting standards, a peer group has been identified and is used to estimate losses for this portfolio, as this segment is relatively new to the Company and more than four years of the Company's own historical loss data is not available.

Real estate - commercial loans – Real estate - commercial loans are subject to underwriting standards and processes similar to commercial and industrial loans. These are loans secured by mortgages on real estate collateral. Commercial real estate loans are viewed primarily as cash flow loans and the repayment of these loans is largely dependent on the successful operation of the property. Loan performance may be adversely affected by factors impacting the general economy or conditions specific to the real estate market, such as geographic location and/or property type. The real estate – commercial segments utilized for the ACL on loans are:

- *CRE owner occupied* – the Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver.
- *CRE investor* – the Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver. The primary difference between this segment and CRE owner occupied is within the slightly elevated historical loss rates and qualitative factors used, as the CRE investor properties are more susceptible to market conditions affecting commercial real estate performance compared to owner occupied.

Real estate - construction loans – The Company defines real estate - construction loans as loans where the loan proceeds are controlled by the Company and used exclusively for the improvement or development of real estate in which the Company holds a mortgage. Due to the inherent risk in this type of loan, they are subject to other industry specific policy guidelines outlined in the Company's Credit Risk Policy and are monitored closely. The Company's historical loss rates are utilized from the prior periods which align to the current unemployment projections for the next twelve months.

Real estate - residential loans – These are loans that are extended to purchase or refinance family residential dwellings. Residential real estate loans are considered homogenous in nature. Homes may be the primary or secondary residence of the borrower or may be investment properties of the borrower. The real estate – residential segments utilized for the ACL on loans are:

- *Residential owner-occupied* – these loans are secured by 1-4 family residential dwellings that are primary or secondary residences and the Company holds a first lien position. The Company applies historical loss rates from periods with like characteristics as the current period, with a longer remaining life than other segments, due to the usually longer-term nature of these loans.
- *Residential investor* – these loans are secured by 1-4 family residential dwellings that are not a primary or secondary residence and the Company holds a first lien position. The Company applies historical loss rates from periods with like characteristics as the current period, with a slightly longer remaining life than other segments, but shorter duration than residential owner-occupied.
- *Multifamily* – these loans are secured by 5+ unit residential dwellings and the Company typically holds a first lien position. The Company classifies five different risk levels within this segment to assign a loss rate based on historical losses, as well as utilizing a forecasted average unemployment rate for the next twelve months as a loss driver.

Home equity lines of credit ("HELOCs") – These are lines of credit that are extended to refinance 1-4 family residential dwellings, or to finance the borrower's needs and collateralized by the borrower's residence. These lines may be fixed or variable in nature, and the home serving as collateral may also have a first lien outstanding. The Company's historical loss rates are utilized from the prior periods which align to the current unemployment projections for the next twelve months.

Consumer loans – Consumer loans include loans extended primarily for consumer and household purposes. These also include overdrafts and other items not captured by the definitions above. The primary loss factor for this segment is the unemployment rate forecast for the next twelve months.

The methodologies used for calculating the ACL on each loan segment include (i) a migration analysis for commercial, CRE owner occupied, CRE investor, and multifamily segments; (ii) a static pool analysis for construction, residential investor, residential owner occupied and the HELOC segments; and (iii) a WARM (weighted average remaining maturity) methodology is used for lease financing receivables and consumer segments. The forecast period used for each segment calculation was one year, with an immediate reversion to historical loss rates following this one year period. In addition, the Company applies qualitative adjustments to each different loan or lease segment, as described below.

The qualitative factors applied to each loan portfolio consist of the impact of other internal and external qualitative and credit market factors as assessed by management through a detailed loan review, ACL analysis and credit discussions. These internal and external qualitative and credit market factors include:

- changes in lending policies and procedures, including changes in underwriting standards and collections, charge-offs and recovery practices;
- changes in international, national, regional, and local conditions (specific factors which impact portfolios or discrepancies with national economic factors which are utilized within the economic forecast);
- changes in the experience, depth and ability of lending management;
- changes in the volume and severity of past due loans and other similar loan conditions;
- changes in the nature and volume of the loan portfolio and terms of loans;
- the existence and effect of any concentrations of credit and changes in the levels of such concentrations (this characteristic requires any portfolio exceeding 25% of capital to have a factor considered unless the pool is otherwise well diversified or holds a relatively low inherent risk);
- effects of other external factors, such as competition, legal or regulatory factors, on the level of estimated credit losses;
- changes in the quality of our loan review functions; and
- changes in the value of underlying collateral for collateral dependent loans.

The impact of the above listed internal and external qualitative and credit market risk factors is assessed within predetermined ranges to adjust the ACL totals calculated. Changes in the above factors are assessed no less than quarterly, and directly impact the total estimated credit losses recorded.

Loans that do not share risk characteristics are evaluated on an individual basis. Such loans evaluated individually are not also included in the collective evaluation. The amount of expected credit loss is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral less applicable selling costs. When management determines that foreclosure is probable, the amount of credit loss is determined using the fair value of collateral, less costs to sell.

Loans are charged off against the ACL when management believes the uncollectibility of a loan balance is confirmed, while recoveries of amounts previously charged-off are credited to the ACL. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged off. Approved releases from previously established ACL reserves authorized under our ACL methodology also reduce the ACL. Additions to the ACL are established through the provision for credit losses on loans, which is charged to expense.

The Company's ACL methodology is intended to reflect all loan portfolio risk, but management recognizes the inability to accurately depict all future credit losses in a current ACL estimate, as the impact of various factors cannot be fully known. Accrued interest receivable on loans is excluded from the amortized cost basis of financing receivables for the purpose of determining the allowance for credit losses.

ACL on Unfunded Loan Commitments

The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk by a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The ACL related to off-balance sheet credit exposures, which is within other liabilities on the Company's Consolidated Balance Sheets, is estimated at each balance sheet date under the CECL model, and is adjusted as determined necessary through the provision for credit losses on the income statement. The estimate for ACL on unfunded loan commitments includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life.

Premises and Equipment – Premises, furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation expense is determined by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the asset or the lease term including anticipated renewals. Rates of depreciation are generally based on the following useful lives: buildings, 25 to 40 years; building improvements, 3 to 15 years or longer under limited circumstances; and furniture and equipment, 3 to 10 years. Fixed Assets Held for Sale totaling $1.0 million are reported within other assets in the Consolidated Balance Sheets. Gains and losses on dispositions are included in other noninterest expense in the Consolidated Statements of Income. Maintenance and repairs are charged to operating expenses as incurred, while improvements that conform to definitions of tangible property improvements are capitalized and depreciated over the estimated remaining life.

Whenever events or changes in circumstances dictate, the Company tests its long-lived assets for impairment by determining whether the sum of the estimated undiscounted future cash flows attributable to a long-lived asset or asset group is less than the carrying value of the long-lived asset or asset group through a probability-weighted approach. In the event the carrying amount of the long-lived asset or asset group is not recoverable, an impairment loss is measured as the amount by which the carrying amount of the long-lived asset or asset group exceeds its fair value.

Other Real Estate Owned ("OREO") – Real estate assets acquired in settlement of loans are recorded at the fair value of the property when acquired, less estimated costs to sell, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Any deficiency between the net book value and fair value at the foreclosure or deed in lieu date is charged to the ACL. Any reduction in OREO carrying value within 90 days of transfer to OREO would be charged to the ACL. If the fair value of the property when acquired, less estimated costs to sell, is greater than the net book value of the loan, a gain on transfer is recorded. If a determination is made more than 90 days after the transfer to OREO that the fair value for the OREO property has declined, an OREO valuation allowance is established for the decrease between the recorded value and the updated fair value less costs to sell. Such declines are included in other noninterest expense in the Consolidated Statements of Income. A subsequent reversal of an OREO valuation adjustment can occur, but the resultant carrying value cannot exceed the cost basis established at transfer of the loan to OREO. Operating costs after acquisition are also expensed.

Mortgage Servicing Rights – The Bank is also involved in the business of servicing mortgage loans. Servicing activities include collecting principal, interest, and escrow payments from borrowers, making tax and insurance payments on behalf of the borrowers, monitoring delinquencies, executing foreclosure proceedings, and accounting for and remitting principal and interest payments to the investors. Mortgage servicing rights represent the right to a stream of cash flows and an obligation to perform specified residential mortgage servicing activities.

Mortgage loans that the Company is servicing for others aggregated to $737.2 million and $771.4 million at December 31, 2023, and 2022, respectively. Mortgage loans that the Company is servicing for others are not included in the consolidated balance sheets. Fees received in connection with servicing loans for others are recognized as earned. Loan servicing costs are charged to expense as incurred.

Servicing rights are recognized separately as assets when they are acquired through sales of loans and servicing rights are retained. Servicing rights are initially recorded at fair value with the effect recorded in net gains on sales of mortgage loans in the Consolidated Statements of Income. Fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses.

Servicing fee income, which is included in the Consolidated Statements of Income as mortgage servicing income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Under the fair value measurement method, the Company measures mortgage servicing rights at fair value at each reporting date, reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and includes these changes in mortgage servicing rights mark to market in the Consolidated Statements of Income. The fair values of mortgage servicing rights are subject to significant fluctuations as a result of interest rates, changes in estimated and actual prepayment speeds and default rates and losses.

Transfers of Financial Assets – The Company accounts for transfers and servicing of financial assets in accordance with FASB ASC 860, Transfers and Servicing. Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free from conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Transfers of a portion of a loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, and the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

The Company sells financial assets in the normal course of business, the majority of which are related to residential mortgage loan sales through established programs, and commercial loan sales through participation agreements. In accordance with accounting guidance for asset transfers, the Company considers any ongoing involvement with transferred assets in determining whether the assets can be derecognized from the balance sheet. With the exception of servicing and certain performance-based guarantees, the Company's continuing involvement with financial assets sold is minimal and generally limited to market customary representation and warranty clauses.

When the Company sells financial assets, it may retain servicing rights and/or other interests in the financial assets. The gain or loss on sale depends on the previous carrying amount of the transferred financial assets, the servicing right recognized, the consideration received, and any liabilities incurred in exchange for the transferred assets. Upon transfer, any servicing assets and other interests held by the Company are carried at the lower of cost or fair value, with the exception of mortgage servicing rights related to sales of residential mortgage loans, which are carried at fair value.

Bank-Owned Life Insurance ("BOLI") – BOLI represents life insurance policies on the lives of certain Company employees (both current and former) for which the Company is the sole owner and beneficiary. These policies are recorded as an asset on the Consolidated Balance Sheets at their cash surrender value ("CSV") or the amount that could be realized upon immediate liquidation. The change in CSV is recorded as an increase in cash surrender value of bank-owned life insurance in the Consolidated Statements of Income in noninterest income. In addition, insurance proceeds received, net of the original premium investment, are recorded as death benefit realized on bank-owned life insurance in the Consolidated Statements of Income in noninterest income.

Goodwill and Core Deposit Intangible – Goodwill is the excess of an acquisition's purchase price over the fair value of identified net assets acquired in an acquisition and is evaluated at least annually for impairment. The Company performs its annual evaluation for goodwill impairment at November 30 each year and may elect to perform a quantitative or qualitative analysis or first conduct a qualitative analysis to determine if a quantitative analysis is necessary. In addition, the Company evaluates goodwill impairment on an interim basis if events or changes in circumstances indicate the asset might be impaired. The factors reviewed by the Company when completing a qualitative analysis include, but are not limited to, macroeconomic data, industry specific data, current market conditions, and the Company's overall financial performance.

The Company performed a qualitative assessment of goodwill as of November 30, 2023 which resulted in the fair value of the Company exceeding the carrying value; therefore, it was determined goodwill was not impaired at December 31, 2023. On November 30, 2022, the Company performed a quantitative assessment of goodwill from which we concluded it was more likely than not that goodwill was not impaired as of December 31, 2022. The quantitative assessment was performed as a matter of periodic practice rather than as a response to a qualitative assessment or triggering event.

The core deposit intangible ("CDI") is being amortized on an accelerated method over a ten year estimated useful life. As of December 31, 2023, CDI totaled $11.2 million compared to $13.7 million at December 31, 2022. The total CDI amount reflects the acquisition of West Suburban in 2021 as well as ABC Bank in 2018 and the Talmer Bank branch purchase in 2016. Total CDI amortization expense of $2.5 million, $2.6 million, and $644,000 was recorded in 2023, 2022, and 2021, respectively. The expected future annual amortization expense for each of the next five years (2024-2028) is approximately $2.3 million, $2.1 million, $1.8 million, $1.6 million, and $1.3 million, respectively.

Debt Issuance Costs – Costs associated with the issuance of debt are presented in the Consolidated Balance Sheets as a direct reduction from the carrying value of that debt liability. The deferred issuance costs are amortized over the life of the related debt instrument, and included within the debt's interest expense.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Noninterest Income – The Company recognizes revenue when the performance obligations related to the transfer of goods or services are satisfied. Certain obligations are satisfied at one point in time, while other obligations may be satisfied over a period of time. Revenues are segregated based on the nature of the product or service offered. Wealth management fees, service charges on deposits and card related income are included as components of noninterest income in the Consolidated Statements of Income.

Wealth management – includes fees generated from personal, commercial and institutional clients. The Company also provides asset management services, cash management services and income tax reporting. Revenue is recognized over the period of time in which these services are performed.

Service charges on deposits – includes fees and income received by the Company for performing various services, such as deposit account maintenance fees, overdraft coverage and processing fees, stop payment charges, and other deposit account related services. Revenue is recognized based on the service agreement in place, and is recorded when the service is provided to the customer. This item is net of any service charge refunds or return charge refunds.

Card related income – includes interchange fees earned on debit cards and credit cards, ATM/ITM related fee income, and gift card related income. Annual fees and interest income on card-related products are recognized within interest income in accordance with ASC 310. The Company recognizes card related income when the cardholder's transaction with the merchant or ATM/ITM occurs, thus satisfying the performance obligation. Card related expenses, such as disbursements to the payment network, reward program costs, and other operational costs are carried within card related expense, as a component of noninterest expense, on the Consolidated Statements of Income.

Advertising Costs – All advertising costs incurred by the Company are expensed in the period in which they are incurred.

Equity Incentive Plan – Compensation cost is recognized for stock options and restricted stock awards issued to employees based upon the fair value of the awards at the date of grant. A binomial model is utilized to estimate the fair value of stock options, which utilizes assumptions for expected volatilities based on the previous five-year historical volatilities of the Company's common stock. Historical data is used to estimate option exercise rates and post-vesting termination behavior, and the risk-free interest rate for the expected term of the option is based on the Treasury yield curve in effect at the time of grant. The market price of the Company's common stock at the date of grant is used for restricted stock awards, which include restricted stock units. Compensation cost is recognized over the required service period, generally defined as the vesting period, and is net of a 5% forfeiture assumption for group grants. Upon vesting, compensation costs for the award expense is trued up based on actual forfeitures incurred. Once the award is settled, the Company would determine whether the cumulative tax deduction exceeded the cumulative compensation cost recognized in the Consolidated Statements of Income. The cumulative tax deduction would include both the deductions from the dividends and the deduction from the exercise or vesting of the award. If the tax benefit received from the cumulative deductions exceeds the tax effect of the recognized cumulative compensation cost, the excess would be recognized as a credit to income tax expense.

Income Taxes – The Company files income tax returns in the U.S. federal jurisdiction, and in the states of Illinois, Arizona, California, Florida, Indiana, Michigan, New Hampshire, Ohio, Pennsylvania, Tennessee, Texas, and Wisconsin. The provision for income taxes is based on income in the consolidated financial statements, rather than amounts reported on the Company's income tax return. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Any change in tax rates will be recorded in the period in which the law is enacted.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

As of December 31, 2023 and 2022 the Company evaluated tax positions taken for filings with the Internal Revenue Service and all state jurisdictions in which it operates. The Company believes that income tax filing positions will be sustained under examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations, or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions at December 31, 2023 and 2022. The Company is currently open to audit under the statute of limitations for Federal taxes from 2020 to 2022 and various state jurisdictions from 2018 to 2022.

Earnings Per Common Share ("EPS") – Basic EPS is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income applicable to common stockholders by the weighted-average number of common shares outstanding plus the number of additional common shares that would have been outstanding if the dilutive potential shares had been issued. The Company's potential common shares represent shares issuable under its long-term incentive compensation plans. Such common stock equivalents are computed based on the treasury stock method using the average market price for the period.

Treasury Stock – Treasury stock acquired is recorded at cost and is carried as a reduction of stockholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on the "last in, first out" inventory method. The difference between the consideration received upon issuance and the carrying value is charged or credited to additional paid-in capital.

Mortgage Banking Derivatives – As part of the ongoing residential mortgage business, the Company enters into mortgage banking derivatives such as forward contracts and interest rate lock commitments. The derivatives and loans held-for-sale are carried at fair value with the changes in fair value recorded in current earnings. The net gain or loss on mortgage banking derivatives is included in net gains on sales of loans in the Consolidated Statements of Income.

Derivative Financial Instruments – The Company occasionally enters into derivative financial instruments as part of its interest rate risk management strategies. These derivative financial instruments consist primarily of interest rate swaps. The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and whether the Company has elected to designate a derivative as a hedging relationship and apply hedge accounting. A further consideration involves a determination on whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

If it is determined that the derivative instrument is not highly effective as a hedge, hedge accounting is discontinued, and the adjustment to fair value of the derivative instrument is recorded in earnings. For a derivative used to hedge changes in cash flows associated with forecasted transactions, the gain or loss on the effective portion of the derivative is deferred and reported as a component of accumulated other comprehensive income, which is a component of stockholders' equity, until such time the hedged transaction affects earnings. For derivative instruments not accounted for as hedges, changes in fair value are recognized in noninterest income/expense. Counterparty risk with loan customers is managed through loan covenant agreements and, as such, does not have a significant impact on the fair value of the swaps. Counterparty risk with other banks is managed through bilateral collateralization agreements. Deferred gains and losses from derivatives not accounted for as hedges and that are terminated are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability.

Comprehensive Income – Comprehensive income is the total of reported earnings for all other revenues, expenses, gains, and losses that are not reported in earnings under GAAP. The Company includes the following items, net of tax, in other comprehensive income in the Consolidated Statements of Comprehensive (Loss) Income: (i) changes in unrealized gains or losses on securities available-for-sale, (ii) changes in unrealized gains or losses on securities held-to-maturity established upon transfer from securities available-for-sale and (iii) the effective portion of a derivative used to hedge cash flows.

Recent Accounting Pronouncements – The following is a summary of recent accounting pronouncements that have impacted or could potentially affect the Company:

ASU 2018-16, ASU 2020-04, ASU 2021-01, and ASU 2022-06 – In October 2018, the Financial Standards Board, or FASB, issued ASU No. 2018-16 "*Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting.*" ASU 2018-16 adds the SOFR overnight index swap rate to the list of United States (U.S.) benchmark rates eligible for hedge accounting purposes, which is the fourth rate permissible to be used as a U.S. benchmark rate. This guidance was initially effective for annual and interim periods beginning after December 15, 2018. ASU 2020-04 and ASU 2021-01 *Reference Rate Reform* (Topic 848) were issued on March 12, 2020 and January 7, 2021, respectively, and each provide further guidance on optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships due to the discontinuation of LIBOR. In addition, on March 5, 2021, the International Swaps and Derivatives Association ("ISDA") issued a statement with an "Index Cessation Event Announcement," which confirmed the extension of the cessation of LIBOR-referenced rates from December 31, 2021, to June 30, 2023, for certain rate tenors. ASU 2022-06 further defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848.

The Company formed a LIBOR transition team in 2019 and developed a project plan to assess the use of alternative indexes and to seek to ensure all financial instruments that reference LIBOR were identified, quantified, and researched for the LIBOR fallback language available or needed. The Company completed the ISDA protocol adherence for LIBOR fallback language for all commercial swaps, met with its commercial loan clients to also guide their swap fallback language adherence, and worked to revise all credit documents being issued by the Bank for new loans to ensure appropriate fallback language was included. The Bank discontinued the use of LIBOR as a reference rate for all consumer loans issued after July 31, 2021, and all commercial loans issued after December 31, 2021, with certain exceptions for those loans that were in the process of funding at the end of 2021. The Company's systems were updated to handle multiple SOFR-based indexes and the Company planned accordingly for the transition of existing LIBOR exposures as the final LIBOR cessation date was June 30, 2023. As of September 30, 2023, the Company's LIBOR transition processes were determined to be completed and alternative index rates are in place.

ASU 2022-01 – On March 28, 2022, the FASB issued ASU 2022-01 "Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method." The goal of this new hedging standard is to better align the economic results of risk management activities with hedge accounting, by allowing multiple layers of a single closed portfolio to be hedged, as compared to the single-layer, or last of layer method, allowed with the adoption of ASU 2017-12. ASU 2022-01 is effective for public business entities for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, and was adopted by the Company as of January 1, 2023. There was no material impact from the adoption of this pronouncement on the financial statements of the Company.

ASU 2022-02 – On March 31, 2022, the FASB issued ASU 2022-02 "Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures." The amendments eliminate certain troubled debt restructuring ("TDR") recognition and measurement guidance previously in effect, and consideration of the TDRs similar to other modified loans under CECL is now required. ASU 2022-02 also requires enhancements to vintage loan disclosures, requiring detail be provided on current-period gross write-offs and disclosure of the amortized cost basis of financing receivables by credit quality indicators and by loan portfolio class of the gross charge-off based on year of origination. ASU 2022-02 was effective for fiscal years beginning after December 15, 2022, including interim periods within those years, and was adopted prospectively by the Company as of January 1, 2023. There was no material impact from the adoption of this pronouncement on the financial statements of the Company.

ASU 2023-06 – On October 9, 2023, the FASB issued ASU 2023-06 "*Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*". The amendments in this Update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to, or technical corrections of, the current requirements. Each amendment in the ASU will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. The amendments in this ASU are not expected to have a material impact on the financial statements of the Company.

ASU 2023-09 – On December 14, 2023, the FASB issued ASU 2023-09 "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*". The amendments require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income [or loss] by the applicable statutory income tax rate). The amendments require that all entities disclose on an annual basis the following information about income taxes paid: (1) The amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes, (2) The amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The amendments also require that all entities disclose the following information: (1) Income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign, (2) Income tax expense (or benefit) from continuing operations disaggregated by federal (national), state, and foreign. The ASU is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments should be applied on a prospective basis. Retrospective application is permitted. The Company will adopt for the reporting period beginning January 1, 2025, and does not expect the amendments to have a material impact to the financial statements of the Company.

Subsequent Events

On January 16, 2024, the Company's Board of Directors declared a cash dividend of $0.05 per share payable on February 5, 2024, to stockholders of record as of January 26, 2024.

Note 2: Acquisition

On December 1, 2021, the Company completed its acquisition of West Suburban Bancorp, Inc. ("West Suburban"), a bank holding company, and its wholly owned subsidiary, West Suburban Bank, based in Lombard, Illinois, with operations throughout our existing market footprint. This acquisition brought increased scale and new markets to the Company, and provided new product offerings and line of business opportunities. At closing, the Company acquired $2.94 billion of assets, $1.50 billion of loans, $1.07 billion of securities, and $2.69 billion of deposits, net of fair value adjustments. Under the terms of the merger agreement, each outstanding share of West Suburban common stock was exchanged for 42.413 shares of Company common stock, plus $271.15 of cash. This resulted in merger consideration of $295.2 million, based on the closing price of the Company's common stock on the date of acquisition, which consisted of 15.7 million shares of the Company's common stock and $100.7 million of cash. Upon closing of the acquisition, goodwill of $67.7 million associated with the acquisition was recorded by the Company, which was the result of expected synergies, operational efficiencies and other factors.

The acquisition of West Suburban has been accounted for as a business combination. We recorded the estimate of fair value based on initial valuations available at December 1, 2021. Estimated fair values which are subject to adjustment for up to one year after December 1, 2021 were considered final as of September 30, 2022. Adjustments and reclasses between deferred tax assets and current taxes receivable, which is reported within other assets, were identified during the quarter ended September 30, 2022 based on further analysis after West Suburban Bank tax filings were made. Deferred tax assets increased $3.7 million, which was offset by a decrease in current taxes receivable of $3.9 million, which resulted in an increase to goodwill of $146,000. None of the $67.9 million of goodwill recorded is expected to be deductible for income tax purposes.

The following table provides the purchase price allocation as of the December 1, 2021 merger date of the Company and West Suburban and the assets acquired and liabilities assumed at their estimated fair values as of that date, as recorded by the Company.

West Suburban Acquisition Summary
As of Date of Acquisition

	December 1, 2021
Assets	
Cash and due from banks	$ 16,794
Interest bearing deposits with financial institutions	232,880
Securities available-for-sale and held-to maturity, at fair value	1,067,517
FHLBC stock	3,340
Loans, net of allowance for credit losses Day One PCD loan adjustment	1,500,974
Premises and equipment	47,456
Other real estate owned	5,552
Core deposit intangible	14,772
Deferred tax assets	5,819
Other assets	48,838
Total assets	$ 2,943,942
Liabilities	
Noninterest bearing demand	$ 1,070,980
Savings, NOW and money market	1,408,051
Time	215,205
Total deposits	2,694,236
Reserve for unfunded commitments	1,787
Other liabilities	20,629
Total liabilities	2,716,652
Cash consideration paid	100,679
Stock issued for acquisition	194,484
Total Liabilities Assumed and Cash and Stock Consideration Paid for Acquisition	$ 3,011,815
Goodwill	$ 67,873

Expenses related to the West Suburban acquisition totaled $9.1 million and $13.2 million during the year ended December 31, 2022 and 2021, respectively, and are reported within noninterest expense based on the line items impacted, which are primarily salaries and employee benefits, occupancy, furniture and equipment, computer and data processing, legal fees, and other expense in the Consolidated Statements of Income.

Purchased loans and leases that reflect a more-than-insignificant deterioration of credit from origination are considered PCD. For PCD loans and leases, the initial estimate of expected credit losses is recognized in the ACL on the date of acquisition using the same methodology as other loans and leases held-for-investment. The following table provides a summary of loans and leases purchased as part of the West Suburban acquisition which were individually evaluated and determined to have credit deterioration at acquisition.

West Suburban Acquired PCD Loans	As of December 1, 2021
Par value of acquired loans	$ 108,241
Allowance for credit losses	(12,075)
Non-credit discount	(1,723)
Purchase price of PCD loans at acquisition	$ 94,443

The following table presents the carrying amount of all acquired loans as of December 31, 2023 and December 31, 2022, including loans that, as of the acquisition date, had not experienced a more-than-insignificant deterioration in credit quality since origination ("non-PCD loans"):

Acquired Loan Detail	As of December 31, 2023			As of December 31, 2022		
	PCD	Non-PCD	Total	PCD	Non-PCD	Total
West Suburban acquired loans	$ 54,123	$ 822,078	$ 876,201	$ 75,396	$ 1,059,363	$ 1,134,759
ABC Bank acquired loans	1,602	21,556	23,158	1,786	31,895	33,681
Talmer Bank acquired loans	-	12,193	12,193	-	15,693	15,693
Total acquired loans net book value	$ 55,725	$ 855,827	$ 911,552	$ 77,182	$ 1,106,951	$ 1,184,133
Accretion recorded on acquired loans year to date	$ 668	$ 1,684	$ 2,352	$ 848	$ 4,726	$ 5,574
Accretion recorded on acquired unfunded commitments year to date			$ 819			$ 893

The Company's operating results for the year ended December 31, 2021 includes the operating results of the acquired assets and assumed liabilities of West Suburban subsequent to the acquisition on December 1, 2021. The following table presents unaudited pro forma information as if the acquisition of West Suburban had occurred on January 1, 2020, under the "Unaudited Pro Forma" columns. The pro forma adjustments give effect to any change in interest income due to the accretion of the discount (premium) associated with the fair value adjustments to acquired loans and leases, any change in interest expense due to estimated premium amortization/discount accretion associated with the fair value adjustment to acquired interest-bearing deposits, and the amortization of the CDI that would have resulted had the deposits been acquired as of January 1, 2020. Pro forma results include Old Second and West Suburban acquisition-related expenses which primarily included, but were not limited to, severance costs, professional services, data processing fees, and advertising expenses totaling $25.1 million for the year ended December 31, 2021. The pro forma information does not necessarily reflect the results of operations that would have occurred had the Company acquired West Suburban on January 1, 2020. Furthermore, cost savings and other business synergies related to the acquisition are not reflected in the pro forma amounts.

	Unaudited Pro Forma for the Years Ended	
	2021	2020
Net interest income	$ 166,495	$ 165,283
Noninterest income	59,036	48,937
Net income attributable to Old Second Bancorp, Inc.	67,779	12,349

Note 3: Cash and Due from Banks

Total cash and cash equivalents were $100.1 million and $115.2 million at December 31, 2023 and 2022, respectively.

The nature of the Company's business requires that it maintain amounts with other banks and federal funds which, at times, may exceed federally insured limits. Management monitors these correspondent relationships, and the Company has not experienced any losses in such accounts.

Note 4: Securities

The following table summarizes the amortized cost and fair value of the securities portfolio at December 31, 2023 and the corresponding amounts of gross unrealized gains and losses were as follows:

December 31, 2023	Amortized Cost[1]		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Securities available-for-sale								
U.S. Treasury	$	174,602	$	-	$	(5,028)	$	169,574
U.S. government agencies		60,011		-		(3,052)		56,959
U.S. government agencies mortgage-backed		118,492		-		(12,122)		106,370
States and political subdivisions		238,440		1,325		(10,430)		229,335
Collateralized mortgage obligations		442,987		421		(50,864)		392,544
Asset-backed securities		69,248		42		(3,124)		66,166
Collateralized loan obligations		173,201		30		(1,350)		171,881
Total securities available-for-sale	$	1,276,981	$	1,818	$	(85,970)	$	1,192,829

December 31, 2022	Amortized Cost[1]		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value	
Securities available-for-sale								
U.S. Treasury	$	224,054	$	-	$	(11,925)	$	212,129
U.S. government agencies		61,178		-		(5,130)		56,048
U.S. government agencies mortgage-backed		140,588		-		(15,598)		124,990
States and political subdivisions		239,999		363		(14,234)		226,128
Corporate bonds		10,000		-		(378)		9,622
Collateralized mortgage obligations		596,336		1		(62,569)		533,768
Asset-backed securities		210,388		6		(8,466)		201,928
Collateralized loan obligations		180,276		-		(5,530)		174,746
Total securities available-for-sale	$	1,662,819	$	370	$	(123,830)	$	1,539,359

[1] *Excludes interest receivable of $6.6 million and $6.8 million at December 31, 2023 and December 31, 2022, respectively, that is recorded in other assets on the consolidated balance sheets.*

FHLBC stock was $18.5 million and $5.6 million at December 31, 2023 and December 31, 2022, respectively. FRBC stock was $14.9 million at December 31, 2023 and December 31, 2022. Our FHLBC stock is necessary to maintain access to FHLBC advances.

Securities valued at $810.2 million as of December 31, 2023, were pledged to secure deposits and borrowings, and for other purposes, an increase from $547.8 million at year-end 2022.

The fair value, amortized cost and weighted average yield of debt securities at December 31, 2023 by contractual maturity, were as follows in the table below. Securities not due at a single maturity date are shown separately.

Securities available-for-sale	Amortized Cost		Weighted Average Yield		Fair Value	
Due in one year or less	$	150,067	1.06 %	$	146,728
Due after one year through five years		99,527	1.36		94,572
Due after five years through ten years		59,571	2.92		55,005
Due after ten years		163,888	3.11		159,563
		473,053	2.07		455,868
Mortgage-backed and collateralized mortgage obligations		561,479	2.42		498,914
Asset-backed securities		69,248	4.35		66,166
Collateralized loan obligations		173,201	7.14		171,881
Total securities available-for-sale	$	1,276,981	3.03 %	$	1,192,829

As of December 31, 2023, the Company has no securities issued from one originator, other than the U.S. Government and its agencies, that individually amounted to over 10% of the Company's stockholders equity.

Securities with unrealized losses with no corresponding allowance for credit losses at December 31, 2023 and 2022 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows (in thousands except for number of securities):

December 31, 2023	Less than 12 months in an unrealized loss position			12 months or more in an unrealized loss position			Total		
Securities available-for-sale	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value
U.S. Treasuries	-	$ -	$ -	4	$ 5,028	$ 169,574	4	$ 5,028	$ 169,574
U.S. government agencies	-	-	-	9	3,052	56,959	9	3,052	56,959
U.S. government agencies mortgage-backed	-	-	-	128	12,122	106,370	128	12,122	106,370
States and political subdivisions	12	137	27,974	27	10,293	108,408	39	10,430	136,382
Collateralized mortgage obligations	2	8	734	143	50,856	376,236	145	50,864	376,970
Asset-backed securities	-	-	-	17	3,124	61,671	17	3,124	61,671
Collateralized loan obligations	-	-	-	25	1,350	150,902	25	1,350	150,902
Total securities available-for-sale	14	$ 145	$ 28,708	353	$ 85,825	$ 1,030,120	367	$ 85,970	$ 1,058,828

December 31, 2022	Less than 12 months in an unrealized loss position			12 months or more in an unrealized loss position			Total		
Securities available-for-sale	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value	Number of Securities	Unrealized Losses	Fair Value
U.S. Treasuries	1	$ 1,025	$ 24,121	4	$ 10,900	$ 188,008	5	$ 11,925	$ 212,129
U.S. government agencies	-	-	-	9	5,130	56,048	9	5,130	56,048
U.S. government agencies mortgage-backed	15	975	11,369	117	14,623	113,621	132	15,598	124,990
States and political subdivisions	45	5,800	128,770	15	8,434	48,877	60	14,234	177,647
Corporate bonds	-	-	-	2	378	9,622	2	378	9,622
Collateralized mortgage obligations	80	12,895	180,624	120	49,674	348,880	200	62,569	529,504
Asset-backed securities	30	3,030	121,915	21	5,436	79,659	51	8,466	201,574
Collateralized loan obligations	23	3,579	112,772	11	1,951	61,974	34	5,530	174,746
Total securities available-for-sale	194	$ 27,304	$ 579,571	299	$ 96,526	$ 906,689	493	$ 123,830	$ 1,486,260

Available-for-sale debt securities in unrealized loss positions are evaluated for allowance related to credit losses at least quarterly. The analysis consists of screening all securities to determine if the bonds have market value loss exceeding 5% of book value and if that loss exceeds $200,000. Two other aspects of each security are assessed. The first is whether a security carries a government guarantee. If the security is backed by a 100% U.S. Government or U.S. Agency guarantee, then no allowance for credit loss would be considered necessary, since ultimately principal and interest of the investment would be paid. For securities that carried a U.S. Government guarantee of less than 100%, an allowance for credit loss analysis is performed. In the case of a partial government guarantee, the loss amount is assumed to be the percentage not guaranteed multiplied by the gain or loss on the position. In addition, a calculation is performed to estimate the amount of value change attributable to movements in interest rates. If the devaluation of a security is largely due to rate changes, then no allowance would be considered necessary. However, if a payment collected on a particular bond is less than the expected amount, individual credit analysis is conducted on that position. Furthermore, for positions whose market valuations are not directly attributable to movements in interest rates, even if all scheduled payments have been received, credit analysis is performed on each position.

The following table presents net realized gains (losses) on securities available-for-sale for the years ended:

	Year Ended December 31,		
Securities available-for-sale	2023	2022	2021
Proceeds from sales of securities	$ 205,738	$ 30,981	$ 605,846
Gross realized gains on securities	-	-	270
Gross realized losses on securities	(4,148)	(944)	(38)
Net realized (losses) gains	$ (4,148)	$ (944)	$ 232
Income tax benefit (expense) on net realized (losses) gains	$ 1,117	$ 265	$ (65)
Effective tax rate applied	26.9 %	28.1 %	28.0

Note 5: Loans and Allowance for Credit Losses on Loans

The composition of loans by portfolio segment as of December 31, were as follows:

	December 31, 2023	December 31, 2022
Commercial	$ 841,697	$ 840,964
Leases	398,223	277,385
Commercial real estate – investor	1,034,424	987,635
Commercial real estate – owner occupied	796,538	854,879
Construction	165,380	180,535
Residential real estate – investor	52,595	57,353
Residential real estate – owner occupied	226,248	219,718
Multifamily	401,696	323,691
HELOC	103,237	109,202
Other [1]	22,915	18,247
Total loans	4,042,953	3,869,609
Allowance for credit losses on loans	(44,264)	(49,480)
Net loans [2]	$ 3,998,689	$ 3,820,129

[1] *Unless otherwise noted, the "Other" segment includes consumer loans and overdrafts in this table and in subsequent tables within Note 5 - Loans and Allowance for Credit Losses on Loans.*

[2] *Excludes accrued interest receivable of $20.5 million and $15.9 million at December 31, 2023 and December 31, 2022, respectively, which is recorded in other assets on the consolidated balance sheets.*

The methodologies used for calculating the ACL on each loan segment include (i) a migration analysis for commercial, CRE owner occupied, CRE investor, and multifamily segments; (ii) a static pool analysis for construction, residential investor, residential owner occupied and the HELOC segments; and (iii) a WARM (weighted average remaining maturity) methodology is used for lease financing receivables and consumer segments. The forecast period used for each segment calculation was one year, with an immediate reversion to historical loss rates following this one year period. The economic factors management has selected include the civilian unemployment rate and real gross domestic product supplemented with local unemployment factors. These factors are evaluated and updated quarterly. Additionally, management uses qualitative adjustments to the loss estimates in certain cases as determined necessary. These qualitative adjustments are applied by pooled loan segment and have been made for both increased and decreased risk due to loan quality trends, collateral risk, or other risks management determines are not adequately captured in loss estimation. Loans that do not share risk characteristics are evaluated on an individual basis and excluded from the pooled loan evaluation. The amount of expected loss for loans analyzed individually is determined by discounted cash flow or the fair value of the underlying collateral less applicable costs to sell.

It is the policy of the Company to review each prospective credit prior to making a loan in order to determine if an adequate level of security or collateral has been obtained. The type of collateral, when required, will vary from liquid assets to real estate. The Company's access to collateral, in the event of borrower default, is assured through adherence to lending laws, the Company's lending standards and credit monitoring procedures. Although the Bank makes loans primarily within its market area, there are no significant concentrations of loans where the customers' ability to honor loan terms is dependent upon a single economic sector. The real estate related categories above represent 68.8% and 70.6% of the portfolio at December 31, 2023 and December 31, 2022, respectively, and include a mix of owner and non-owner occupied commercial real estate, residential, construction and multifamily loans.

The following tables represent the activity in the ACL for loans for the years ended December 31, 2023, 2022 and 2021:

Allowance for credit losses	Beginning Balance January 1, 2023	Provision for (Release of) Credit Losses	Charge-offs	Recoveries	Ending Balance December 31, 2023
Commercial	$ 11,968	$ (7,717)	$ 885	$ 632	$ 3,998
Leases	2,865	850	882	119	2,952
Commercial real estate – investor	10,674	18,170	11,816	77	17,105
Commercial real estate – owner occupied	15,001	7,941	10,691	29	12,280
Construction	1,546	(608)	-	100	1,038
Residential real estate – investor	768	(129)	-	30	669
Residential real estate – owner occupied	2,046	(304)	-	79	1,821
Multifamily	2,453	275	-	-	2,728
HELOC	1,806	(255)	-	105	1,656
Other	353	(137)	368	169	17
Total	$ 49,480	$ 18,086	$ 24,642	$ 1,340	$ 44,264

Allowance for credit losses	Beginning Balance January 1, 2022	Provision for (Release of) Credit Losses	Charge-offs	Recoveries	Ending Balance December 31, 2022
Commercial	$ 11,751	$ 273	$ 151	$ 95	$ 11,968
Leases	3,480	(246)	371	2	2,865
Commercial real estate – investor	10,795	1,199	1,401	81	10,674
Commercial real estate – owner occupied	4,913	10,117	133	104	15,001
Construction	3,373	(1,827)	-	-	1,546
Residential real estate – investor	760	(22)	-	30	768
Residential real estate – owner occupied	2,832	(1,010)	2	226	2,046
Multifamily	3,675	(1,285)	-	63	2,453
HELOC	2,510	(844)	-	140	1,806
Other	192	395	402	168	353
Total	$ 44,281	$ 6,750	$ 2,460	$ 909	$ 49,480

Allowance for credit losses	Beginning Balance January 1, 2021	Impact of WSB Acquisition with PCD Loans	Provision for (Release of) Credit Losses	Charge-offs	Recoveries	Ending Balance December 31, 2021
Commercial	$ 2,812	7,161	$ 2,389	$ 963	$ 352	$ 11,751
Leases	3,888	-	(339)	69	-	3,480
Commercial real estate – Investor	7,899	1,877	3,665	2,724	78	10,795
Commercial real estate – Owner occupied	3,557	2,771	147	1,797	235	4,913
Construction	4,054	102	(783)	-	-	3,373
Residential real estate – Investor	1,740	23	(1,294)	-	291	760
Residential real estate – Owner occupied	2,714	136	(176)	-	158	2,832
Multifamily	3,625	-	233	183	-	3,675
HELOC	1,948	5	340	17	234	2,510
Other	1,618	-	(1,387)	180	141	192
Total	$ 33,855	$ 12,075	$ 2,795	$ 5,933	$ 1,489	$ 44,281

The following table presents the collateral dependent loans and the related ACL allocated by segment of loans as of December 31:

December 31, 2023	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial	$ 837	$ 797	$ -	$ -	$ 1,634	$ 2
Leases	-	-	321	-	321	320
Commercial real estate – investor	15,735	-	-	-	15,735	3,656
Commercial real estate – owner occupied	34,894	-	-	-	34,894	3,900
Construction	7,162	-	-	-	7,162	-
Residential real estate – investor	422	-	-	-	422	-
Residential real estate – owner occupied	1,506	-	-	-	1,506	-
Multifamily	1,402	-	-	-	1,402	-
HELOC	39	-	-	-	39	-
Total	$ 61,997	$ 797	$ 321	$ -	$ 63,115	$ 7,878

December 31, 2022	Real Estate	Accounts Receivable	Equipment	Other	Total	ACL Allocation
Commercial	$ 883	$ 5,915	$ -	$ 364	$ 7,162	$ 569
Leases	-	-	1,248	-	1,248	1,248
Commercial real estate – investor	16,576	-	-	-	16,576	2,875
Commercial real estate – owner occupied	19,188	-	-	2,310	21,498	5,808
Residential real estate – investor	675	-	-	-	675	-
Residential real estate – owner occupied	1,817	-	-	-	1,817	244
Multifamily	1,322	-	-	-	1,322	-
HELOC	180	-	-	-	180	-
Total	$ 40,641	$ 5,915	$ 1,248	$ 2,674	$ 50,478	$ 10,744

Aged analysis of past due loans by class of loans as of December 31, 2023 were as follows:

December 31, 2023	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	90 days or Greater Past Due and Accruing
Commercial	$ $982	$ -	$ $1,228	$ $2,210	$ 839,487	$ 841,697	$ 1,155
Leases	599	-	347	946	397,277	398,223	-
Commercial real estate – investor	1,209	-	6,087	7,296	1,027,128	1,034,424	-
Commercial real estate – owner occupied	2,103	3,726	15,645	21,474	775,064	796,538	-
Construction	2,540	307	7,161	10,008	155,372	165,380	-
Residential real estate – investor	540	579	168	1,287	51,308	52,595	-
Residential real estate – owner occupied	553	125	1,944	2,622	223,626	226,248	-
Multifamily	1,085	-	233	1,318	400,378	401,696	-
HELOC	565	1,396	269	2,230	101,007	103,237	41
Other	-	1	-	1	22,914	22,915	-
Total	$ 10,176	$ 6,134	$ 33,082	$ 49,392	$ 3,993,561	$ 4,042,953	$ 1,196

Aged analysis of past due loans by class of loans as of December 31, 2022 were as follows:

December 31, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loans	90 days or Greater Past Due and Accruing
Commercial	$ 3	$ 1,012	$ 825	$ 1,840	$ 839,124	$ 840,964	$ 460
Leases	447	22	614	1,083	276,302	277,385	-
Commercial real estate – investor	3,276	1,276	4,315	8,867	978,768	987,635	-
Commercial real estate – owner occupied	373	113	2,211	2,697	852,182	854,879	173
Construction	14	-	116	130	180,405	180,535	-
Residential real estate – investor	445	-	987	1,432	55,921	57,353	144
Residential real estate – owner occupied	1,191	-	2,232	3,423	216,295	219,718	485
Multifamily	267	361	1,322	1,950	321,741	323,691	-
HELOC	291	90	392	773	108,429	109,202	-
Other	19	-	-	19	18,228	18,247	-
Total	$ 6,326	$ 2,874	$ 13,014	$ 22,214	$ 3,847,395	$ 3,869,609	$ 1,262

The following table presents all nonaccrual loans and loans on nonaccrual for which there was no related allowance for credit losses as of:

Nonaccrual loan detail	December 31, 2023		With no ACL		December 31, 2022		With no ACL	
Commercial	$	870	$	870	$	7,189	$	6,598
Leases		639		318		1,876		-
Commercial real estate – investor		16,572		8,926		4,346		4,244
Commercial real estate – owner occupied		34,946		8,429		8,050		3,813
Construction		7,162		7,162		251		-
Residential real estate – investor		1,331		1,331		1,528		675
Residential real estate – owner occupied		3,078		3,078		3,713		1,572
Multifamily		1,775		1,775		2,538		1,322
HELOC		1,210		1,210		2,109		180
Other		-		-		2		-
Total	$	67,583	$	33,099	$	31,602	$	18,404

The Company recognized $1.9 million of interest on nonaccrual loans during the year ended December 31, 2023. The amount of accrued interest reversed against interest income totaled $1.3 million for the year ended December 31, 2023.

Credit Quality Indicators:

The Company categorizes loans into credit risk categories based on current financial information, overall debt service coverage, comparison against industry averages, historical payment experience, and current economic trends. This analysis includes loans with outstanding balances or commitments greater than $50,000 and excludes homogeneous loans such as home equity lines of credit and residential mortgages. Loans with a classified risk rating are reviewed quarterly regardless of size or loan type. The Company uses the following definitions for classified risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Credits that are not covered by the definitions above are pass credits, which are not considered to be adversely rated.

Credit quality indicators by class of loans as of December 31, 2023 were as follows in the vintage table below:

	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial									
Pass	$ 318,569	$ 136,668	$ 35,901	$ 11,983	$ 18,390	$ 3,426	$ 298,931	$ 1,408	$ 825,276
Special Mention	-	2,737	707	171	-	-	4,392	-	8,007
Substandard	-	2,099	146	-	199	-	5,970	-	8,414
Total commercial	318,569	141,504	36,754	12,154	18,589	3,426	309,293	1,408	841,697
Leases									
Pass	219,163	113,074	$ 42,275	14,663	6,975	1,255	-	-	397,405
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	407	203	-	208	-	-	-	818
Total leases	219,163	113,481	42,478	14,663	7,183	1,255	-	-	398,223
Commercial real estate – investor									
Pass	159,654	367,512	218,084	108,384	54,322	63,281	8,122	-	979,359
Special Mention	-	-	11,267	-	-	-	-	-	11,267
Substandard	-	-	838	5,327	15,658	9,648	12,327	-	43,798
Total commercial real estate – investor	159,654	367,512	230,189	113,711	69,980	72,929	20,449	-	1,034,424
Commercial real estate – owner occupied									
Pass	124,059	134,383	177,553	103,109	42,839	91,062	33,243	-	706,248
Special Mention	1,650	17,415	9,585	3,128	218	3,681	-	-	35,677
Substandard	-	14,630	18,817	4,571	14,809	1,786	-	-	54,613
Total commercial real estate – owner occupied	125,709	166,428	205,955	110,808	57,866	96,529	33,243	-	796,538
Construction									
Pass	42,808	66,513	32,942	100	1,593	1,083	3,186	-	148,225
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	9,993	-	7,162	-	-	17,155
Total construction	42,808	66,513	32,942	10,093	1,593	8,245	3,186	-	165,380
Residential real estate – investor									
Pass	5,062	14,434	9,027	6,227	6,508	8,469	1,471	-	51,198
Special Mention	-	-	66	-	-	-	-	-	66
Substandard	-	390	-	-	408	533	-	-	1,331
Total residential real estate – investor	5,062	14,824	9,093	6,227	6,916	9,002	1,471	-	52,595
Residential real estate – owner occupied									
Pass	32,574	41,528	40,335	25,322	14,233	68,277	763	-	223,032
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	191	685	2,340	-	-	3,216
Total residential real estate – owner occupied	32,574	41,528	40,335	25,513	14,918	70,617	763	-	226,248
Multifamily									
Pass	55,310	79,060	123,834	72,539	12,231	40,825	562	-	384,361
Special Mention	-	168	13,425	322	1,645	-	-	-	15,560
Substandard	-	1,009	-	-	-	766	-	-	1,775
Total multifamily	55,310	80,237	137,259	72,861	13,876	41,591	562	-	401,696
HELOC									
Pass	2,735	2,679	490	1,757	1,756	2,995	89,161	-	101,573
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	25	1	41	24	184	1,389	-	1,664
Total HELOC	2,735	2,704	491	1,798	1,780	3,179	90,550	-	103,237
Other									
Pass	4,060	2,278	1,569	153	85	73	14,697	-	22,915
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total other	4,060	2,278	1,569	153	85	73	14,697	-	22,915
Total loans									
Pass	963,994	958,129	682,010	344,237	158,932	280,746	450,136	1,408	3,839,592
Special Mention	1,650	20,320	35,050	3,621	1,863	3,681	4,392	-	70,577
Substandard	-	18,560	20,005	20,123	31,991	22,419	19,686	-	132,784
Total loans	$ 965,644	$ 997,009	$ 737,065	$ 367,981	$ 192,786	$ 306,846	$ 474,214	$ 1,408	$ 4,042,953

Credit quality indicators by class of loans as of December 31, 2022 were as follows in the vintage table below:

	2022	2021	2020	2019	2018	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial									
Pass	$ 222,856	$ 72,808	$ 21,597	$ 12,742	$ 6,957	$ 2,651	$ 447,821	$ -	$ 787,432
Special Mention	1,701	446	1,182	2,432	-	-	21,286	-	27,047
Substandard	-	2,447	3,139	12,176	4,807	-	3,916	-	26,485
Total commercial	**224,557**	**75,701**	**25,918**	**27,350**	**11,764**	**2,651**	**473,023**	**-**	**840,964**
Leases									
Pass	161,379	64,203	$ 26,995	17,653	4,449	830	-	-	275,509
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	1,606	-	-	270	-	-	-	-	1,876
Total leases	**162,985**	**64,203**	**26,995**	**17,923**	**4,449**	**830**	**-**	**-**	**277,385**
Commercial real estate – investor									
Pass	382,311	229,155	133,215	76,846	46,935	51,995	7,113	-	927,570
Special Mention	-	6,766	5,490	10,206	1,070	9,123	-	-	32,655
Substandard	-	71	-	25,042	-	2,297	-	-	27,410
Total commercial real estate – investor	**382,311**	**235,992**	**138,705**	**112,094**	**48,005**	**63,415**	**7,113**	**-**	**987,635**
Commercial real estate – owner occupied									
Pass	168,776	223,731	105,669	47,351	49,597	87,357	33,745	-	716,226
Special Mention	-	22,242	48,184	17,668	8,661	1,008	-	-	97,763
Substandard	2,309	15,182	1,191	17,865	853	3,490	-	-	40,890
Total commercial real estate – owner occupied	**171,085**	**261,155**	**155,044**	**82,884**	**59,111**	**91,855**	**33,745**	**-**	**854,879**
Construction									
Pass	52,508	66,308	39,542	2,390	226	1,408	1,523	-	163,905
Special Mention	-	-	15,297	-	-	-	-	-	15,297
Substandard	-	-	-	1,198	-	135	-	-	1,333
Total construction	**52,508**	**66,308**	**54,839**	**3,588**	**226**	**1,543**	**1,523**	**-**	**180,535**
Residential real estate – investor									
Pass	14,659	9,910	6,945	8,585	4,853	9,626	991	-	55,569
Special Mention	-	70	-	-	-	-	-	-	70
Substandard	621	-	-	499	186	408	-	-	1,714
Total residential real estate – investor	**15,280**	**9,980**	**6,945**	**9,084**	**5,039**	**10,034**	**991**	**-**	**57,353**
Residential real estate – owner occupied									
Pass	41,885	44,884	28,418	16,146	12,152	70,741	1,638	-	215,864
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	22	237	968	131	2,496	-	-	3,854
Total residential real estate – owner occupied	**41,885**	**44,906**	**28,655**	**17,114**	**12,283**	**73,237**	**1,638**	**-**	**219,718**
Multifamily									
Pass	76,877	126,257	52,262	13,125	39,703	6,098	329	-	314,651
Special Mention	377	3,683	342	1,684	-	-	-	-	6,086
Substandard	1,684	-	-	-	587	683	-	-	2,954
Total multifamily	**78,938**	**129,940**	**52,604**	**14,809**	**40,290**	**6,781**	**329**	**-**	**323,691**
HELOC									
Pass	2,760	517	1,497	1,703	657	2,288	97,258	-	106,680
Special Mention	-	-	-	-	-	-	111	-	111
Substandard	62	1	-	-	67	309	1,972	-	2,411
Total HELOC	**2,822**	**518**	**1,497**	**1,703**	**724**	**2,597**	**99,341**	**-**	**109,202**
Other									
Pass	4,195	2,835	432	167	69	111	10,436	-	18,245
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	1	-	-	-	1	-	2
Total other	**4,195**	**2,835**	**433**	**167**	**69**	**111**	**10,437**	**-**	**18,247**
Total loans									
Pass	1,128,206	840,608	416,572	196,708	165,598	233,105	600,854	-	3,581,651
Special Mention	2,078	33,207	70,495	31,990	9,731	10,131	21,397	-	179,029
Substandard	6,282	17,723	4,568	58,018	6,631	9,818	5,889	-	108,929
Total loans	**$ 1,136,566**	**$ 891,538**	**$ 491,635**	**$ 286,716**	**$ 181,960**	**$ 253,054**	**$ 628,140**	**$ -**	**$ 3,869,609**

The gross charge-offs activity by loan type and year of origination for the year ended December 31, 2023 were as follows:

Current period gross charge-offs	2023	2022	2021	2020	2019	Prior	Revolving Loans	Revolving Loans Converted To Term Loans	Total
Commercial	$ -	-	466	364	-	55	$ -	$ -	$ 885
Leases	-	870	-	-	12	-	-	-	882
Commercial real estate – investor	123	8,352	71	3,270	-	-	-	-	11,816
Commercial real estate – owner occupied	-	22	178	6,947	3,512	32	-	-	10,691
Construction	-	-	-	-	-	-	-	-	-
Residential real estate – investor	-	-	-	-	-	-	-	-	-
Residential real estate – owner occupied	-	-	-	-	-	-	-	-	-
Multifamily	-	-	-	-	-	-	-	-	-
HELOC	-	-	-	-	-	-	-	-	-
Other	-	3	27	6	-	332	-	-	368
Total	$ 123	$ 9,247	$ 742	$ 10,587	$ 3,524	$ 419	-	-	$ 24,642

The Company had $170,000 and $600,000 in consumer mortgage loans in the process of foreclosure as of December 31, 2023 and December 31, 2022, respectively.

As of January 1, 2023, the Company prospectively adopted ASU 2022-02, Topic 326 "Troubled Debt Restructuring ("TDRs") and Vintage Disclosures", see Note 1. Eighteen loans, totaling $41.7 million in aggregate, were modified which were experiencing financial difficulty during the year ended December 31, 2023. None of the loans modified under ASU 2022-02 are in payment default as of December 31, 2023.

The following table presents the amortized costs basis of loans at December 31, 2023 that were both experiencing financial difficulty and modified during the year ended December 31, 2023 by class and by type of modification. The percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to amortized costs basis of each class of financing receivable is also presented below.

December 31, 2023	Term Extension	Combination - Term Extension and Interest Rate Reduction	Combination - Term Extension and Payment Delay	Total Loans Modified	% of Total Loan Segment Modified to Total Loan Segment
Commercial	$ 3,000	$ 979	$ -	$ 3,979	0.5%
Commercial real estate – investor	13,521	-	7,646	21,167	2.0%
Commercial real estate – owner occupied	16,082	-	-	16,082	2.0%
Residential real estate – owner occupied	119	-	-	119	0.1%
Multifamily	233	-	-	233	0.1%
HELOC	166	-	-	166	0.2%
Total	$ 33,121	$ 979	$ 7,646	$ 41,746	1.0%

The Company closely monitors the performance of loan modifications to borrowers experiencing financial difficulty. The following table presents the performance of loans that have been modified as of December 31, 2023.

December 31, 2023	30-59 days past due	60-89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Current	Total Loan Modified
Commercial	$ -	$ -	$ 979	$ 979	$ 3,000	$ 3,979
Commercial real estate – investor	838	-	-	838	20,329	21,167
Commercial real estate – owner occupied	-	-	-	-	16,082	16,082
Residential real estate – owner occupied	-	-	-	-	119	119
Multifamily	-	-	233	233	-	233
HELOC	-	-	-	-	166	166
Total	$ 838	$ -	$ 1,212	$ 2,050	$ 39,696	$ 41,746

The following table summarizes the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the period ended December 31, 2023. The Company had one Commercial real estate – investor loan that had a payment modification from principal and interest to interest only until maturity.

December 31, 2023	Weighted-Average Term Extension (In Months)	Weighted-Average Interest Rate Change	Weighted-Average Delay of Payment (In Months)
Commercial	8.31	5.00 %	-
Commercial real estate – investor	9.96	-	7.00
Commercial real estate – owner occupied	11.65	-	-
Residential real estate – owner occupied	39.00	-	-
Multifamily	21.00	-	-
HELOC	24.00	-	-
Total	10.65	5.00 %	7.00

Loans to principal officers, directors, and their affiliates, which are made in the ordinary course of business, as of December 31, were as follows:

	2023	2022
Beginning balance	$ 8,483	$ 10,162
New loans, including acquired related party loans	30	267
Repayments and other reductions	(30)	(1,946)
Change in related party status	(8,483)	-
Ending balance	$ -	$ 8,483

Note 6: Other Real Estate Owned

Details related to the activity in the other real estate owned ("OREO") portfolio, net of valuation reserve, for the periods presented are itemized in the following table.

Other real estate owned	Twelve Months Ended December 31,		
	2023	2022	2021
Balance at beginning of period	$ 1,561	$ 2,356	$ 2,474
Property additions, net of acquisition adjustments	5,580	87	5,748
Less:			
Proceeds from property disposals, net of participation purchase and gains/losses	1,749	778	5,787
Period valuation write-down	269	104	79
Balance at end of period	$ 5,123	$ 1,561	$ 2,356

Activity in the valuation allowance was as follows:

	Twelve Months Ended December 31,		
	2023	2022	2021
Balance at beginning of period	$ 856	$ 1,179	$ 1,643
Provision for unrealized losses	269	104	79
Reductions taken on sales	(1,007)	(427)	(543)
Balance at end of period	$ 118	$ 856	$ 1,179

Expenses related to OREO, net of lease revenue includes:

	Twelve Months Ended December 31,					
		2023		2022		2021
Gain on sales, net	$	(256)	$	(163)	$	(41)
Provision for unrealized losses		269		104		79
Operating expenses		434		193		133
Less:						
Lease revenue		48		4		4
Net OREO expense	$	399	$	130	$	167

Note 7: Premises and Equipment

Premises and equipment at December 31, were as follows:

		2023				2022	
	Cost	**Accumulated Depreciation/ Amortization**	**Net Book Value**	**Cost**	**Accumulated Depreciation/ Amortization**	**Net Book Value**	
Land	$ 29,741	$ -	$ 29,741	$ 29,741	$ -	$ 29,741	
Buildings	58,311	25,911	32,400	54,075	24,427	29,648	
Leasehold improvements	7,785	1,574	6,211	2,790	1,280	1,510	
Furniture and equipment	57,447	46,489	10,958	58,183	46,727	11,456	
Total Premises and Equipment	$ 153,284	$ 73,974	$ 79,310	$ 144,789	$ 72,434	$ 72,355	

The Company had $1.0 million and $4.6 million of fixed assets held for sale as of December 31, 2023 and 2022, respectively. These fixed assets held for sale are reported with other assets on the Consolidated Balance Sheets.

Note 8: Deposits

Major classifications of deposits at December 31, were as follows:

		2023		2022
Noninterest bearing demand	$	1,834,891	$	2,051,702
Savings		971,334		1,145,592
NOW accounts		565,375		609,338
Money market accounts		671,240		862,170
Certificates of deposit of less than $100,000		266,035		244,017
Certificates of deposit of $100,000 through $250,000		180,289		157,438
Certificates of deposit of more than $250,000		81,582		40,466
Total deposits	$	4,570,746	$	5,110,723

The Company had $30.7 million and $37.0 million in listing service deposits as of December 31, 2023 and 2022, respectively. Deposits held by senior officers and directors, including their related interests, totaled $12.0 million and $13.8 million as of December 31, 2023 and 2022, respectively.

At December 31, 2023, scheduled maturities of time deposits were as follows:

2024	$	435,491
2025		63,409
2026		15,097
2027		5,401
2028		8,508
Total time deposits	$	527,906

Note 9: Borrowings

The following table is a summary of borrowings as of December 31, 2023 and 2022:

	2023	2022
Securities sold under repurchase agreements	$ 26,470	$ 32,156
Other short-term borrowings	405,000	90,000
Junior subordinated debentures[1]	25,773	25,773
Subordinated debentures	59,382	59,297
Senior notes	-	44,585
Notes payable and other borrowings	-	9,000
Total borrowings	$ 516,625	$ 260,811

[1] *See Note 10: Junior Subordinated Debentures, below.*

The Company enters into deposit sweep transactions where the transaction amounts are secured by pledged securities. These transactions consistently mature within 1 to 90 days from the transaction date and are governed by sweep repurchase agreements. All sweep repurchase agreements are treated as financings secured by U.S. government agencies, collateralized mortgage obligations, mortgage-backed securities and/or highly-rated issues of State and political subdivisions, and had a carrying amount of $26.5 million and $32.2 million at December 31, 2023 and 2022, respectively. The fair value of the pledged collateral was $45.7 million and $71.4 million at December 31, 2023 and December 31, 2022, respectively. At December 31, 2023, there were no customers with secured balances exceeding 10% of stockholders' equity.

The Company's borrowings at the FHLBC require the Bank to be a member and invest in the stock of the FHLBC. Total borrowings are generally limited to the lower of 35% of total assets or 60% of the book value of certain mortgage loans. As of December 31, 2023, the Bank had $405.0 million in short-term advances outstanding under the FHLBC. There were $90.0 million in short-term advances as of December 31, 2022. The Bank assumed $23.4 million of long-term FHLBC advances with our ABC Bank acquisition in 2018. The remaining balance of $5.9 million at December 31, 2021 was paid off in full during the second quarter of 2022. FHLBC stock held at December 31, 2023 was valued at $18.5 million, and any potential FHLBC advances were collateralized by loans and securities with a principal balance of $1.46 billion, which carried a FHLBC-calculated combined value of $1.00 billion. As of December 31, 2022, FHLBC stock owned by the Bank was valued at $5.6 million and the principal balance of loans pledged was $969.1 million. Based on the total amount of loans and securities pledged, the Bank had a total borrowing capacity at the FHLBC of $1.00 billion and a remaining funding availability of $599.9 million on December 31, 2023.

In the second quarter of 2021, we entered into Subordinated Note Purchase Agreements with certain qualified institutional buyers pursuant to which we sold and issued $60.0 million in aggregate principal amount of our 3.50% Fixed-to-Floating Rate Subordinated Notes due April 15, 2031 (the "Notes"). We sold the Notes to eligible purchasers in a private offering, and the proceeds of this issuance are intended to be used for general corporate purposes, which may include, without limitation, the redemption of existing senior debt, common stock repurchases and strategic acquisitions. The Notes bear interest at a fixed annual rate of 3.50% through April 14, 2026, payable semi-annually in arrears. As of April 15, 2026 forward, the interest rate on the Notes will generally reset quarterly to a rate equal to Three-Month Term SOFR (as defined by the Note) plus 273 basis points, payable quarterly in arrears. The Notes have a stated maturity of April 15, 2031, and are redeemable, in whole are in part, on April 15, 2026, or any interest payment date thereafter, and at any time upon the occurrence of certain events. The subordinated debentures outstanding, net of deferred issuance costs, totaled $59.4 million and $59.3 million as of December 31, 2023 and 2022, respectively.

The Company issued senior notes in December 2016 with a ten-year maturity, and terms included interest payable semiannually at 5.75% for five years. Beginning December 31, 2021, the senior debt began to pay interest at a floating rate, with interest payable quarterly at three month LIBOR plus 385 basis points. The notes were redeemable, in whole or in part, at the option of the Company, beginning with the interest payment date on December 31, 2021, and on any floating rate interest payment date thereafter, at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. On June 30, 2023, the Company redeemed all of the $45.0 million senior notes. The interest rate at June 30, 2023 and December 31, 2022 was 9.39% and 8.62%, respectively. Upon redemption, the related deferred debt issuance costs of $362,000 was also recorded as interest expense, resulting in an effective cost of this debt issuance of 12.85% for the second quarter of 2023.

On February 24, 2020, the Company originated a $20.0 million three-year term note with a correspondent bank. The term note was issued at one-month LIBOR plus 175 basis points, and required principal payments quarterly and interest payments monthly. This note was included within Notes payable and other borrowings on the Consolidated Balance Sheets, and the remaining $9.0 million balance of the note was paid off on February 24, 2023. The note payable carried an interest rate of 6.32% at maturity. The Company also has an undrawn line of credit of $30.0 million with a correspondent bank to be used for short-term funding needs; advances under this line can be outstanding up to 360 days from the date of issuance. This line of credit has not been utilized since early 2019.

Scheduled maturities and weighted average rates of borrowings for the years ended December 31, were as follows:

| | 2023 | | 2022 | |
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
2023	$ -	- %	$ 131,156	2.89 %
2024	431,470	4.98	-	-
2025	-	-	-	-
2026	-	-	44,585	6.02
2027	-	-	-	-
2028	-	-	-	-
Thereafter	85,155	4.10	85,070	3.91
Total borrowings	$ 516,625	4.84 %	$ 260,811	3.76 %

Note 10: Junior Subordinated Debentures

The Company issued $25.0 million of cumulative trust preferred securities through a private placement completed by an additional, unconsolidated subsidiary, Old Second Capital Trust II, in April 2007. These trust preferred securities mature in 30 years, but subject to regulatory approval, can be called in whole or in part on a quarterly basis commencing June 15, 2017. The quarterly cash distributions on the securities were fixed at 6.77% through June 15, 2017, distributions subsequently moved to a floating rate of 150 basis points over three-month LIBOR, and finally 150 basis points over three-month SOFR following the sunset of LIBOR. Upon conversion to a floating rate, a cash flow hedge was initiated which resulted in the total interest rate paid on the debt of 4.46% and 4.42% as of December 31, 2023 and 2022, respectively. The Company issued a new $25.8 million subordinated debenture to the Old Second Capital Trust II in return for the aggregate net proceeds of this trust preferred offering. The interest rate and payment frequency on the debenture are equivalent to the cash distribution basis on the trust preferred securities.

The junior subordinated debentures issued by the Company are disclosed on the Consolidated Balance Sheets, and the related interest expense for each issuance is included in the Consolidated Statements of Income. As of December 31, 2023 and 2022, the remaining unamortized debt issuance costs related to the junior subordinated debentures were less than $1,000 and are included as a reduction to the balance of the junior subordinated debentures on the Consolidated Balance Sheets. The remaining deferred issuance costs on the junior subordinated debentures related to the issuance of Old Second Capital Trust II will be amortized to interest expense over the remainder of the 30-year term of the notes and are included in the Consolidated Statements of Income.

Note 11: Income Taxes

Income tax expense (benefit) for the years ending December 31, were as follows:

	2023	2022	2021
Current federal	$ 20,724	$ 13,241	$ 750
Current state	10,098	6,209	594
Deferred federal	1,964	3,338	4,445
Deferred state	(107)	1,356	2,034
Total income tax expense	$ 32,679	$ 24,144	$ 7,823

The following were the components of the deferred tax assets and liabilities as of December 31:

	2023	2022
Accrued bonus	$ 2,500	$ 2,700
Allowance for credit losses	13,077	15,591
Deferred compensation	1,622	1,292
Stock based compensation	1,768	1,257
Business combination adjustments	270	1,138
Lease liability	3,201	682
Other assets	1,602	939
Total deferred tax assets	24,040	23,599
Accumulated depreciation on premises and equipment	(5,454)	(4,107)
Goodwill amortization/impairment	(465)	(229)
Mortgage servicing rights	(2,842)	(3,103)
Amortization of core deposit intangible	(2,987)	(3,673)
Right of use asset	(1,969)	(682)
Acquired securities	(2,376)	(1,921)
Other liabilities	(1,263)	(1,343)
Total deferred tax liabilities	(17,356)	(15,058)
Net deferred tax asset before adjustments related to other comprehensive income	6,684	8,541
Tax effect of adjustments related to other comprehensive income	24,393	36,209
Net deferred tax asset	$ 31,077	$ 44,750

At December 31, 2023, the Company had no federal net operating loss carryforward and no state net operating loss carryforward.

Effective tax rates differ from federal statutory rates applied to financial statement income (loss) for the years ended December 31, due to the following:

	2023	2022	2021
Tax at statutory federal income tax rate	$ 26,126	$ 19,225	$ 5,852
Nontaxable interest income, net of disallowed interest deduction	(947)	(1,097)	(1,069)
BOLI income	(445)	(151)	(292)
State income taxes, net of federal benefit	7,911	6,091	2,054
Stock based compensation	(132)	(43)	54
Transaction costs	-	-	396
Other, net	166	119	828
Total tax at effective tax rate	$ 32,679	$ 24,144	$ 7,823

The Company evaluated positive and negative evidence in order to determine if it was more likely than not that the deferred tax asset would be recovered through future income. Significant positive evidence evaluated included recent and projected earnings, strong asset quality and an improved capital position. No significant negative evidence was noted.

Note 12: Equity Compensation Plans

Stock-based awards are outstanding under the Company's 2019 Equity Incentive Plan, as amended and restated (the "2019 Plan"). The 2019 Plan was originally approved at the May 2019 annual stockholders' meeting and authorized 600,000 shares, and at the May 2021 annual stockholders' meeting, the Company obtained stockholder approval to increase the number of shares of common stock authorized for issuance under the plan by 1,200,000 shares, from 600,000 shares to 1,800,000 shares. Following the approval of the 2019 Plan, no further awards will be granted under any other prior plan.

The 2019 Plan authorizes the granting of qualified stock options, non-qualified stock options, restricted stock, restricted stock units, and stock appreciation rights ("SARs"). Awards may be granted to selected directors, officers, employees or eligible service providers under the 2019 Plan at the discretion of the Compensation Committee of the Company's Board of Directors. As of December 31, 2023, 990,178 shares remained available for issuance under the 2019 Plan.

The Company has granted only restricted stock units under the 2019 Equity Incentive Plan.

Generally, restricted stock and restricted stock units granted under the 2019 Plan vest three years from the grant date, but the Compensation Committee of the Company's Board of Directors has discretionary authority to change the terms of particular awards including the vesting schedule.

Under the 2019 Plan, unless otherwise provided in an award agreement, upon the occurrence of a change in control, all stock options and SARs then held by the participant will become fully exercisable immediately, and all stock awards and cash incentive awards will become fully earned and vested immediately if, (i) the 2019 Plan is not an obligation of the successor entity following a change in control or (ii) the 2019 Plan is an obligation of the successor entity following a change in control and the participant incurs a termination of service without cause or for good reason following the change in control. Notwithstanding the immediately preceding sentence, if the vesting of an award is conditioned upon the achievement of performance measures, then such vesting will generally be subject to the following: if, at the time of the change in control, the performance measures are less than 50% attained (pro rata based upon the time of the period through the change in control), the award will become vested and exercisable on a fractional basis with the numerator being equal to the percentage of attainment and the denominator being 50%; and if, at the time of the change in control, the performance measures are at least 50% attained (pro rata based upon the time of the period through the change in control), the award will become fully earned and vested immediately upon the change in control.

Awards of restricted stock units under the 2019 Plan generally entitled holders to voting and dividend rights upon grant and are subject to forfeiture until certain restrictions have lapsed including employment for a specific period. Awards of restricted stock units under the 2019 Plan are also subject to forfeiture until certain restrictions have lapsed including employment for a specific period, but do not entitle holders to voting rights until the restricted period ends and shares are transferred in connection with the units.

Total compensation cost that has been charged for the 2019 Plan was $3.6 million, $3.0 million and $1.4 million for the years ending December 31, 2023, 2022 and 2021 respectively.

There were 240,149 and 279,838 restricted stock units granted during the years ending December 31, 2023 and 2022, respectively. Compensation expense is recognized over the vesting period of the restricted stock unit based on the market value of the award on the grant date.

A summary of changes in the Company's unvested restricted awards for the years ending December 31, 2023, is as follows:

	December 31, 2023	
	Restricted Stock Shares and Units	Weighted Average Grant Date Fair Value
Unvested at January 1	649,210	$ 12.84
Granted	240,149	17.02
Vested	(150,464)	12.56
Forfeited	(29,658)	14.14
Unvested at December 31	709,237	$ 14.26

Total unrecognized compensation cost of restricted stock unit awards was $4.0 million as of December 31, 2023, which is expected to be recognized over a weighted-average period of 1.70 years.

Note 13: Earnings Per Share

The earnings per share, both basic and diluted, are included below as of December 31, (in thousands except for per share data):

	2023	2022	2021
Basic earnings per share:			
Weighted-average common shares outstanding	44,663,722	44,526,655	30,208,663
Net income	$ 91,729	$ 67,405	$ 20,044
Basic earnings per share	$ 2.05	$ 1.51	$ 0.66
Diluted earnings per share:			
Weighted-average common shares outstanding	44,663,722	44,526,655	30,208,663
Dilutive effect of unvested restricted awards [1]	731,288	686,433	529,199
Diluted average common shares outstanding	45,395,010	45,213,088	30,737,862
Net Income	$ 91,729	$ 67,405	$ 20,044
Diluted earnings per share	$ 2.02	$ 1.49	$ 0.65

[1] Includes the common stock equivalents for restricted share rights that are dilutive.

Note 14: Commitments

In the normal course of business, there are outstanding commitments that are not reflected in the Consolidated Financial Statements. Commitments include financial instruments that involve, to varying degrees, elements of credit, interest rate, and liquidity risk. In management's opinion, these do not represent unusual risks and management does not anticipate significant losses as a result of these transactions. The Company uses the same credit policies in making commitments and conditional obligations for borrowers as it does for on-balance sheet instruments.

The following table is a summary of financial instrument commitments as of December 31, were as follows:

	December 31, 2023			December 31, 2022		
	Fixed	Variable	Total	Fixed	Variable	Total
Letters of credit:						
Borrower:						
Financial standby	$ 173	$ 16,621	$ 16,794	$ 3,514	$ 15,365	$ 18,879
Performance standby	562	13,689	14,251	3,161	13,989	17,150
	735	30,310	31,045	6,675	29,354	36,029
Non-borrower:						
Performance standby	-	67	67	-	67	67
Total letters of credit	$ 735	$ 30,377	$ 31,112	$ 6,675	$ 29,421	$ 36,096
Unused loan commitments:	$ 140,305	$ 694,960	$ 835,265	$ 139,070	$ 860,255	$ 999,325

The Bank occupies facilities under long-term operating leases, some of which include provisions for future rent increases. In addition, the Company leases space at sites that house automatic teller machines (ATMs). The Company also receives rental income on certain leased properties. As of December 31, 2023, aggregate future minimum rental income to be received under noncancelable leases totaled $442,000. Total facility net operating lease expense or revenue recorded under all operating leases was a net expense of $844,000 in 2023, $396,000 in 2022, and $361,000 in 2021. Total ATM lease expense, including the costs related to servicing those ATM's, was $2.1 million in 2023, $1.9 million in 2022, and $1.2 million in 2021.

The following table below is the estimated aggregate minimum annual rental commitments at December 31, 2023:

	2024	2025	2026	2027	2028	2029 and thereafter
Rental commitment	$ 1,179	$ 1,021	$ 811	$ 770	$ 769	$ 1,023

Legal proceedings

The Company and its subsidiaries, from time to time, pursue collection suits and other actions that arise in the ordinary course of business against their borrowers and are defendants in legal actions arising from normal business activities. Management, after consultation with legal counsel, believes that the ultimate liabilities, if any, resulting from these actions will not have a material adverse effect on the financial position of the Bank or on the consolidated financial position of the Company based on all known information at this time.

Note 15: Regulatory & Capital Matters

The Bank is subject to the risk-based capital regulatory guidelines, which include the methodology for calculating the risk-weighted Bank assets, developed by the Office of the Comptroller of the Currency (the "OCC") and the other bank regulatory agencies. In connection with the current economic environment, the Bank's current level of nonperforming assets and the risk-based capital guidelines, the Bank's board of directors' guidelines are for the Bank to maintain a Tier 1 leverage capital ratio at or above eight percent (8%) and a total risk-based capital ratio at or above twelve percent (12%). The Bank currently exceeds those thresholds.

Bank holding companies are required to maintain minimum levels of capital in accordance with capital guidelines implemented by the Board of Governors of the Federal Reserve System. The general bank and holding company capital adequacy guidelines in force as of the periods reported are shown in the accompanying table, as are the capital ratios of the Company and the Bank, as of December 31, 2023, and December 31, 2022.

In July 2013, the U.S. federal banking authorities issued final rules (the "Basel III Rules") establishing more stringent regulatory capital requirements for U.S. banking institutions, which went into effect on January 1, 2015. A detailed discussion of the Basel III Rules is included in Part I, Item 1 of the annual report under the heading "Supervision and Regulation."

The Company and the Bank are subject to regulatory capital requirements administered by federal banking agencies. The capital ratios below are calculated pursuant to the capital requirements in effect for the periods reported below.

Capital levels and industry defined regulatory minimum required levels at December 31, were as follows:

	Actual		Minimum Capital Adequacy with Capital Conservation Buffer, if applicable[1]		Well Capitalized Under Prompt Corrective Action Provisions[2]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2023						
Common equity tier 1 capital to risk weighted assets						
Consolidated	$ 547,721	11.37 %	$ 337,207	7.00 %	N/A	N/A
Old Second Bank	592,413	12.32	336,598	7.00	$ 312,556	6.50 %
Total capital to risk weighted assets						
Consolidated	677,076	14.06	505,640	10.50	N/A	N/A
Old Second Bank	636,768	13.24	504,990	10.50	480,943	10.00
Tier 1 capital to risk weighted assets						
Consolidated	572,721	11.89	409,430	8.50	N/A	N/A
Old Second Bank	592,413	12.32	408,727	8.50	384,684	8.00
Tier 1 capital to average assets						
Consolidated	572,721	10.06	227,722	4.00	N/A	N/A
Old Second Bank	592,413	10.41	227,632	4.00	284,540	5.00
2022						
Common equity tier 1 capital to risk weighted assets						
Consolidated	$ 457,206	9.67 %	$ 330,966	7.00 %	N/A	N/A
Old Second Bank	552,404	11.70	330,498	7.00	$ 306,891	6.50 %
Total capital to risk weighted assets						
Consolidated	592,039	12.52	496,518	10.50	N/A	N/A
Old Second Bank	602,237	12.75	495,960	10.50	472,343	10.00
Tier 1 capital to risk weighted assets						
Consolidated	482,206	10.20	401,838	8.50	N/A	N/A
Old Second Bank	552,404	11.70	401,319	8.50	377,712	8.00
Tier 1 capital to average assets						
Consolidated	482,206	8.14	236,956	4.00	N/A	N/A
Old Second Bank	552,404	9.32	237,083	4.00	296,354	5.00

[1] *Amounts are shown inclusive of a capital conservation buffer of 2.50%.*

[2] *The prompt corrective action provisions are only applicable at the Bank level. The Bank exceeded the general minimum regulatory requirements to be considered "well capitalized."*

As part of its response to the impact of the COVID-19 pandemic, in the first quarter of 2020, U.S. federal regulatory authorities issued an interim final rule that provided banking organizations that adopted CECL during the 2020 calendar year with the option to delay for two years the estimated impact of CECL on regulatory capital relative to regulatory capital determined under the prior incurred loss methodology, followed by a three-year transition period to phase out the aggregate amount of the capital benefit provided during the initial two-year delay (i.e., a five-year transition in total). In connection with our adoption of CECL on January 1, 2020, we elected to utilize the five-year CECL transition. The cumulative amount that is not recognized in regulatory capital, in addition to the $3.8 million Day 1 impact of CECL adoption, will be phased in at 25% per year beginning January 1, 2022. As of December 31, 2023, the capital measures of the Company exclude $1.9 million, which is the Day 1 impact to retained earnings and 50% of the increase in the allowance for credit losses during 2020 and 2021, excluding PCD loans and acquisition related adjustments.

Dividend Restrictions

In addition to the above requirements, banking regulations and capital guidelines generally limit the amount of dividends that may be paid by a Bank without prior regulatory approval. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's profits, combined with the retained profit of the previous two years, subject to the capital requirements described above. As of December 31, 2023, the Company had total dividend availability of $60.4 million from the Bank, per regulatory guidelines. Pursuant to the Basel III rules that were fully phased-in at January 1, 2019, the Bank must keep a capital conservation buffer of 2.5% on all risk-based capital requirements in order to avoid additional limitations on capital distributions.

Note 16: Mortgage Banking Derivatives

Commitments to fund certain mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of mortgage loans to third party investors are considered derivatives. It is the Company's practice to sell mortgage-backed securities ("MBS") contracts for the future delivery to economically hedge the effect of changes in interest rates resulting from its commitments to fund the loans. These contracts are also derivatives and collectively with the forward commitments for the future delivery of mortgage loans are considered forward contracts. These mortgage banking derivatives, which are not designated in hedge relationships using the accepted accounting for derivative instruments and hedging activities at December 31, were as follows:

	2023		2022	
Forward contracts:				
Notional amount	$	6,000	$	2,750
Fair value		(46)		20
Rate lock commitments:				
Notional amount	$	1,312	$	2,548
Fair value		36		56

Fair values were estimated based on changes in mortgage interest rates from the date of the commitments. The Company sold $52.1 million in loans to investors receiving proceeds of $52.2 million and resulting in a gain on sale of $1.5 million for the year ended December 31, 2023. Sales to investors included $30.5 million, or 60.0% to FNMA and $9.8 million, or 19.3%, to FHLMC for the year ended December 31, 2023. No other individual investor was sold more than 10% of the total loans sold.

Note 17: Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy established by the Company also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs that may be used to measure fair value are:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company has the ability to access as of the measurement date.

> Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

> Level 3: Significant unobservable inputs that reflect a company's own view about the assumptions that market participants would use in pricing an asset or liability.

During the period ending December 31, 2023, $14.9 million of asset-backed securities and $6.8 million of collateralized mortgage obligations were transferred to Level 2 from Level 3. During the period ending December 31, 2022, $15.0 million of asset-backed securities and $6.8 million of collateralized mortgage obligations were transferred to Level 3 from Level 2. These transfers are due to lack of sufficient market activity in 2022 to provide observable inputs.

The majority of securities are valued by external pricing services or dealer market participants and are classified in Level 2 of the fair value hierarchy. Both market and income valuation approaches are utilized. Quarterly, the Company evaluates the methodologies used by the external pricing services or dealer market participants to develop the fair values to determine whether the results of the valuations are representative of an exit price in the Company's principal markets and an appropriate representation of fair value. The Company uses the following methods and significant assumptions to estimate fair value:

- Government-sponsored agency debt securities are primarily priced using available market information through processes such as benchmark spreads, market valuations of like securities, like securities groupings and matrix pricing.
- Other government-sponsored agency securities, MBS and some of the actively traded real estate mortgage investment conduits and collateralized mortgage obligations are priced using available market information including benchmark yields, prepayment speeds, spreads, volatility of similar securities and trade date.
- State and political subdivisions are largely grouped by characteristics (e.g., geographical data and source of revenue in trade dissemination systems). Because some securities are not traded daily and due to other grouping limitations, active market quotes are often obtained using benchmarking for like securities.
- Auction rate asset backed securities are priced using market spreads, cash flows, prepayment speeds, and loss analytics.
- Annually every security holding is priced by a pricing service independent of the regular and recurring pricing services used. The independent service provides a measurement to indicate if the price assigned by the regular service is within or outside of a reasonable range. Management reviews this report and applies judgment in adjusting calculations at year end related to securities pricing.
- Residential mortgage loans available for sale in the secondary market are carried at fair market value. The fair value of loans held-for-sale is determined using quoted secondary market prices.
- Lending related commitments to fund certain residential mortgage loans, e.g., residential mortgage loans with locked interest rates to be sold in the secondary market and forward commitments for the future delivery of mortgage loans to third party investors as well as forward commitments for future delivery of MBS are considered derivatives. Fair values are estimated based on observable changes in mortgage interest rates including prices for MBS from the date of the commitment and do not typically involve significant judgments by management.
- The fair value of mortgage servicing rights is based on a valuation model that calculates the present value of estimated net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income to derive the resultant value. The Company is able to compare the valuation model inputs, such as the discount rate, prepayment speeds, weighted average delinquency and foreclosure/bankruptcy rates to widely available published industry data for reasonableness.
- Interest rate swap positions, both assets and liabilities, are based on valuation pricing models using an income approach reflecting readily observable market parameters such as interest rate yield curves.
- The fair value of individually evaluated loans with specific allocations of the ACL is essentially based on recent real estate appraisals or the fair value of the collateralized asset. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are made in the appraisal process by the appraisers to reflect differences between the available comparable sales and income data. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value.
- Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of carrying amount or fair value, less costs to sell. Fair values are based on third party appraisals of the property, resulting in a Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, a valuation loss is recognized.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

The tables below present the balance of assets and liabilities at December 31, measured by the Company at fair value on a recurring basis are as follows:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities available-for-sale				
U.S. Treasury	$ 169,574	$ -	$ -	$ 169,574
U.S. government agencies	-	56,959	-	56,959
U.S. government agencies mortgage-backed	-	106,370	-	106,370
States and political subdivisions	-	214,006	15,329	229,335
Collateralized mortgage obligations	-	392,544	-	392,544
Asset-backed securities	-	66,166	-	66,166
Collateralized loan obligations	-	171,881	-	171,881
Loans held-for-sale	-	1,322	-	1,322
Mortgage servicing rights	-	-	10,344	10,344
Interest rate swap agreements, including risk participation agreement	-	5,391	-	5,391
Mortgage banking derivatives	-	(10)	-	(10)
Total	$ 169,574	$ 1,014,629	$ 25,673	$ 1,209,876
Liabilities:				
Interest rate swap agreements, including risk participation agreements	$ -	$ 8,324	$ -	$ 8,324
Total	$ -	$ 8,324	$ -	$ 8,324

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities available-for-sale				
U.S. Treasury	$ 212,129	$ -	$ -	$ 212,129
U.S. government agencies	-	56,048	-	56,048
U.S. government agencies mortgage-backed	-	124,990	-	124,990
States and political subdivisions	-	211,899	14,229	226,128
Corporate bonds	-	9,622	-	9,622
Collateralized mortgage obligations	-	526,998	6,770	533,768
Asset-backed securities	-	186,916	15,012	201,928
Collateralized loan obligations	-	174,746	-	174,746
Loans held-for-sale	-	491	-	491
Mortgage servicing rights	-	-	11,189	11,189
Interest rate swap agreements	-	6,516	-	6,516
Mortgage banking derivatives	-	76	-	76
Total	$ 212,129	$ 1,298,302	$ 47,200	$ 1,557,631
Liabilities:				
Interest rate swap agreements, including risk participation agreements	$ -	$ 12,265	$ -	$ 12,265
Total	$ -	$ 12,265	$ -	$ 12,265

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are as follows:

	Year Ended December 31, 2023			
	Securities available-for-sale			
	Asset-backed Securities	Collateralized Mortgage Obligations	States and Political Subdivisions	Mortgage Servicing Rights
Beginning balance January 1, 2023	$ 15,012	$ 6,770	$ 14,229	$ 11,189
Transfers out of Level 3	(14,885)	(6,764)	-	-
Total gains or losses				
Included in earnings	(11)	-	(134)	(924)
Included in other comprehensive income	226	(6)	1,010	-
Purchases, issuances, sales, and settlements				
Purchases	-	-	782	-
Issuances	-	-	-	580
Settlements	(342)	-	(558)	(501)
Ending balance December 31, 2023	$ -	$ -	$ 15,329	$ 10,344

	Year Ended December 31, 2022			
	Securities available-for-sale			
	Asset-backed Securities	Collateralized Mortgage Obligations	States and Political Subdivisions	Mortgage Servicing Rights
Beginning balance January 1, 2022	$ -	$ -	$ 15,236	$ 7,097
Transfers into Level 3	15,012	6,770	-	-
Transfers out of Level 3	-	-	-	-
Total gains or losses				
Included in earnings	-	-	(136)	4,106
Included in other comprehensive income	-	-	(86)	-
Purchases, issuances, sales, and settlements				
Purchases	-	-	519	-
Issuances	-	-	-	915
Settlements	-	-	(1,304)	(929)
Ending balance December 31, 2022	$ 15,012	$ 6,770	$ 14,229	$ 11,189

The following table and commentary presents quantitative and qualitative information about Level 3 fair value measurements as of December 31, 2023:

Measured at fair value on a recurring basis:	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range of Input	Weighted Average of Inputs
States and political subdivisions	$ 15,329	Discounted Cash Flow	Discount Rate	3.2 – 5.6%	4.8 %
			Liquidity Premium	0.0 – 0.5%	0.4 %
Mortgage servicing rights	$ 10,344	Discounted Cash Flow	Discount Rate	9.0 – 11.0%	9.0 %
			Prepayment Speed	5.1 – 33.0%	6.6 %

The following table and commentary presents quantitative and qualitative information about Level 3 fair value measurements as of December 31, 2022:

Measured at fair value on a recurring basis:	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range of Input	Weighted Average of Inputs
States and political subdivisions	$ 14,229	Discounted Cash Flow	Discount Rate	2.3 – 5.8%	4.4 %
			Liquidity Premium	0.3 – 0.5%	0.5 %
Collateralized mortgage obligations	$ 6,770	Discounted Cash Flow	Discount Rate	7.0 – 7.0%	7.0 %
Asset-backed securities	$ 15,012	Discounted Cash Flow	Discount Rate	6.2 – 6.5%	6.3 %
Mortgage servicing rights	$ 11,189	Discounted Cash Flow	Discount Rate	9.0 – 11.0%	9.0 %
			Prepayment Speed	3.6 – 27.3%	6.2 %

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis:

The Company may be required, from time to time, to measure certain other assets at fair value on a nonrecurring basis in accordance with GAAP. These assets consist of individually evaluated loans and OREO. For assets measured at fair value on a nonrecurring basis at December 31, the following tables provide the level of valuation assumptions used to determine each valuation and the carrying value of the related assets:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans[1]	$ -	$ -	$ 66,180	$ 66,180
Other real estate owned, net[2]	-	-	5,123	5,123
Total	$ -	$ -	$ 71,303	$ 71,303

[1] Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans and to a lesser extent the discounted cash flow, had a carrying amount of $77.3 million and a valuation allowance of $11.1 million, resulting in a decrease of specific allocations within the provision for credit losses of $6.5 million for the year ending December 31, 2023.

[2] OREO is measured at the lower of carrying or fair value less costs to sell, and had a net carrying amount of $5.1 million, which is made up of the outstanding balance of $5.2 million, net of a valuation allowance of $118,000 at December 31, 2023.

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Individually evaluated loans[1]	$ -	$ -	$ 47,700	$ 47,700
Other real estate owned, net[2]	-	-	1,561	1,561
Total	$ -	$ -	$ 49,261	$ 49,261

[1] Represents carrying value and related write-downs of loans for which adjustments are substantially based on the appraised value of collateral for collateral-dependent loans and to a lesser extent the discounted cash flow, had a carrying amount of $65.3 million and a valuation allowance of $17.6 million, resulting in an increase of specific allocations within the provision for credit losses of $12.2 million for the year ending December 31, 2022.

[2] OREO is measured at the lower of carrying or fair value less costs to sell, and had a net carrying amount of $1.6 million, which is made up of the outstanding balance of $2.5 million, net of a valuation allowance of $856,000 and purchase accounting adjustments of $131,000 at December 31, 2022.

These OREO and individually evaluated loan valuations include assumptions related to cash flow projections, discount rates, and recent comparable sales. The numerical range of unobservable inputs for these valuation assumptions are not meaningful.

Note 18: Fair Value of Financial Instruments

The estimated fair values approximate carrying amount for all items except those described in the following table. Securities available-for-sale fair values are based upon market prices or dealer quotes, and if no such information is available, on the rate and term of the security. The carrying value of FHLBC stock approximates fair value as the stock is nonmarketable and can only be sold to the FHLBC or another member institution at par. FHLBC stock is carried at cost and considered a Level 2 fair value. For December 31, 2023 and 2022, the fair values of loans and leases are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors. The fair value of time deposits is estimated using discounted future cash flows at current rates offered for deposits of similar remaining maturities. The fair values of borrowings were estimated based on interest rates available to the Company for debt with similar terms and remaining maturities. The fair value of off balance sheet volume is not considered material. The fair value of mortgage banking derivatives is discussed in Note 16: Mortgage Banking Derivatives, above.

The carrying amount and estimated fair values of financial instruments at December 31, were as follows:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			December 31, 2023		
Financial assets:					
Cash and due from banks	$ 55,534	$ 55,534	$ 55,534	$ -	$ -
Interest earning deposits with financial institutions	44,611	44,611	44,611	-	-
Securities available-for-sale	1,192,829	1,192,829	169,574	1,007,926	15,329
FHLBC and FRBC stock	33,355	33,355	-	33,355	-
Loans held-for-sale	1,322	1,322	-	1,322	-
Net loans	3,998,689	3,876,381	-	-	3,876,381
Mortgage servicing rights	10,344	10,344	-	-	10,344
Interest rate swap agreements	5,302	5,302	-	5,302	-
Interest rate lock commitments and forward contracts	(10)	(10)	-	(10)	-
Interest receivable on securities and loans	27,159	27,159	-	27,159	-
Financial liabilities:					
Noninterest bearing deposits	$ 1,834,891	$ 1,834,891	$ 1,834,891	$ -	$ -
Interest bearing deposits	2,735,855	2,726,223	-	2,726,223	-
Securities sold under repurchase agreements	26,470	26,470	-	26,470	-
Other short-term borrowings	405,000	405,000	-	405,000	-
Junior subordinated debentures	25,773	20,361	-	20,361	-
Subordinated debentures	59,382	47,982	-	47,982	-
Interest rate swap agreements	8,324	8,324	-	8,324	-
Interest payable on deposits and borrowings	2,962	2,962	-	2,962	-

	December 31, 2022				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Financial assets:					
Cash and due from banks	$ 56,632	$ 56,632	$ 56,632	$ -	$ -
Interest earning deposits with financial institutions	58,545	58,545	58,545	-	-
Securities available-for-sale	1,539,359	1,539,359	212,129	1,291,219	36,011
FHLBC and FRBC stock	20,530	20,530	-	20,530	-
Loans held-for-sale	491	491	-	491	-
Net loans	3,820,129	3,681,387	-	-	3,681,387
Mortgage servicing rights	11,189	11,189	-	-	11,189
Interest rate swap agreements	6,391	6,391	-	6,391	-
Interest rate lock commitments and forward contracts	76	76	-	76	-
Interest receivable on securities and loans	22,661	22,661	-	22,661	-
Financial liabilities:					
Noninterest bearing deposits	$ 2,051,702	$ 2,051,702	$ 2,051,702	$ -	$ -
Interest bearing deposits	3,059,021	3,042,740	-	3,042,740	-
Securities sold under repurchase agreements	32,156	32,156	-	32,156	-
Other short-term borrowings	90,000	90,000	-	90,000	-
Junior subordinated debentures	25,773	21,907	-	21,907	-
Subordinated debentures	59,297	52,322	-	52,322	-
Senior notes	44,585	44,248	44,248	-	-
Note payable and other borrowings	9,000	8,984	-	8,984	-
Interest rate swap agreements	12,264	12,264	-	12,264	-
Interest payable on deposits and borrowings	1,657	1,657	-	1,657	-

Note 19: Financial Instruments with Off-Balance Sheet Risk and Derivative Transactions

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's loan portfolio.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. The aggregate fair value of the swaps are recorded in other assets or other liabilities with changes in fair value recorded in other comprehensive income, net of tax. The amount included in other comprehensive income would be reclassified to current earnings should all or a portion of the hedge no longer be considered effective. For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income and subsequently reclassified into interest income or interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income or expense as interest payments are received on the variable rate loan pools or paid on the Company's fixed-rate borrowings.

Interest rate swaps with notional amounts totaling $300.0 million and $250.0 million as of December 31, 2023 and 2022, respectively, were designated as cash flow hedges of certain variable rate commercial and commercial real estate loan pools. Each of these hedges were executed to pay variable and receive fixed rate cash flows. Each of these hedges was determined to be effective during all periods presented and the Company expects the hedges to remain effective during the remaining terms of the swaps.

An interest rate swap with a notional amount of $25.8 million as of December 31, 2023 and 2022, is designated as a cash flow hedge of junior subordinated debentures and was executed to pay fixed and receive variable rate cash flows. The hedge was determined to be effective during all periods presented and the Company expects the hedge to remain effective during the remaining terms of the swap.

During the next twelve months, the Company estimates that an additional $5.1 million will be reclassified as an increase to interest income and an additional $546,000 will be reclassified as an increase to interest expense.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. The notional amounts of interest rate swaps with its loan customers as of December 31, 2023 and 2022 were $104.8 million and $110.6 million, respectively. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings.

At December 31, 2023 and 2022, the Company had $7.3 million and $11.2 million of cash collateral pledged with two correspondent financial institutions, respectively. The Company held $4.1 million and $5.3 million of cash pledged from one correspondent financial institution to support the interest rate swap activity during the years presented, respectively. No investment securities were required to be pledged to any correspondent financial institution during 2023 or 2022. The Company offsets derivative assets and liabilities that are subject to a master netting arrangement.

The Company also grants mortgage loan interest rate lock commitments to borrowers, subject to normal loan underwriting standards. The interest rate risk associated with these loan interest rate lock commitments is managed with contracts for future deliveries of loans as well as selling forward mortgage-backed securities contracts. Loan interest rate lock commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The notional amount of these commitments at December 31, 2023 and 2022 were $8.4 million and $5.3 million. Commitments to originate residential mortgage loans held-for-sale and forward commitments to sell residential mortgage loans or forward MBS contracts are considered derivative instruments and changes in the fair value are recorded to mortgage banking revenue. Fair values are estimated based on observable changes in mortgage interest rates including mortgage-backed securities prices from the date of the commitment.

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Balance Sheets as of December 31, were as follows:

Fair Value of Derivative Instruments

	No. of Trans.	Notional Amount $	Balance Sheet Location	Fair Value $	Balance Sheet Location	Fair Value $
December 31, 2023						
Derivatives designated as hedging instruments						
Interest rate swap agreements	5	325,774	Other Assets	2,576	Other Liabilities	5,598
Total derivatives designated as hedging instruments				2,576		5,598
Derivatives not designated as hedging instruments						
Interest rate swaps with commercial loan customers	17	104,777	Other Assets	2,726	Other Liabilities	2,726
Interest rate lock commitments and forward contracts	24	8,375	Other Assets	(10)	Other Liabilities	-
Other contracts	4	44,790	Other Assets	89	Other Liabilities	-
Total derivatives not designated as hedging instruments				2,805		2,726

	No. of Trans.	Notional Amount $	Balance Sheet Location	Fair Value $	Balance Sheet Location	Fair Value $
December 31, 2022						
Derivatives designated as hedging instruments						
Interest rate swap agreements	4	275,774	Other Assets	2,737	Other Liabilities	8,610
Total derivatives designated as hedging instruments				2,737		8,610
Derivatives not designated as hedging instruments						
Interest rate swaps with commercial loan customers	21	110,647	Other Assets	3,654	Other Liabilities	3,654
Interest rate lock commitments and forward contracts	28	5,298	Other Assets	76	Other Liabilities	-
Other contracts	4	43,699	Other Assets	125	Other Liabilities	1
Total derivatives not designated as hedging instruments				3,855		3,655

Disclosure of the Effect of Fair Value and Cash Flow Hedge Accounting

The fair value and cash flow hedge accounting related to derivatives covered under ASC Subtopic 815-20 impacted Accumulated Other Comprehensive Income ("AOCI") and the Income Statement. The loss recognized in AOCI on derivatives totaled $2.2 million, $4.2 million, and $2.4 million as of December 31, 2023, 2022, and 2021, respectively. The amount of the loss reclassified from AOCI to interest expense on the income statement totaled $5.6 million and $373,000 for the years ended December 31, 2023 and December 31, 2022, respectively, and a gain reclassified from AOCI to interest income was $56,000 for the year ended December 31, 2021.

Credit-risk-related Contingent Features

For derivative transactions involving counterparties who are lending customers of the Company, the derivative credit exposure is managed through the normal credit review and monitoring process, which may include collateralization, financial covenants and/or financial guarantees of affiliated parties. Agreements with such customers require that losses associated with derivative transactions receive payment priority from any funds recovered should a customer default and ultimate disposition of collateral or guarantees occur.

Credit exposure to broker/dealer counterparties is managed through agreements with each derivative counterparty that require collateralization of fair value gains owed by such counterparties. Some small degree of credit exposure exists due to timing differences between when a gain may occur and the subsequent point in time that collateral is delivered to secure that gain. This is monitored by the Company and procedures are in place to minimize this exposure. Such agreements also require the Company to collateralize counterparties in circumstances wherein the fair value of the derivatives result in loss to the Company.

Other provisions of such agreements define certain events that may lead to the declaration of default and/or the early termination of the derivative transaction(s), including the following:
- if the Company either defaults or is capable of being declared in default on any of its indebtedness (exclusive of deposit obligations);
- if a merger occurs that materially changes the Company's creditworthiness in an adverse manner; or
- if certain specified adverse regulatory actions occur, such as the issuance of a Cease and Desist Order, or citations for actions considered Unsafe and Unsound or that may lead to the termination of deposit insurance coverage by the Federal Deposit Insurance Corporation.

Note 20: Preferred Stock

Preferred stock of 300,000 shares is authorized but unissued as of December 31, 2023 and 2022.

Note 21: Parent Company Condensed Financial Information

Condensed Balance Sheets for the years ended December 31, were as follows:

	2023	2022
Assets		
Noninterest bearing deposit with bank subsidiary	$ 36,686	$ 39,167
Investment in subsidiaries	620,663	555,140
Other assets	6,183	6,526
Total assets	$ 663,532	$ 600,833
Liabilities and Stockholders' Equity		
Junior subordinated debentures	$ 25,773	$ 25,773
Subordinated debt	59,382	59,297
Senior notes	-	44,585
Notes payable	-	9,000
Other liabilities	1,096	1,037
Stockholders' equity	577,281	461,141
Total liabilities and stockholders' equity	$ 663,532	$ 600,833

Condensed Statements of Income for the years ended December 31 were as follows:

	2023	2022	2021
Operating Income			
Cash dividends received from subsidiaries	$ 65,000	$ 40,000	$ 40,000
Other income	67	29	15
Total operating income	65,067	40,029	40,015
Operating Expenses			
Junior subordinated debentures	1,095	1,136	1,133
Subordinated debt	2,185	2,185	1,610
Senior notes	2,408	2,682	2,692
Notes payable	87	385	291
Other expenses	5,947	5,086	6,918
Total operating expense	11,722	11,474	12,644
Income before income taxes and equity in undistributed net income of subsidiaries	53,345	28,555	27,371
Income tax benefit	(3,309)	(3,216)	(2,986)
Income before equity in undistributed net income of subsidiaries	56,654	31,771	30,357
Equity in undistributed net income of subsidiaries	35,075	35,634	(10,313)
Net income available to common stockholders	$ 91,729	$ 67,405	$ 20,044

Condensed Statements of Cash Flows for the years ended December 31, were as follows:

	2023	2022	2021
Cash Flows from Operating Activities			
Net Income	$ 91,729	$ 67,405	$ 20,044
Adjustments to reconcile net income to net cash from operating activities:			
Equity in undistributed net income of subsidiaries	(35,075)	(35,634)	10,313
Provision for deferred tax (benefit) expense	(513)	91	(248)
Change in taxes payable	794	(4,694)	(695)
Change in other assets	(43)	12	(12)
Stock-based compensation	3,603	2,960	1,435
Other, net	575	(2,753)	961
Net cash provided by operating activities	61,070	27,387	31,798
Cash Flows from Investing Activities			
Cash paid for acquisition, net of cash and cash equivalents retained	-	-	(94,406)
Net cash used in investing activities	-	-	(94,406)
Cash Flows from Financing Activities			
Dividend paid on common stock	(8,946)	(8,877)	(4,612)
Purchases of treasury stock	(605)	(455)	(10,417)
Issuance of sub debt	-	-	59,148
Repayment of term note	(9,000)	(4,000)	(4,000)
Repayment of senior note	(45,000)	-	-
Net cash (used in) provided by financing activities	(63,551)	(13,332)	40,119
Net change in cash and cash equivalents	(2,481)	14,055	(22,489)
Cash and cash equivalents at beginning of year	39,167	25,112	47,601
Cash and cash equivalents at end of year	$ 36,686	$ 39,167	$ 25,112

Note 22: Employee Benefit Plans

Old Second Bancorp, Inc. Employees 401(k) Savings Plan and Trust

The Company sponsors a qualified, tax-exempt defined contribution plan (the "401(k) Plan") qualifying under section 401(k) of the Internal Revenue Code. Virtually all employees are eligible to participate after meeting certain age and service requirements. Eligible employees are permitted to contribute up to a dollar limit set by law of their compensation to the 401(k) Plan. For the years ended December 31, 2023, 2022 and 2021, a discretionary match equal to 100% of the first 3% and 50% of the next 2% was made to participants of the 401(k) Plan. Participants are 100% vested in the discretionary matching contributions. Participants can choose between several different investment options under the 401(k) Plan, including shares of the Company's common stock. An additional component of the 401(k) Plan arrangement allows the Company to make annual discretionary profit sharing contributions based on the Company's profitability in a given year, and on each participant's annual compensation. The Company elected not to make a discretionary profit sharing contribution for the years end December 31, 2023, 2022 and 2021.

The total expense relating to the 401(k) Plan was approximately $2.2 million in 2023, $2.0 million in 2022 and $1.4 million in 2021.

Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan for Executives and Directors

The Company sponsors a deferred compensation plan, which is a means by which certain executives and directors may voluntarily defer a portion of their salary, bonus and directors fees, as applicable. This plan is an unfunded, nonqualified deferred compensation arrangement. Company obligations under this arrangement as of December 31, 2023 and 2022 are included in other liabilities.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Old Second Bancorp, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying balance sheets of Old Second Bancorp, Inc. and its subsidiaries (the "Company") as of December 31, 2023, and 2022, the related statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the COSO framework.

Basis for Opinion

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses on Collectively Evaluated Loans – Refer to Notes 1 and 5 to the Consolidated Financial Statements

Critical Audit Matter Description

As described in Notes 1 and 5 to the consolidated financial statements, management's estimate of the allowance for credit losses (ACL) at December 31, 2023, includes a reserve on collectively evaluated loans. Significant assumptions in management's estimate of the reserve on collectively evaluated loans include (i) the length of the reasonable and supportable forecast period, (ii) the estimated remaining life of each segment, and (iii) qualitative factor adjustments. In evaluating whether qualitative factor adjustments are necessary, management considers internal and external qualitative and credit market risk factors as described in Note 1 to the consolidated financial statements.

Significant judgment was required by management in the selection and application of subjective assumptions. Accordingly, performing audit procedures to evaluate the Company's estimated ACL involved a high degree of auditor judgment and required significant effort, including the involvement of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's estimate of the ACL included, but was not limited to, the following:

- We tested the design and operating effectiveness of management's controls over key assumptions and judgments, the CECL estimation model for loan portfolios, and management's determination of qualitative adjustments.
- We tested management's process for determining reserves on collectively evaluated loans including:
    - Evaluation of the appropriateness of management's methodology.
    - Testing the completeness and accuracy of data utilized by management.
    - Evaluation of the relevance and reliability of information used by management in the development of the estimate.
    - Evaluation of the reasonableness of significant assumptions used in the estimate, including consideration of whether assumptions used were reasonable given portfolio composition; relevant external factors, including economic conditions; and consideration of historical or recent experience and conditions and events affecting the Company.

/s/ Plante & Moran PLLC

We have served as the Company's auditor since 2010.

Chicago, Illinois
March 7, 2024

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2023. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and such information is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a–15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2023, management assessed the effectiveness of the Company's internal control over financial reporting based on the framework established in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2023, based on the criteria specified.

Plante & Moran PLLC, the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report, included herein, on the Company's internal control over financial reporting as of December 31, 2023.

Item 9B. Other Information

Trading Plans

During the three months ended December 31, 2023, no director or "officer" of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.


PART III


Item 10. Directors, Executive Officers and Corporate Governance

The Company incorporates by reference the information required by Item 10 that is contained in the Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after December 31, 2023, on form DEF 14A (the "Proxy Statement"), under the following captions:
- "Proposal 1—Election of Directors," including "—Director Experience" and "—Biographical Information for Executive Officers;"
- "Corporate Governance and the Board of Directors—Code of Business Conduct and Ethics;" and
- "Corporate Governance and the Board of Directors —Committees of the Board of Directors—Audit Committee;" and
- "Delinquent Section 16(a) Reports."

There have been no material changes to the procedures by which security holders may recommend nominees to our Board of Directors.

Item 11. Executive Compensation

The Company incorporates by reference the information required by Item 11 that is contained in our Proxy Statement under the following captions:

- "Compensation Discussion and Analysis;"
- "Compensation Committee Report;"
- "Executive Compensation;"
- "Director Compensation;" and
- "Corporate Governance and the Board of Directors—Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information for (i) all equity compensation plans previously approved by the Company's stockholders and (ii) all equity compensation plans not previously approved by the Company's stockholders. Equity compensation includes options, warrants, rights and restricted stock units which may be granted from time to time. As of December 31, 2023, the below equity awards were outstanding:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon the exercise of outstanding options and restricted stock units	Weighted-average exercise price of outstanding options and restricted stock units	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders[1]	709,237	$ 14.26	990,178
Equity compensation plans not approved by security holders	-	-	-
Total	709,237	$ 14.26	990,178

[1] *Reflects the outstanding awards and the total remaining share reserve under our 2019 Equity Incentive Plan, as Amended and Restated.*

The Company incorporates by reference the other information that is required by this Item 12 that is contained in our Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

Item 13. Certain Relationships and Related Transactions, and Director Independence

The Company incorporates by reference the information that is required by this Item 13 that is contained in our Proxy Statement under the captions "Corporate Governance and the Board of Directors - Director Independence" and "- Certain Relationships and Related Party Transactions."

Item 14. Principal Accountant Fees and Services

The Company incorporates by reference the information required by this Item 14 that is contained in our Proxy Statement under the caption "Ratification of our Independent Public Accountants."

Independent Registered Public Accounting Firm:

Name: Plante & Moran, PLLC
Location: Chicago, Illinois
PCAOB ID: 166

PART IV

Item 15. Exhibits and Financial Statement Schedules

    (1) **Index to Financial Statements:** See Part II--Item 8. Financial Statements and Supplementary Data.

    (2) **Financial Statement Schedules**

All financial statement schedules as required by Item 8 of Form 10-K have been omitted because the information requested is either not applicable or has been included in the consolidated financial statements or notes thereto.

    (3) **Exhibits: See Exhibit Index.**

Item 16. Form 10-K Summary

Not Applicable.

Exhibits:

EXHIBIT NO.	EXHIBIT INDEX Description of Exhibits
2.1	Agreement and Plan of Merger between Old Second Bancorp, Inc. and West Suburban Bancorp, Inc. dated as of July 25, 2021 (incorporated by reference to Exhibit 2.1 of the Old Second Bancorp, Inc. Current Report on Form 8-K filed on July 26, 2021).+
3.1	Restated Certificate of Incorporation of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Annual Report on Form 10-K filed on March 11, 2016.
3.2	Amendment to Old Second Bancorp, Inc.'s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on May 22, 2019).
3.3	Certificate of Elimination Eliminating References to Series A Junior Participating Preferred Stock From the Restated Certificate of Incorporation, as Amended, of Old Second Bancorp. Inc. (incorporated by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K filed on June 5, 2019).
3.4	Bylaws of Old Second Bancorp, Inc., as amended and restated through November 4, 2020 (incorporated by reference to Exhibit 3.1 of the Company's Form 10-Q filed on November 6, 2020).
4.1	Specimen Common Stock Certificate of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of the Company's Registration Statement on Form S-1 filed on January 17, 2014).
4.2	Indenture, dated as of December 15, 2016, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.3	First Supplemental Indenture, dated as of December 15, 2016, between the Company and Wells Fargo Bank National Association (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.4	Form of 5.750% Fixed-to-Floating Rate Senior Notes Due 2026 (incorporated by reference to Exhibit 5.1 of the Company's Current Report on Form 8-K filed on December 15, 2016).
4.5#	Description of Capital Stock.
4.6	Form of 3.50% Fixed-to-Floating Subordinated Note due April 15, 2031 of Old Second Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K filed on April 7, 2021).

10.1	Indenture between Old Second Bancorp, Inc. as issuer, and Wells Fargo Bank, National Association, as Trustee, dated as of April 30, 2007 (incorporated by reference to Exhibit 99(b)(2) of the Company's Amendment No. 1 to Schedule TO filed on May 2, 2007).
10.2*	Employment Agreement, dated September 16, 2014, by and among Old Second Bancorp, Inc. and James L. Eccher (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 18, 2014).
10.3*	Offer Letter, dated August 1, 2016, between Old Second National Bank and Gary Collins (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 8, 2016).
10.4*	Offer letter, dated April 3, 2017, between the Company and Bradley Adams (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on August 7, 2017).
10.5*	Revised Compensation and Benefits Assurance Agreement, dated as of April 25, 2017, between the Company and Gary Collins (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 28, 2017).
10.6*	Compensation and Benefits Assurance Agreement, dated May 2, 2017, between the Company and Bradley Adams (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on August 7, 2017).
10.7*	First Amendment of Old Second Bancorp, Inc. Employment Agreement with James Eccher dated as of September 1, 2017 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 1, 2017).
10.8*	Form of Compensation and Benefits Assurance Agreement (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on September 1, 2017). Pursuant to Instruction 2 of Item 601, one form of Compensation and Benefits Assurance Agreement has been filed which has been executed by each of the following executive officers: Keith Gottschalk and Donald Pilmer.
10.9*	Executive Annual Incentive Plan dated February 19, 2018 (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 23, 2018).
10.10*	Old Second Bancorp, Inc. 2019 Equity Incentive Plan, as Amended and Restated (incorporated by reference to Appendix A to the Company's definitive proxy statement for the Annual Meeting filed with the SEC on April 16, 2021).
10.11*	Form of Time Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 29, 2019).
10.12*	Form of Director Time Vesting Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed on May 29, 2019).
10.13*	Old Second Bancorp, Inc. Voluntary Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 29, 2020).
10.14*	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2021).
10.15*	Compensation and Benefits Assurance Agreement dated as of March 16, 2021, between Old Second Bancorp, Inc. and Richard A. Gartelmann, Jr., Executive Vice President (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 19, 2021).
10.16	Form of Subordinated Note Purchase Agreement, dated as of April 6, 2021, by and among Old Second Bancorp, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 7, 2021).
10.17*	Employment Agreement, dated July 25, 2021, between Old Second Bancorp, Inc. and Keith Acker (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 1, 2021).
21.1#	A list of all subsidiaries of the Company.

23.1#	Consent of Plante & Moran, PLLC.
24.1#	Power of Attorney (contained herein as part of the signature pages).
31.1#	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
31.2#	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
32.1#	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97#	Old Second Bancorp, Inc. Clawback Policy dated August 15, 2023.
101#	Interactive data files pursuant to Rule 405 of Regulation S-T: (i) Consolidated Balance Sheets dated December 31, 2023, and December 31, 2022; (ii) Consolidated Statements of Income for the Years Ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021; (v) Changes in Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail.
104#	The cover page from the Company's Annual Report on Form 10-K Report for the year ended December 31, 2023, formatted in inline XBRL and contained in Exhibit 101.

*Management contract or compensatory plan or arrangement.

+Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish supplementally a copy of any omitted schedules or similar attachment to the SEC upon request.

Filed herewith.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<center>OLD SECOND BANCORP, INC.</center>

BY: /s/ James L. Eccher
         James L. Eccher
         Chairman, President and
         Chief Executive Officer

DATE: March 7, 2024

SIGNATURES (Continued)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James L. Eccher, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James L. Eccher James L. Eccher	Chairman of the Board, President and Chief Executive Officer, Director Old Second Bancorp and Old Second National Bank (principal executive officer)	March 7, 2024
/s/ Bradley S. Adams Bradley S. Adams	Executive Vice President, Chief Operating Officer and Chief Financial Officer (principal financial and accounting officer)	March 7, 2024
/s/ Gary Collins Gary Collins	Vice Chairman of the Board, Director	March 7, 2024
/s/ Edward Bonifas Edward Bonifas	Director	March 7, 2024
/s/ Barry Finn Barry Finn	Director	March 7, 2024
/s/ Dennis Klaeser Dennis Klaeser	Director	March 7, 2024
/s/ Keith Kotche Keith Kotche	Director	March 7, 2024
/s/ John Ladowicz John Ladowicz	Director	March 7, 2024
/s/ Billy J. Lyons Billy J. Lyons	Director	March 7, 2024
/s/ Hugh McLean Hugh McLean	Director	March 7, 2024
/s/ Patti Temple Rocks Patti Temple Rocks	Director	March 7, 2024
/s/ John Williams, Jr. John Williams, Jr.	Director	March 7, 2024
/s/ Jill E. York Jill E. York	Director	March 7, 2024

(This page has been left blank intentionally.)

Old Second Bancorp, Inc. and Old Second National Bank Directors

James Eccher
Chairman, President & CEO
Old Second Bancorp, Inc. &
Old Second National Bank

Gary Collins
Vice Chairman
Old Second Bancorp, Inc. &
Old Second National Bank

Edward Bonifas
Executive Vice President
Alarm Detection Systems, Inc.

Barry Finn
Retired President & CEO
Rush-Copley Medical Center

Dennis Klaeser
Retired Executive
Former Strategic Advisor and CFO
TCF Bank

Keith Kotche
Partner
Levato & Kotche
Former Director
West Suburban Bank

John Ladowicz
Former Chairman & CEO
HeritageBanc Inc. & Heritage Bank

Billy J. Lyons
Retired National Bank Examiner
Office of the Comptroller of the
Currency

Hugh McLean
Partner
Rock Island Capital, LLC
Former Regional President
Talmer Bancorp, Inc.

Patti Temple Rocks
President
Temple Rocks Integrated
Marketing Communications

John Williams, Jr.
Vice President
Bracing Systems, Inc.
Former Director
West Suburban Bank

Jill E. York
Retired Executive
Fifth Third Bank and MB Financial
Former Partner
RSM US LLP

Old Second Bancorp, Inc. and Old Second National Bank Executive Officers

James Eccher
Chairman, President & CEO
Old Second Bancorp, Inc. &
Old Second National Bank

Gary Collins
Vice Chairman
Old Second Bancorp, Inc. &
Old Second National Bank

Bradley Adams
Executive Vice President, COO & CFO
Old Second Bancorp, Inc. &
Old Second National Bank

Donald Pilmer
Executive Vice President,
Chief Lending Officer
Old Second Bancorp, Inc. &
Old Second National Bank

Richard A. Gartelmann, Jr. CFP®
Executive Vice President,
O2 Wealth Management
Old Second Bancorp, Inc. &
Old Second National Bank

Member FDIC

LOCATIONS AS OF FEBRUARY 2024



N
Genoa
Hampshire
Pingree Grove
Sleepy Hollow
Elgin
Hoffman Estates
Arlington Heights
Burlington
Schaumburg
Sycamore
DeKalb
KANE
Wasco
Bensenville
Bloomingdale
Glendale Heights
Carol Stream
St. Charles
Maple Park
COOK
DEKALB
Elburn
Geneva
W. Chicago
Villa Park
Oak Park
Lombard
Wheaton
Winfield
Batavia
Kaneville
N. Aurora
Warrenville
Downers Grove
Oak Brook
Chicago
Hinckley
Sugar Grove
Lisle
Darien
Big Rock
Aurora
Naperville
Bolingbrook
Oak Lawn
Montgomery
Oswego
Plano
Yorkville
Romeoville
Sandwich
Lockport
KENDALL
Orland Park
Plainfield
WILL
Joliet
Mokena
Shorewood
New Lenox
Frankfort
Chicago Heights
LASALLE
Minooka
Morris
Ottawa
Peotone
GRUNDY

1. 37 S. River St., Aurora
2. 1350 N. Farnsworth Ave., Aurora
3. 2000 W Galena Blvd., Aurora
4. 335 Eola Rd., Aurora
5. 1230 N. Orchard Rd., Aurora
6. 1061 W Stearns Rd., Bartlett
7. 1991 W. Wilson St., Batavia
8. 2 South York Rd., Bensenville
9. 355 Army Trail Rd., Bloomingdale
10. 672 E Boughton Rd., Bolingbrook
11. 1104 W Boughton Rd., Bolingbrook
12. 194 S. Main St., Burlington
13. 1380 Army Trail Rd., Carol Stream
14. 401 N Gary Ave., Carol Stream
15. 9443 South Ashland Ave., Chicago
16. 6400 West North Ave., Chicago
17. 1301 West Taylor St., Chicago
18. 333 W. Wacker Dr. Ste. 1010, Chicago
19. 195 W. Joe Orr Rd., Chicago Heights
20. 8001 S Cass Ave., Darien
21. 2800 S Finley Rd., Downers Grove
22. 749 N. Main St., Elburn
23. 3290 Rt. 20, Elgin
24. 20201 S. LaGrange Rd., Frankfort
25. 1657 Bloomingdale Rd., Glendale Heights
26. 850 Essington Rd., Joliet
27. 707 N Main St., Lombard
28. 1122 S Main St., Lombard
29. 711 S Westmore - Meyers Rd., Lombard
30. 1830 Douglas Rd., Montgomery
31. 2020 Feldott Rd., Naperville
32. 200 W. John St., North Aurora
33. 17W754 22nd St., Oakbrook Terrace
34. 1200 Douglas Rd., Oswego
35. 323 E. Norris Dr., Ottawa
36. 7050 Burroughs Ave., Plano
37. 505 N Weber Rd., Romeoville
38. 1870 Stearns Rd., South Elgin
39. 3000 E Main St., St. Charles
40. 315 S Randall Rd., St. Charles
41. 522 Sugar Grove Pkwy., Sugar Grove
42. 1810 DeKalb Ave., Sycamore
43. 40 E St Charles Rd., Villa Park
44. 3S041 Route 59, Warrenville
45. 40W422 Route 64, Wasco
46. 295 West Loop Rd., Wheaton
47. 420 S. Bridge St., Yorkville
48. 26 W. Countryside Pkwy., Yorkville



Old Second
NATIONAL BANK

37 South River Street, Aurora, IL 60506-4173 • www.oldsecond.com • 1-877-866-0202

Member FDIC



Old Second

BANCORP, INC.

OLD SECOND BANCORP, INC. /// 37 SOUTH RIVER STREET, AURORA, IL 60506-4173 /// OLDSECOND.COM /// 1-877-866-0202